centerline
capital group

A Pragmatic Entrepreneur

CENTERLINE HOLDING COMPANY 2006 ANNUAL REPORT FORMERLY CHARTERMAC

CENTERLINE C

CHARTERMAC CORPORATION IS NOW
CENTERLINE CAPITAL GROUP

We are pleased to introduce our new brand, Centerline Capital Group, one of the nation's leading real estate investment and finance companies

PROFESSIONALS T

WHAT IS A CENTERLINE

A centerline balances two sides. The name Centerline suggests th we are at the center of transactio among all our constituencies

IN ORDER TO A

OUR STOCK SYMBOL

Our stock symbol is still "CHC". Centerline Capital Group's parent company, Centerline Holding Company, is the NYSE-traded entity

PRACTICAL, CUSTO

OUR PEOPLE

While our name has changed, we are still the same dedicated, service-oriented individuals – 535 strong, located in nine offices throughout the country

FOR INVESTORS

APITAL GROUP

OUR PHILOSOPHY ON THE CHANGE

We believe it is important to have
a single brand to demonstrate we are
one, fully integrated company

HINK CREATIVELY

CHIEVE HIGHLY

OUR BUSINESS GROUPS

Asset Management
Affordable Housing
Commercial Real Estate
Credit Risk Products

MIZED SOLUTIONS

OUR STRATEGY

Whether making an investment for our own account or on behalf of a fund we manage, our strategy is simple. Buy real estate investments carefully, watch the investments closely and fix them quickly if they need to be fixed

AND DEVELOPERS

matching the *users* of capital with the *providers* of capital, with a strong focus on the real estate industry

a proven track record of *success*, state-of-the-art *technology* and the most *knowledgeable* professionals in the industry

providing clients superior products, services and *integrity*

centerline
capital group

Dear Fellow Shareholder:

We are pleased to bring you CharterMac's 2006 annual report. You may have noticed that we have changed pretty significantly. Transformed, actually. We told you last year that 2006 was going to be a year of corporate re-engineering, coupled with the launch of several new initiatives and potential acquisitions. We worked diligently over the past 12 months to execute our 2006 goals, which included more than $4.8 billion of financing and investment volume. In the process, we completed several major transactions that transformed our company from a firm focused mainly on affordable and multifamily housing to, through our subsidiaries, a full-service real estate finance and investment company. During this time, we also recognized that we were a difficult company to understand and explain to our many stakeholders. Beginning in 2001, we made a series of acquisitions and as a result operated through several subsidiaries, each of which had its own brand name. In connection with our re-engineering, we launched a re-branding initiative, the results of which made us recognize it is critical to operate as one company, with one brand name, and all 535 employees aligned with and focused on the success of that company.

We are proud to introduce our new brand – Centerline Capital Group, which we rolled out in April, 2007. The name "Centerline" suggests that we are at the center of transactions among all of our constituencies. A centerline balances two sides. Centerline Capital Group exemplifies our desire for a name that communicates connectivity and reinforces our business model, which is to match the users of capital with the providers of capital, with a strong focus on the real estate industry. Our stock symbol, CHC, remains the same. Centerline Capital Group's parent company, Centerline Holding Company, is the NYSE-traded entity.

Along with our new brand, we introduced our new organizational structure, which is comprised of four business groups:


centerline
capital group
Asset Management
Affordable Housing
Commercial Real Estate
Credit Risk Products

Our four business groups are supported by the Risk Policy, Legal, Human Resources, Finance and Corporate Communications departments, which together form our corporate group. We believe we have created a more efficient organizational structure in order to provide us with a best-in-class platform to grow and compete in a very competitive industry. This structure will enable us to reap even greater benefits from the integration of our past and future acquisitions and to describe our business more clearly.

2006 Recap

Several pivotal events occurred in 2006 that enabled us to complete our re-branding and re-engineering initiatives.

The first and most significant of these events was our acquisition of ARCap, a Dallas-based high-yield commercial mortgage backed securities ("CMBS") and debt fund manager. This acquisition diversified our revenue stream, broadened our product offerings and was the catalyst for much of our corporate re-engineering efforts. Since the closing of the acquisition on August 15th, we transferred our loan servicing operation to Dallas, which we expect to yield $2.5 - $3.5 million of annual cost savings. We completed the integration of our loan origination, special servicing, risk policy and information technology groups and are well along with the integration of our technology platforms.

ARCap's management team brought capital markets access and business relationships that already have created significant new opportunities for us. As a fully integrated management team, we are working together to expand our product offerings,

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www.centerline.com
NYSE: CHC

our access to investor capital and our product flow. The combined talents and relationships of the legacy-ARCap and legacy-CharterMac teams give us a competitive advantage in an extremely competitive marketplace. The legacy-ARCap businesses operate within our Commercial Real Estate Group.

The next significant event was the initial closing of Centerline Financial LLC (f/k/a Centerbrook Financial LLC), which operates as part of our Credit Risk Products Group. Our partner in this venture, IXIS Capital Markets North America, owns 10% of Centerline Financial's parent entity. The initial goal of this venture is to provide credit risk products, including credit default swaps, to the affordable housing industry. Centerline Financial's senior debt received AAA ratings from both Standard & Poor's and Moody's Investor Services. Since the closing in June, our Credit Risk Products Group has issued credit default swaps in connection with the securitization of over $1 billion of our existing tax-exempt revenue bonds.

Centerline Financial's role as credit provider enables us to retain a significant portion of the fees that we would have paid to third parties and realize better leverage against our assets. In January, we announced that Nick Mumford, one of the key executives at IXIS who directed this venture, would join Jim Spound to form a new leadership team for our Credit Risk Products Group. Nick has over 18 years of capital markets and credit derivatives experience. We are pleased with the progress the group has made and they are working diligently to expand our capabilities in this area.

The third initiative we completed was the restructuring of our corporate liabilities. In connection with our acquisition of ARCap, we entered into a $500 million debt facility that consists of a $250 million, six-year term loan and a $250 million revolving line of credit. The proceeds were used to pay the cash portion of the acquisition, retire existing debt and for general corporate purposes. In August, we completed a $455 million, fixed-rate bond securitization with a weighted average term of eight years. The proceeds were used to retire existing floating-rate bond securitizations with a shorter term. Both of these transactions simplified and lowered the cost of our capital structure and improved our asset/liability matching. As of December 31st, 70% of our capital structure had a fixed rate.

The final major initiative of 2006 was our divestiture of a non-core asset. In September, we terminated our option to purchase a 49% interest in Capri Capital Advisors. In connection with the transaction, Capri repaid a $20 million loan that we provided to them in July 2004, and paid us a $6 million termination fee. In addition, Capri transferred its interest in one of its investment funds to us, which we renamed Centerline Urban Capital. The fund was formed in 2001 and focuses on equity investments in multifamily properties in California and other major urban markets. The fund's single investor is the California Public Employees Retirement System ("CalPERS"). At December 31st, the fund had $121.9 million in assets under management, with a commitment from CalPERS for up to $220 million.

The Capri transaction represented a compelling opportunity to make a solid return on our original investment with little downside. Given the strong relationships with major pension funds we acquired in the ARCap acquisition, we believe that Centerline Capital Group is well positioned to expand our pension fund advisory business in the near term. In addition, the establishment of a direct advisory relationship with CalPERS, one of the nation's largest public pension funds, represents the accomplishment of a key corporate goal. We significantly increased the product flow to the Centerline Urban Capital fund and view the expansion of our investment offerings to pension funds as a key growth initiative for our company.

2007 and Beyond

After completing all of these initiatives in 2006, we have a very positive outlook for 2007.

Our Commercial Real Estate Group has developed several new products we intend to launch in the coming months. We expanded our originations team, bringing on a group of five commercial originators in our Dallas office at the beginning of 2007. We also have expanded our access to capital, which enables us to fill out our product roster for commercial mortgage financing. Several of these new products allow us to offer conduit financing for properties, retain primary servicing and subsequently purchase the subordinate classes of the securitization and become the special servicer.

On the fund side, we expect to roll out several new fund products for our institutional clients, including a new CMBS fund that also will target investments in collateralized debt obligation ("CDO") equity and a new equity fund that will target urban investments and offer community reinvestment act ("CRA") benefits.

We put in place a state-of-the-art commercial real estate origination, pricing and underwriting platform, with the capacity to competitively finance all commercial property types. We built this platform to accommodate growth through acquisitions and in 2007 we will work to identify acquisition candidates that are a good strategic fit for our company.

With respect to our Affordable Housing Group, which includes our low-income housing tax credit and tax-exempt bond businesses, we expect to have another strong year. We expect stability and modest growth from this business due to the statutory limitations on the availability of both tax credits and tax-exempt bonds. Since the inception of the tax credit program in 1986, we have been an industry leader with significant market share. Our firm's significant growth and diversification has not reduced our commitment to the affordable housing business. We will continue to represent the highest standard for this industry and seek innovative new products for financing affordable housing.

Our Affordable Housing Group's growth plans include the development of new, complimentary products, incremental tax-credit equity market share gains and expense reductions. The additional tax credits authorized by Congress after Hurricane Katrina in the Gulf Opportunity Zone ("GO Zone") in Louisiana, Mississippi and Alabama have provided us with several opportunities to finance large transactions in that area of the country.

Our primary goal for 2007 in our Credit Risk Products Group is to receive enterprise ratings, which will eliminate the need to use credit support from IXIS and other third parties. We will work to gain broader market acceptance for our credit, which we expect will result in additional cost savings to our company. In addition, during 2007 we expect to provide credit default swaps on some of the Low Income Housing Tax Credit funds we sponsor and introduce new credit products for third party developers.

In 2007, our new Asset Management Group, which consists of primary servicing, special servicing, construction supervision, surveillance and affordable asset management, will identify additional efficiencies, introduce new proprietary asset management software and continue to provide the highest level of service to our clients. We believe the strength of our asset management group is the keystone to our continued success. As a fiduciary to many varied investors in our real estate funds, the ability to closely "watch" our investments and "fix" problems when they arise will separate us from our competition and lead to greater profitability.

We would like to recognize and thank all of our employees for a tremendous year of accomplishments in 2006. Our company has undergone significant changes over the past 12 months and our strategic vision has come together. Throughout all of the changes, our team stayed focused and highly productive. Thanks to everyone's efforts, we have a solid foundation to build upon and we are very excited about our prospects for growth and expansion in 2007 and beyond.

Annual Meeting

Centerline invites you to join our annual shareholders' meeting on Wednesday, June 13, 2007, at 10:00 a.m. The meeting will be held at the offices of Paul, Hastings, Janofsky & Walker LLP at 75 East 55th Street, New York, New York.

We thank all of our shareholders and employees for their continued support, and we look forward to reporting on Centerline's success and accomplishments in the year ahead.

Marc D. Schnitzer
Chief Executive Officer &
President

Leonard W. Cotton
Vice Chairman

In order to better understand how our new organizational structure will be reflected in our future financial statements, we have provided this flow chart.


2006 Business Lines
Portfolio Investing
Fund Management
Mortgage Banking
Principal Components
Mortgage Revenue Bond Investing
Tax Credit Fund Sponsorship
Tax Credit, CMBS, Direct Loan and Equity Fund Management
Credit Inter-mediation
CMBS, Direct Loan, Equity Fund Sponsorship
Advisory Services
Origination
Servicing
2007 Business Lines
Affordable Housing
Asset Management
Credit Risk Products
Commercial Real Estate
Asset Management

enthusiastic, energetic, agile, results-focused, progressive, pioneering, efficient, transparent, reliable

a centerline balances two sides — the intersection of capital and need — where *pragmatic* combines with *entrepreneur*

ASSET MANAGEMENT

Centerline's Asset Management Group is the core of our "watch" and "fix" operation. Every loan and investment we originate and acquire is monitored closely by the 133 real estate professionals that comprise our Asset Management Group. We strive to provide the highest level of customer service to our clients and offer a single point of contact throughout the life cycle of the loan or investment.

There are five departments within the Asset Management Group: Construction Monitoring, Primary Servicing, Special Servicing, Affordable Asset Management and Portfolio Oversight. Utilizing Centerline's proprietary technology, our asset management professionals have data on over 13,000 properties throughout the United States, which provides us access to the best information to monitor our investments and assist in making investment decisions. Our systems, software and surveillance allow us to detect issues early and come up with the best possible solutions to preserve our investments. And in the event that one of our investments stops performing, we have the in-house capabilities to step in and fix the problem. As a result, our credit losses continue to be below industry norms and our investors continue to trust us with their capital.

Centerline's loan servicing portfolio totaled $21.5 billion at December 31, 2006. In addition, Centerline is the named special servicer on a portfolio of commercial mortgage-backed security (CMBS) investments totaling $66 billion.

AFFORDABLE HOUSING

Centerline's Affordable Housing Group brings together the users and providers of debt and equity capital to the affordable multifamily rental housing industry. Our predecessor companies were the pioneers in developing the most efficient and effective financing tools for affordable housing on a national basis.

Primarily focusing on properties that benefit from Low-Income Housing Tax Credits (LIHTC), Centerline has raised approximately $8.1 billion in equity capital from institutional and retail investors. As a sponsor of more than 130 public and private real estate investment funds, Centerline has provided financing for over 1,300 properties in 46 states, Puerto Rico and the District of Columbia.

In addition to providing LIHTC equity, Centerline is one of the leading buyers of tax-exempt affordable housing bonds. Our Direct Purchase Program enables us to acquire affordable housing bonds directly from the government issuer, which eliminates the need for financial intermediaries, thus saving money and time for our developer clients. Since launching this program in 1997, Centerline has amassed a portfolio of approximately $2.8 billion of tax-exempt affordable housing bonds, secured by properties encompassing over 56,000 affordable housing units in 30 states and the District of Columbia.

COMMERCIAL REAL ESTATE

Centerline's Commercial Real Estate Group provides a broad spectrum of financing and investment products for multifamily, office, retail, industrial and mixed-use properties throughout the United States. Centerline's access to a wide array of capital markets executions enables the Commercial Real Estate Group to offer financing at each level of a property's capitalization, including equity, mezzanine capital, bridge loans, b-notes and first mortgage loans. Working with our investor partners, which include government-sponsored enterprises, pension funds and Wall Street conduits, Centerline is able to tailor products to meet the financing needs of each of our clients.

In addition to our direct debt and equity origination platform, Centerline is an active buyer of real estate debt securities, including high-yield CMBS, preferred equity and high-yield real estate loans. Centerline has sponsored six investment funds that have $2.4 billion of real estate debt and equity assets under management. In addition, we manage American Mortgage Acceptance Company (AMEX: AMC), a commercial mortgage REIT focused on providing first mortgage, bridge and mezzanine loans.

CREDIT RISK PRODUCTS

Launched in 2006 and formed in partnership with IXIS Capital Markets North America Inc. ("IXIS"), Centerline Financial, which operates as part of our Credit Risk Products Group, focuses on providing credit intermediation, primarily in the form of credit default swaps (CDS) to the affordable multifamily housing industry. Initially, our Credit Risk Products Group focused on providing CDS to re-securitize the affordable housing bonds in Centerline's own portfolio, which enabled us to retain a significant portion of the fees that we would have paid to third party credit providers.

Centerline is currently working to expand the capabilities of our Credit Risk Products Group. Utilizing the extensive experience and expertise of our management team in credit derivatives, risk management and capital markets execution, Centerline is developing innovative multifamily credit solutions.

SMARTER IDEAS

the best people and the best products

Centerline Capital Group offers smarter ideas because of our people. Our 535 dedicated professionals focus on being at the cutting edge of product development for the real estate finance and investment industry. We have a history of creating innovative financing and investment products to meet the needs of our constituencies – the users of capital and the providers of capital.

We believe our competitive edge lies in the fact that we operate off a fully integrated platform with the capacity to provide capital for all commercial property types. This enables us to offer a single execution when offering multiple layers of a property's capital structure, which saves our customers valuable time and money. It also enables us to tailor our financing products to meet the needs of our borrower and developer customers. Our broad access to a diverse group of capital providers has enabled us to fill out our product roster and keeps us one step ahead of our competition.

With over 34 years of real estate experience, Centerline Capital Group has the expertise to structure, price, execute and service even the most complex financing transactions.

ENTHUSIASTIC PARTNERSHIPS

direct relationships with over 875 real estate owners and developers; best-in-class service

We view every relationship we have with our clients as a partnership. Whether it is one of our 875 real estate developers and owners or an investor in our funds, our focus is to work with our clients to help them achieve their goals. Most importantly, we listen. We identify exactly what our clients want and need and then tailor our financing or investment products to meet that need. Service is our main focus. It is what keeps our clients coming back to us year after year.

Our service does not end after we close a loan or sell an investment fund. Centerline Capital Group offers a life-of-loan relationship. We have the in-house capacity to originate, underwrite and service our investments and, at the end of the holding period, we offer refinancing or disposition strategies. Our clients deal with one capital source throughout the life of their investment, with the assurance they will receive the highest level of service.

EXTRAORDINARY FLEXIBILITY

the best technology; access to a vast network of data

Whether our clients need to rate-lock a loan in a 24-hour period or meet a strict deadline to close a complex tax-exempt bond financing, Centerline Capital Group offers extraordinary flexibility that other capital providers are unable, or unwilling, to offer.

Our proprietary technology provides us with real-time data on over 13,000 commercial and multifamily properties throughout the United States. This enables us to make decisions quickly and accurately. We have asset management professionals strategically positioned throughout the nation, providing us with the most current market information available.

Our executive management team averages over 23 years of experience with all property types and has operated through several real estate and economic cycles. We know and understand the importance of properly capitalizing a property, and we work with our clients to offer them the best structure for their financing needs. We also distinguish ourselves from the competition by combining talented individuals with the most sophisticated technological tools.

TANGIBLE RESULTS

strong credit culture with a proven track record

While all of our competitive advantages provide us with selling points for our company, most importantly, we have the results to demonstrate we deliver what we promise.

Real estate finance companies that succeed are ones that have a strong, disciplined credit culture. Centerline Capital Group and our predecessor companies have a track record of over 34 years of proven results. Our credit losses on our tax-exempt mortgage bond portfolio have averaged only 19 basis points over the past nine years. Our team of surveillance professionals constantly monitors every investment we make, whether for our own account or for a fund we manage.

And in the event that an investment breaks, we have the in-house special servicing capabilities to fix it. Our servicing platform carries an "Above Average" rating for primary servicing and a "Strong" rating for special servicing from Standard & Poor's.

We understand that our reputation centers on our ability to produce tangible results, which is why we have designed our operating platform to ensure that we deliver those results to all our clients.


49% Portfolio Investing
32% Fund Management
14% Mortgage Banking
5% Credit Intermediation

2006 Cash Available for Distribution (CAD) Revenue Composition


66% Transactional Revenue
34% Recurring Revenue

2006 Transactional vs. Recurring CAD Revenues

Year ended December 31 (dollars in thousands, except per share amounts)	2006	2005	2004
Total revenues [1]	$371,242	$320,520	$232,432
CAD [2]	$111,030	$114,710	$103,631
CAD per share (diluted) [2][3]	$1.89	$1.97	$1.88
Net income	$41,294	$59,014	$65,363
Net income available to shareholders	$36,542	$56,994	$65,363
Net income per share (diluted) [3]	$0.62	$0.98	$1.19
Dividends per share [3]	$1.68	$1.65	$1.57
Weighted average shares outstanding (diluted) [3]	58,711	58,291	55,147

[1] *Adjusted to exclude Consolidated Partnerships.*

[2] *CharterMac believes that Cash Available for Distribution ("CAD") is helpful to investors in measuring the performance of our Company. CAD represents net income (computed in accordance with GAAP), adjusted for certain items as illustrated in Note 20 to the consolidated financial statements. There is no generally accepted methodology for computing CAD, and the Company's computation of CAD may not be comparable to CAD reported by other companies. CAD does not represent net cash provided by operating activities (determined in accordance with GAAP) and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's performance, as an alternative to net cash provided from operating activities (determined in accordance with GAAP) as a measure of our liquidity, or as an indication of our ability to make cash distributions.*

[3] *Includes Common and Community Reinvestment Act ("CRA") Preferred shares, excluding 4.4% Cumulative Perpetual Convertible CRA Preferred shares.*

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

This Annual Report contains forward-looking statements. These forward-looking statements are not historical facts, but rather our beliefs and expectations and are based on our current expectations, estimates, projections, beliefs and assumptions about our Company and industry. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These factors, which are discussed in more detail in our Annual Report on Form 10-K filed with the Securities and Exchange Commission, include the following:

- *adverse changes in the real estate markets including, among other things, competition with other companies;*
- *interest rate fluctuations;*
- *general economic and business conditions;*
- *risks associated with providing credit intermediation;*
- *risk of loss under mortgage banking loss sharing arrangement;*
- *risk of loss from direct and indirect investments in CMBS;*
- *environmental/safety requirements;*
- *changes in applicable laws and regulations;*
- *our tax treatment, the tax treatment of our subsidiaries and the tax treatment of our investments;*
- *risk of default associated with the mortgage revenue bonds and other securities held by us or our subsidiaries;*
- *the risk that relationships with key investors and developers may not continue;*
- *our ability to generate fee income may not continue; and*
- *risks related to the form and structure of our financing arrangements.*

We caution you not to place undue reliance on these forward-looking statements, which reflect our view only as of the date of this Annual Report.

FINANCIAL RESULTS

The following financial statements are CharterMac's (now known as Centerline Holding Company) consolidated financial statements for the calendar year ended December 31, 2006. The description throughout refers to CharterMac, rather than Centerline Holding Company, as we changed our name in April 2007. In addition, the financial statements view our business in the context of our previous organizational structure, rather than the new organizational structure we announced concurrent with our name change.

The information set forth below presents our selected financial data. Additional financial information is set forth in the consolidated financial statements and notes thereto.

For the Years Ended December 31 (in thousands, except per share amounts):

	2006 (1)	2005 (2)	2004 (3)	2003 (4)	2002
Operations					
Total revenues	$ 387,259	$ 295,097	$ 232,432	$ 152,240	$ 116,614
Income before income taxes	$ 47,786	$ 30,437	$ 48,120	$ 60,514	$ 62,117
Net income	$ 41,294	$ 59,014	$ 65,363	$ 66,586	$ 60,833
Net income applicable to shareholders (5)	$ 36,542	$ 56,994	$ 65,363	$ 61,248	$ 55,905
Net cash provided by (used in):					
Operating activities	$ 86,716	$ 685	$ 106,405	$ 97,902	$ 80,977
Investing activities	$ (523,896)	$ (373,018)	$ (366,647)	$ (365,419)	$ (418,379)
Financing activities	$ 454,792	$ 462,341	$ 279,295	$ 306,052	$ 245,737
Net income per share (5)					
Basic	$ 0.63	$ 0.98	$ 1.19	$ 1.31	$ 1.31
Diluted	$ 0.62	$ 0.98	$ 1.19	$ 1.31	$ 1.31
Financial position					
Total assets	$9,688,516	$6,968,757	$5,737,221	$ 2,581,169	$1,852,868
Financing arrangements	$1,801,170	$1,429,692	$1,068,428	$ 900,008	$ 671,659
Notes payable	$ 591,165	$ 304,888	$ 174,454	$ 153,350	$ 68,556
Preferred shares of subsidiary:					
Subject to mandatory repurchase	$ 273,500	$ 273,500	$ 273,500	$ 273,500	$ 273,500
Not subject to mandatory repurchase	$ 104,000	$ 104,000	$ 104,000	$ --	$ --
Dividends					
Dividends declared per share (6)	$ 1.68	$ 1.65	$ 1.57	$ 1.37	$ 1.26

(1) Includes ARCap beginning in August 2006, and includes $29.2 million of expense (or $0.50 per basic and diluted share) related to a valuation allowance recorded against deferred tax assets (see Note 12 to the consolidated financial statements).

(2) Includes a $22.6 million non-cash pre-tax charge ($12.3 million after tax, or $0.21 per basic and diluted share) related to the write-off of the "Related Capital Company" trade-name intangible asset (see Note 5 to the consolidated financial statements).

(3) Reflects adoption of Interpretation 46(R), Consolidation of Variable Interest Entities ("FIN 46(R)"), as of March 31, 2004 (See Note 1 to the consolidated financial statements).

(4) Includes CharterMac Capital beginning in November 2003.

(5) Includes common shareholders and Convertible CRA shareholders.

(6) Distributions per share are the same for both common shares and Convertible CRA shares.

(In thousands)

	December 31, 2006	December 31, 2005
ASSETS		
Cash and cash equivalents	$ 178,907	$ 161,295
Restricted cash	14,843	34,025
Mortgage revenue bonds-at fair value (Note 3)	2,397,738	2,294,787
Other investments (Note 4)	338,920	298,590
Goodwill and intangible assets, net (Note 5)	542,277	439,175
Deferred costs and other assets, net (Note 6)	196,145	135,509
Loan to affiliate (Note 18)	15,000	--
Investments held by consolidated partnerships (Note 7)	4,965,907	3,025,762
Other assets of consolidated partnerships (Note 7)	1,038,779	579,614
Total assets	$ 9,688,516	$ 6,968,757
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Financing arrangements (Note 8)	$ 1,801,170	$ 1,429,692
Notes payable (Note 9)	591,165	304,888
Preferred shares of subsidiary (subject to mandatory repurchase) (Note 13)	273,500	273,500
Accounts payable, accrued expenses and other liabilities (Note 10)	214,344	178,365
Notes payable and other liabilities of consolidated partnerships (Note 7)	2,700,154	1,618,395
Total liabilities	5,580,333	3,804,840
Minority interests in consolidated subsidiaries (Note 13)	247,390	262,274
Preferred shares of subsidiary (not subject to mandatory repurchase) (Note 13)	104,000	104,000
Limited partners' interests in consolidated partnerships	2,806,661	1,747,808
Commitments and contingencies (Note 21)		
Shareholders' equity (Note 14):		
Beneficial owners equity:		
4.4% Convertible CRA preferred shares; no par value; 2,160 shares issued and outstanding in 2006 and 2005	104,498	104,498
Convertible CRA shares; no par value; 6,552 shares issued and outstanding in 2006 and 2005	97,499	104,369
Special preferred voting shares; no par value (14,825 shares issued and outstanding in 2006 and 14,885 shares issued and outstanding in 2005)	148	150
Common shares; no par value (160,000 shares authorized; 52,746 issued and 51,343 outstanding in 2006 and 52,309 issued and 51,988 outstanding in 2005)	709,142	752,042
Restricted shares granted	--	(4,193)
Treasury shares of beneficial interest – common, at cost (1,403 shares in 2006 and 321 shares in 2005)	(28,018)	(7,135)
Accumulated other comprehensive income	66,863	100,104
Total shareholders' equity	950,132	1,049,835
Total liabilities and shareholders' equity	$ 9,688,516	$ 6,968,757

See accompanying notes to consolidated financial statements

(in thousands except per share amounts)

	2006	2005	2004
Revenues:			
Mortgage revenue bond interest income	$ 156,500	$ 146,024	$ 132,075
Other interest income	34,159	16,162	9,346
Fee income	84,201	84,780	69,066
Other revenues	28,661	24,035	9,732
Revenues of consolidated partnerships (Note 7)	83,738	24,096	12,213
Total revenues	387,259	295,097	232,432
Expenses:			
Interest expense	97,055	56,698	30,932
Interest expense of consolidated partnerships	47,926	26,322	21,395
Interest expense – distributions to preferred shareholders of subsidiary	18,898	18,898	18,898
General and administrative (Note 16)	165,648	128,613	101,306
Depreciation and amortization	47,527	44,195	30,407
Write-off of goodwill and intangible assets	2,644	22,567	--
Loss on impairment of mortgage revenue bonds and other assets	5,003	4,555	757
Expenses of consolidated partnerships (Note 7)	75,946	49,810	30,519
Total expenses	460,647	351,658	234,214
Loss before other income	(73,388)	(56,561)	(1,782)
Equity and other income	1,978	7,037	3,442
Gain on sale or repayment of mortgage revenue bonds and other assets	18,370	8,062	7,868
Loss on investments held by consolidated partnerships	(278,232)	(247,986)	(149,048)
Loss before allocations and income taxes	(331,272)	(289,448)	(139,520)
Income allocated to preferred shareholders of subsidiary	(6,225)	(6,225)	(3,942)
Minority interests in consolidated subsidiaries, net of tax (Note 13)	(16,094)	(23,421)	(28,368)
Loss allocated to partners of consolidated partnerships	401,377	349,531	219,950
Income before income taxes	47,786	30,437	48,120
Income tax (provision) benefit (Note 12)	(6,492)	28,577	17,243
Net income	$ 41,294	$ 59,014	$ 65,363
Allocation of net income to:			
4.4% Convertible CRA preferred shareholders	$ 4,752	$ 2,020	$ --
Common shareholders	32,405	50,558	56,786
Convertible CRA shareholders	4,137	6,436	8,577
Total	$ 41,294	$ 59,014	$ 65,363
Net income per share (Note 17):			
Basic	$ 0.63	$ 0.98	$ 1.19
Diluted	$ 0.62	$ 0.98	$ 1.19
Weighted average shares outstanding (Note 17):			
Basic	58,154	58,018	54,786
Diluted	58,711	58,291	55,147
Dividends declared per share	$ 1.68	$ 1.65	$ 1.57

See accompanying notes to consolidated financial statements

(In thousands)

	Beneficial Owner's Equity								
	4.4% Convertible CRA Preferred Shares	Convertible CRA Shares	Special Preferred Voting Shares	Common Shares	Treasury Shares — Common	Restricted Shares Granted	Comprehensive Income	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2004	$ --	$138,748	$ 161	$ 644,641	$ (378)	$ (19,385)		$ 28,436	$792,223
Comprehensive income:									
Net income		8,577		56,786			$ 65,363		65,363
Other comprehensive loss:									
Net unrealized loss on derivatives							(1,078)		
Unrealized holding loss on mortgage revenue bonds							(16,023)		
Less: reclassification to net income							217		
Other comprehensive loss							(16,884)	(16,884)	(16,884)
Comprehensive income							$ 48,479		
Options exercised and other share based compensation, net of forfeitures				(564)		(169)			(733)
Amortization of share awards						11,632			11,632
Conversion of Special Common Units and redemption of Special Preferred Voting Shares			(9)	17,789					17,780
Conversion of Convertible CRA shares		(27,585)		27,585					--
Issuance costs of Convertible CRA shares		(148)							(148)
Issuance of common shares				105,541					105,541
Repurchase of treasury shares					(2,592)				(2,592)
Distributions		(10,847)		(78,613)					(89,460)
Balance at December 31, 2004	$ --	$108,745	$ 152	$ 773,165	$ (2,970)	$ (7,922)		$ 11,552	$882,722

(continued)

See accompanying notes to consolidated financial statements

(In thousands)

	Beneficial Owner's Equity								
	4.4% Convertible CRA Preferred Shares	Convertible CRA Shares	Special Preferred Voting Shares	Common Shares	Treasury Shares — Common	Restricted Shares Granted	Comprehensive Income	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2004	$ --	$108,745	$ 152	$ 773,165	$ (2,970)	$ (7,922)		$ 11,552	$ 882,722
Comprehensive income:									
Net income	2,020	6,436		50,558			$ 59,014		59,014
Other comprehensive income:									
Net unrealized gain on derivatives							5,848		
Unrealized gain on marketable securities							35		
Unrealized holding gain on mortgage revenue bonds							84,230		
Less: reclassification to net income							(1,561)		
Other comprehensive income							88,552	88,552	88,552
Comprehensive income							$ 147,566		
Options exercised and other share based compensation, net of forfeitures				8,325		(2,936)			5,389
Amortization of share awards				895		6,665			7,560
Conversion of Special Common Units and redemption of Special Preferred Voting Shares			(2)	4,818					4,816
Issuance of 4.4% Convertible CRA Preferred shares	104,498								104,498
Repurchase of treasury shares					(4,165)				(4,165)
Distributions	(2,020)	(10,812)		(85,719)					(98,551)
Balance at December 31, 2005	$104,498	$104,369	$ 150	$ 752,042	$ (7,135)	$ (4,193)		$ 100,104	$1,049,835

(continued)

See accompanying notes to consolidated financial statements

(In thousands)

	Beneficial Owner's Equity								
	4.4% Convertible CRA Preferred Shares	Convertible CRA Shares	Special Preferred Voting Shares	Common Shares	Treasury Shares — Common	Restricted Shares Granted	Comprehensive Income	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2005	$ 104,498	$ 104,369	$ 150	$ 752,042	$ (7,135)	$ (4,193)		$ 100,104	$ 1,049,835
Comprehensive income:									
Net income	4,752	4,137		32,405			$ 41,294		41,294
Other comprehensive loss:									
Net unrealized loss on derivatives							(2,267)		
Unrealized gain on marketable securities							1,561		
Unrealized holding loss on mortgage revenue bonds and other assets							(31,991)		
Less: reclassification to net income							(544)		
Other comprehensive loss							(33,241)	(33,241)	(33,241)
Comprehensive income							$ 8,053		
Reclassification of unamortized restricted shares upon adoption of SFAS No. 123(R)				(4,193)		4,193			
Options exercised and other share based compensation, net of forfeitures				743					743
Amortization of share awards				15,105					15,105
Conversion of Special Common Units and redemption of Special Preferred Voting Shares			(2)	1,954					1,952
Repurchase of treasury shares					(20,883)				(20,883)
Distributions	(4,752)	(11,007)		(88,914)					(104,673)
Balance at December 31, 2006	$ 104,498	$ 97,499	$ 148	$ 709,142	$ (28,018)	$ --		$ 66,863	$ 950,132

See accompanying notes to consolidated financial statements

(In thousands)

	Year Ended December 31,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 41,294	$ 59,014	$ 65,363
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale or repayment of mortgage revenue bonds and other assets	(1,055)	(1,561)	(217)
Loss on impairment of mortgage revenue bonds and other assets	5,003	4,555	757
Depreciation and amortization	47,527	44,195	30,407
Equity in income of unconsolidated entities	(1,979)	(7,037)	(3,442)
Write-off of goodwill and intangible assets	2,644	22,567	--
Gain on CUC contract	(916)	--	--
Income allocated to preferred shareholders of subsidiary	6,225	6,225	3,942
Income allocated to minority interests in consolidated subsidiaries	16,087	23,421	28,368
Non-cash compensation expense	18,467	8,924	11,632
Other non-cash (income) expense	(531)	2,737	3,303
Deferred taxes	2,156	(28,178)	(20,545)
Distributions received from equity investees	4,469	3,702	2,219
Reserves for bad debt	25,898	24,238	13,631
Changes in operating assets and liabilities:			
Mortgage servicing rights	(8,648)	(7,520)	(6,854)
Mortgage loans receivable	31,288	(125,797)	(5,610)
Loan to affiliate	(15,000)	4,600	(4,600)
Deferred revenues	24,167	10,210	35,122
Restructuring costs payable	1,128	--	--
Receivables	(88,742)	(65,172)	--
Other assets	(23,417)	(337)	(46,259)
Accounts payable, accrued expenses and other liabilities	651	21,899	(812)
Net cash provided by operating activities	86,716	685	106,405
CASH FLOWS FROM INVESTING ACTIVITIES			
Repayments of mortgage revenue bonds	115,600	133,611	39,067
Mortgage revenue bond acquisitions and fundings	(419,940)	(443,517)	(325,037)
Investments in notes receivable	(6,594)	(34,401)	(3,900)
Repayments of notes receivable	48,930	3,039	1,958
Acquisitions, net of cash acquired	(262,659)	(290)	(1,579)
Loans to Capri Capital	--	(8,011)	(84,000)
Advances to partnerships	(195,044)	(146,977)	(173,526)
Collection of advances to partnerships	188,711	138,981	156,875
Deferred investment acquisition costs	(1,478)	(2,579)	(1,342)
Decrease in cash and cash equivalents – restricted	19,338	317	6,781
Return of capital from equity investees	16,667	--	--
Purchases of marketable securities	(109)	--	--
Other investing activities	(27,318)	(13,191)	18,056
Net cash used in investing activities	(523,896)	(373,018)	(366,647)

(continued)

See accompanying notes to consolidated financial statements

(In thousands)

	Year Ended December 31,		
	2006	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES			
Distributions to shareholders	(104,168)	(96,556)	(84,395)
Distributions to preferred shareholders of subsidiary	(6,225)	(6,225)	(2,386)
Distributions to Special Common Unit, Special Membership Unit and Special Common Interest holders	(35,589)	(34,677)	(28,411)
Proceeds from financing arrangements	1,409,098	546,632	281,060
Repayments of financing arrangements	(1,028,533)	(185,369)	(112,639)
Increase in notes payable	244,679	130,434	21,105
Minority interest contribution	5,250	--	--
Proceeds from stock options exercised	756	3,804	308
Retirement of Special Common Units and special preferred voting shares	(724)	(2)	(10)
Treasury stock purchases	(20,447)	--	--
Issuance of preferred shares	--	108,000	--
Issuance of common or Convertible CRA shares	--	--	110,803
Issuance of preferred subsidiary shares	--	--	104,000
Deferred financing costs	(9,305)	(3,700)	(10,140)
Net cash provided by financing activities	454,792	462,341	279,295
Net increase in cash and cash equivalents	17,612	90,008	19,053
Cash and cash equivalents at the beginning of the year	161,295	71,287	52,234
Cash and cash equivalents at the end of the year	$ 178,907	$ 161,295	$ 71,287
SUPPLEMENTAL INFORMATION			
Interest paid	$ 94,713	$ 55,771	$ 31,057
Taxes paid	$ 1,204	$ 768	$ 8,040
Acquisition activity:			
Conversion of existing assets	$ 14,221	$ 70,000	
Issuance of subsidiary equity	4,859	7,500	
Decrease in minority interest	--	(4,200)	$ (1,579)
Assets acquired	(341,248)	(90,530)	
Liabilities assumed	59,509	16,940	
Net cash paid for acquisitions	$(262,659)	$ (290)	$ (1,579)
Non-cash activities relating to adoption of FIN 46(R):			
Decrease in mortgage revenue bonds			$ 33,821
Increase in other assets			4,731
Increase in investments held by consolidated partnerships			(2,173,621)
Increase in other assets of consolidated partnerships			(210,494)
Increase in notes payable and other liabilities of consolidated partnerships			1,047,976
Increase in partners' interests of consolidated partnerships			1,297,587
			$ --
Non-cash investing and financing activities:			
Share grants and SCUs issued	$ 41,767	$ 3,706	$ 1,875
Issuance of SMUs in exchange for investment or acquisition	$ --	$ 11,576	$ --
Conversion of SCUs to common shares	$ 1,954	$ 4,818	$ 17,789
Conversion of CRA shares to common shares	$ --	$ --	$ 27,585
Treasury stock purchases via employee withholding	$ 436	$ 4,165	$ 2,592
Cancellation of acquisition – related SMUs	$ (4,076)	$ --	$ --

See accompanying notes to consolidated financial statements

CharterMac and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of CharterMac, our wholly owned and majority owned subsidiary statutory trusts, corporations and limited liability companies which it controls and entities consolidated pursuant to the adoption of FASB Interpretation No. 46(R) or similar accounting pronouncements (see I.O. Consolidated Partnerships below). All intercompany accounts and transactions have been eliminated in consolidation. Unless otherwise indicated, the Company, "we", "our" and "us", as used throughout this document, refers to CharterMac and our consolidated subsidiaries.

Our consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. Revenue Recognition

We derive our revenues from a variety of investments and services, summarized as follows:

- Mortgage Revenue Bond Interest Income

We recognize income as it accrues, provided collectability of future amounts is reasonably assured. We recognize contingent interest when received. For bonds with modified terms, or when collectability is uncertain, we recognize revenue based upon expected cash receipts. For bonds which carry a different interest rate during the construction period than during the balance of the term, we calculate the effective yield on the bond and use that rate to recognize income over the life of the bond. Acquisition fees received upon acquisition of mortgage revenue bonds are deferred and amortized through the call dates of the bonds.

We place loans on a non-accrual status when any portion of the principal or interest is 90 days past due or earlier when concern exists as to the ultimate collectability of principal or interest. Loans return to accrual status when principal and interest become current. There were seven bonds with a fair value of $35.1 million on non-accrual status at December 31, 2006 and eight bonds with a fair value of $49.9 million on non-accrual status at December 31, 2005.

- Other Interest Income

We recognize income on temporary investments (such as cash in banks and short-term instruments) as well as longer term investments (from promissory notes, mortgages receivable, etc.) and escrow accounts we manage, on the accrual basis as earned.

We recognize income on resecuritization certificates as it accrues, provided collectability of future amounts is reasonably assured. We adjust the amortized cost of securities for accretion of discounts to maturity. We compute accretion using the effective-interest method over the expected life of the securities based on our estimates regarding the timing and amount of cash flows from the underlying collateral.

- Fee Income
- Fund Sponsorship Fees

→ *Organization, offering and acquisition allowance fees* are for reimbursement of costs we incur for organizing Low-Income Housing Tax Credit ("LIHTC") investment funds and for providing assistance in acquiring the properties to be included in the funds. We recognize the organization and offering allowance fee when the investor equity is raised and recognize the acquisition allowance fee when the investment funds acquire properties. The related expenses are included in general and administrative expenses.

→ *Partnership management fees* are for maintaining the books and records of LIHTC investment funds, including requisite investor reporting. We recognize these fees over the five year contractual service period following the initial closing of the fund.

→ *Property acquisition and acquisition allowance fees* are for services we perform in acquiring interests in property-owning partnerships which comprise the assets of LIHTC funds we sponsor. We recognize these fees when the investor equity is invested and as the properties limited partnership interest are acquired by the investment fund.

→ *Asset management fees* from:

- LIHTC investment funds, based on a percentage of each investment fund's invested assets are earned for monitoring the acquired property interests to ensure that their development, leasing and operations comply with LIHTC or other tax credit requirements;

- American Mortgage Acceptance Company ("AMAC"), an affiliated, publicly traded real estate investment trust we manage (see Note 18), based upon AMAC's equity as well as incentive management fees if certain profitability levels are attained; and

- CharterMac Urban Capital LLC ("CUC"), an investment fund in which we also have a membership interest (see Note 4), based on a percentage of the fund's invested assets.

Asset management fees are recorded monthly as earned, provided that collection is reasonably assured.

- Mortgage Banking Fees

→ *Mortgage origination fees* for originating loans are recorded upon settlement of sale to the purchaser of the loans.

→ *Mortgage servicing fees* are recognized on an accrual basis as the services are performed over the servicing period.

- Credit Intermediation Fees

→ Fees for credit intermediation transactions to provide specified rates of return for an LIHTC fund, received in advance, are deferred and amortized over the applicable risk-weighted periods on a straight-line basis. For those pertaining to the construction and lease-up phase of a pool of properties, the periods are generally one to three years. For those pertaining to the operational phase of a pool of properties, the period is approximately 20 years.

→ Fees for other credit intermediation transactions are received monthly and recognized as income when earned.

• OTHER REVENUES

- *Prepayment penalties* from early payments of mortgage revenue bonds or serviced mortgage loans are recognized at the time of prepayment.

- *Construction service fees* from borrowers for servicing mortgage revenue bonds during the construction period are deferred and amortized into other income over the estimated construction period.

- *Administration fees* charged to the property partnerships or to other entities we manage are recorded as the payments are received due to the uncertainty of collectability.

- *Expense reimbursements* include amounts billed to investment funds and other affiliated entities ("affiliates") for the reimbursement of salaries and certain other ongoing operating expenditures incurred by CharterMac Capital on behalf of these affiliates. We recognize these amounts as incurred.

• REVENUES OF CONSOLIDATED PARTNERSHIPS

Rental income for property partnerships is accrued as earned based on underlying lease agreements. Interest income for all consolidated partnerships is accrued as earned. For our funds which invest in commercial mortgage-backed securities ("CMBS"), we recognize interest income as earned. We compute accretion of purchase discounts using the effective-interest method over the expected life of the securities based on our estimates regarding the timing and amount of cash flows from the underlying collateral.

C. INVESTMENT IN MORTGAGE REVENUE BONDS

We account for our investments in mortgage revenue bonds as available-for-sale debt securities under the provisions of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS No. 115"). This classification is due to a provision in most of the bonds whereby we have a right to require redemption prior to maturity, although we can and may elect to hold them up to their maturity dates unless otherwise modified, and the ability of the borrower to prepay the bond after a lockout period. Accordingly, we carry investments in mortgage revenue bonds at their estimated fair values, and report unrealized gains and losses in accumulated other comprehensive income.

Because mortgage revenue bonds have a limited market, we estimate fair value for each bond as the present value of its expected future cash flows using a discount rate for comparable tax-exempt investments. This process is based upon projections of future economic events affecting the real estate collateralizing the bonds, such as property occupancy rates, rental rates, operating cost inflation, market capitalization rates and an appropriate market rate of interest.

Direct costs relating to unsuccessful acquisitions and all indirect costs relating to the mortgage revenue bonds are charged to operations.

We consider a mortgage revenue bond as impaired when we determine it is probable that not all required contractual payments will be made when due, from property operations or other sources of collection (such as sale under foreclosure and syndication of associated tax credits) would not cover any shortfall. If we determine a bond is impaired, we write it down to its estimated fair value and record a realized loss in the statement of income. Our primary tool to determine which loans are likely to incur a loss is to evaluate the debt service coverage ratio based on our historical experience with similar properties and the frequency of such losses.

When a mortgage revenue bond is underperforming with respect to certain of our standards (for example, expectations of timely construction completion, actual occupancy levels or actual debt service coverage) but we still expect to recover all contractual payments (either through debt service or collateral), we value it based on our estimate of the fair value as described above, although such fair value will not exceed the outstanding face amount.

D. OTHER INVESTMENTS

EQUITY METHOD INVESTMENTS

→ We invest in partnership interests related to the real estate equity investment funds we sponsor. Typically, we hold these investments for a short period until we establish a new fund.

→ We account for investments in entities in which we have significant influence but do not control (such as CharterMac Urban Capital LLC ("CUC") and our pre-acquisition investment in ARCap Investors, LLC ("ARCap") under the equity method of accounting. We recognize income based on our respective ownership percentages. For the preferred portion of the pre-acquisition ARCap investment, we accrued our equity earnings at the applicable cumulative dividend rate.

AVAILABLE-FOR-SALE

→ We hold investments in resecuritization certificates, and funds that we consolidate hold CMBS and resecuritization certificates. We classify these investments as available-for-sale as we may sell them or dispose of them prior to maturity. As such, we carry these investments at their estimated fair values, and report unrealized gains and losses in accumulated other comprehensive income. We evaluate any unrealized losses to determine if the declines in fair value are other-than-temporary; if so, we record the decline in fair value as an impairment to the security and record a realized loss in the statement of income. We generally estimate the fair value of the CMBS based on market prices provided by certain dealers who make a market in these financial instruments.

The yield to maturity on CMBS and resecuritization certificates depends on, among other things, the rate and timing of principal payments, the pass-through rate, and interest rate fluctuations. Our subordinate CMBS interests and resecuritization certificates provide credit support to the more senior interests of the related commercial securitization. Cash flow from the mortgages underlying the CMBS interests and resecuritization certificates generally is allocated first to the senior interests and then among the other CMBS interests and resecuritization certificates in order of relative seniority. To the extent that there are defaults and unrecoverable losses on the underlying mortgages that result in reduced cash flows, the most subordinate CMBS interest and resecuritization certificate will bear this loss first, with excess losses borne by the remaining CMBS interests and resecuritization certificates in order of relative subordination.

→ We value marketable securities based on quoted market prices.

OTHER

→ Mortgage loans held for sale represent amounts we are due for mortgage loans that were sold under purchase agreements to permanent investors, but for which we are awaiting settlement of funds, and the balance includes net origination costs. We do not retain any interest in these loans except for mortgage servicing rights and certain contingent liabilities pursuant to loss sharing agreements. We record loan commitment fees as deferred revenue net of direct costs associated with closing the related loan and recognize them as income when the loans are sold in accordance with SFAS No.

91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loan and Initial Direct Costs of Leases.*

→ Notes receivable are carried at their net realizable value. When we believe that we will not collect all amounts due under the terms of the loan, we record a valuation allowance.

→ We invest in affiliated entities that co-develop properties. Development investments include amounts invested to fund pre-development and development costs. Investment funds we sponsor acquire the limited partnership interest in these properties. We expect to recapture these amounts from various sources attributable to the properties, including capital contributions of investments funds, cash flow from operations, and/or from co-development partners, who in turn have cash flow notes from the properties. In connection with our co-development agreements, affiliates of CharterMac issue construction completion, development deficit guarantees and operating deficit guarantees to the lender and investment funds (for the underlying financing of the properties) on behalf of our subsidiary (see Note 21).

E. Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and investments in short-term instruments with an original maturity of three months or less. Restricted cash includes collateral for borrowings within our securitization programs and in accordance with Fannie Mae and Freddie Mac requirements.

F. Deferred Costs

We capitalize costs incurred in connection with our debt and securitization programs (see Note 8) and amortize them on a straight-line basis over the terms of the debt facilities, or 10 years, which approximates the average remaining term to maturity of the mortgage revenue bonds in the securitization programs.

We capitalize costs incurred in connection with the issuance of preferred shares of our Equity Issuer subsidiary and amortize them on a straight-line basis over the period to the mandatory repurchase date of the shares. We record costs we incur in connection with the issuance of equity as a reduction of the applicable beneficial owners' equity.

G. Goodwill and Other Intangible Assets

Goodwill

We test goodwill for impairment (via third party appraisals) annually or if circumstances indicate there may be reason to believe impairment has occurred. Any such impairment would be charged to expense in the period in which it is determined.

Other Intangible Assets

We amortize other intangible assets on a straight-line basis over their estimated useful lives. Should goodwill be deemed impaired, the useful lives of identified intangible assets may need to be reassessed and amortization accelerated, or such intangible assets could be deemed impaired as well.

Mortgage Servicing Rights ("MSRs")

In accordance with SFAS No. 140, *Accounting for Tranfers and Servicing of Financial Assets and Extinguishment of Liabilities*, we recognize as assets the rights to service mortgage loans for others, whether the MSRs are acquired through a separate purchase or through loans originated and sold. We record purchased MSRs at cost. For originated loans, we allocate total costs incurred to the loan originated and the MSR retained based on the relative fair values. In subsequent periods, we carry the assets at the amortized initial basis. All MSRs are amortized in proportion to, and over the period of, estimated net servicing income.

We assess MSRs for impairment based on the fair value of the assets as compared to carrying values. We estimate the fair value by obtaining market information from one of the primary mortgage servicing rights brokers. To determine impairment, the mortgage servicing portfolio is stratified by the risk characteristics of the underlying mortgage loans and we compare the estimated fair value of each stratum to its carrying value. When the carrying value of capitalized servicing assets exceeds fair value, we recognize temporary impairment through a valuation allowance; fair value in excess of the amount capitalized is not recognized. In addition, we periodically evaluate our MSRs for other-than-temporary impairment to determine whether the carrying value before the application of the valuation allowance is recoverable. When we determine that a portion of the balance is not recoverable, the asset and the valuation allowance are reduced to reflect permanent impairment. For the servicing portfolio associated with our mortgage originating activities, we have determined that the predominant risk characteristic is the existence or absence of loss sharing provisions associated with the underlying loans. For our other servicing portfolios we have determined that the predominant risk characteristic is the ability to generate a consistent income stream per loan due to the short-term nature of the loans being serviced or due to the fact that certain servicing revenues are not recurring.

We account for exposure to loss under our servicing contracts with Fannie Mae and Freddie Mac through a provision for loan losses and record the reserve as a contra-asset applied to the MSR balance. The exposure to loss results from guarantees made to Fannie Mae and Freddie Mac under the "DUS" and "DUI" programs to share the risk of loan losses (See Note 21 for more details). The provision recorded is considered the fair value of the guarantees. Our determination of the adequacy of the reserve for losses on loans serviced is based on an evaluation of the risk characteristics and exposure to loss associated with those loans. Our assessment is based on a number of factors, including but not limited to general economic conditions, inability of the borrower to meet debt service requirements, or a substantial decline in the value of the collateral. For performing loans, we maintain a general reserve, which is based on the stratification of the loan servicing portfolio by debt service coverage ratio (DSCR). The probability of default and loss is higher for loans with lower DSCRs and therefore a higher reserve is maintained for such loans. For defaulted loans, we maintain a loan specific reserve based on an estimate of our share of the loss.

H. Financial Risk Management and Derivatives

We account for derivative financial instruments pursuant to SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"), as amended and interpreted. We record derivatives at fair value, with changes in fair value of those that we classify as cash flow hedges recorded in accumulated other comprehensive income, to the extent they are effective. If deemed ineffective, we record the amount considered ineffective in the consolidated statement of income.

We have determined that we will not apply hedge accounting to fair value hedges. Any change in the fair value of these hedges is therefore included in current period net income. As of December 31, 2006, we did not have any fair value hedges.

I. Resale and Repurchase Agreements

We account for transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) as collateralized financing liabilities, except when we do not have an agree-

ment to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price.

J. Fair Value of Financial Instruments

As described above, our investments in mortgage revenue bonds, our MSRs and our derivatives are carried at estimated fair values. We have determined that the fair value of our remaining financial instruments, including temporary investments, cash and cash equivalents, promissory notes receivable, mortgage notes receivable and borrowings approximate their carrying values at December 31, 2006 and 2005, due primarily to their short term nature or variable rates of interest.

K. Income Taxes

We provide for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We assess the recoverability of deferred tax assets through evaluation of carryback availability, projected taxable income and other factors as applicable. If we determine that deferred tax assets may not be recoverable, we record a valuation allowance as appropriate.

L. Net Income per Share

Basic net income per share represents net income allocated to Common and Convertible CRA shareholders (see Note 17) by the weighted average number of Common and Convertible CRA shares outstanding during the period. Diluted net income per share includes the weighted average number of shares outstanding during the period and the dilutive effect of common share equivalents, calculated using the treasury stock method.

The Convertible CRA shareholders are included in the calculation of shares outstanding as they share the same economic benefits as common shareholders. SCUs, SMUs, SCIs and 4.4% Convertible CRA preferred shares (see Notes 13 and 14) are not included in the calculation as they are antidilutive.

M. Credit Intermediation Transactions

For guarantees and other credit intermediation transactions issued since January 1, 2003, we record liabilities (included in deferred revenues) equal to the fair values of the obligations undertaken. For transactions for which we receive fees, we consider the fees received to be fair value, in accordance with FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). For completion and other guarantees issued to lenders for the underlying financing of properties, as required by an investment fund, we generally recognize no liability upon inception of the guarantee as the exposure is considered minimal and no fee is received. We monitor our exposure under these agreements and, should we determine a loss is probable, accrue a liability in accordance with SFAS No. 5, *Accounting for Contingencies.*

N. Share Based Compensation

We record restricted share grants as a reduction of beneficial owners' equity within shareholders' equity. The balance recorded equals the number of shares issued (and that we expect to vest) multiplied by the closing price of our common shares on the grant date. We recognize the value of the awards as expense in our consolidated statement of income on a straight-line basis over the applicable service periods. For each separately vesting portion of an award, we record the expense as if the award was, in substance, multiple awards. We expense any shares granted with immediate vesting when granted.

Because share-based compensation is based on awards that we ultimately expect to vest, share-based compensation expense has been reduced to account for estimated forfeitures. Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("SFAS No. 123(R)") requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In periods prior to 2006, we accounted for forfeitures as they occurred.

Under SFAS No. 123(R), we are required to select a valuation technique or option pricing model that meets the criteria as stated in the standard. At present, we use the Black-Scholes model, which requires the input of subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them ("expected term"), the estimated volatility of the Company's common stock price over the expected term ("volatility"), the risk free interest rate and the dividend yield.

O. Consolidated Partnerships

"Consolidated Partnerships" consist of four groups:

- → Certain funds we sponsor to syndicate LIHTC Investments ("LIHTC Partnerships");
- → Property level partnerships for which we have assumed the role of general partner ("Property Partnerships");
- → CMBS Partnerships we sponsor, which we initially consolidated upon the ARCap Investors LLC ("ARCap") acquisition in August 2006 (see Note 2); and
- → a Direct Loan Partnership we manage and consolidate, which we also consolidated following the ARCap acquisition.

LIHTC Partnerships

Through our acquisition of CharterMac Capital, and in subsequent fund originations, we became the general partner or equivalent in more than 130 entities in which we have little or no financial investment. Typically, outside investors acquire all partnership interest in an upper-tier, or investment partnership, or 100% of the membership interest if structured as a limited liability company. The investment partnership, in turn, invests as a limited partner in one or more lower-tier (operating) partnerships that own and operate the multifamily housing complexes. Partners in the investment partnerships are most often corporations who are able to utilize the tax benefits, which are comprised of operating losses and LIHTCs.

Investment partnerships in which the limited partners or limited members do not have the right to remove us as the general partner or managing member are variable interest entities ("VIEs") as defined by FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities* ("FIN 46(R)"). We have concluded that, as the general partner or managing member for these type of investments, we are the primary beneficiary as defined by FIN 46(R) because we absorb the majority of the expected income and loss variability (as we are entitled to fees and are the "decision maker" of the funds), and such variability is disproportionate to our actual ownership interest, which in most cases is none although some of our executive officers have nominal, indirect equity interests in many of the funds. We have consolidated the assets and liabilities of these entities in our balance sheets and have recorded their results of operations in our statements of income beginning April 1, 2004.

For the LIHTC Partnerships, the balance sheets and statements of operations included in our 2006 consolidated financial statements are as of and for the year ended September 30, 2006, the latest date available. Likewise, the amounts included in the 2005 consolidated financial statements are as of and for the year ended September 30, 2005. Upon receipt of full-year audited results, we include any adjustments to amounts we previously recorded in the next quarterly reporting period.

PROPERTY PARTNERSHIPS

We have the general partner interest in 55 lower-tier property-level operating partnerships in which we have little or no ownership interest. We assumed the general partner interest in these partnerships in order to protect our interests in the underlying properties. As with the investment funds described above, the limited partners or limited members do not have the right to remove us as the general partner or managing member. Although these entities are not VIEs, we are deemed to control them and consolidate them pursuant to ARB No. 51, *Consolidated Financial Statements* or SOP 78-9 *Accounting for Investments in Real Estate Ventures* ("SOP 78-9).

For the Property Partnerships, the balance sheets and statements of operations consolidated in our 2006 consolidated financial statements are as of and for the year ended September 30, 2006, the latest date available. Likewise, the amounts included in the 2005 consolidated financial statements are as of and for the year ended September 30, 2005.

CMBS PARTNERSHIPS

CMBS partnerships are funds we sponsor in which we have minority interests but for which our subsidiaries are general partners. Although these entities are not VIEs, we control them and consolidate them.

DIRECT LOAN PARTNERSHIP

ARCap Real Estate Special Situations Mortgage Fund, LLC ("ARESS") is a direct loan fund we sponsor, in which we have a 5% interest and for which one of our subsidiaries is the general partner. Although this entity is not a VIE, we control it and consolidate it pursuant to EITF 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* ("EITF 04-5"). ARESS invests in bridge loans, subordinate interests in first mortgages ("B-notes") and subordinate loans secured by interests in the borrowing entity ("mezzanine loans").

For the CMBS and Direct Loan Partnerships, the balance sheets and statements of operations consolidated in our 2006 consolidated financial statements are as of and for the period ended December 31, 2006.

P. NEW ACCOUNTING PRONOUNCEMENTS

Effective March 31, 2004, we adopted FIN 46(R) which clarified the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. See *Consolidated Partnerships,* above, regarding the impact of our adopting this standard.

In November 2005, the FASB issued Staff Position 115 / 124 – 1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. The Staff Position clarified, among other matters, the determination as to when an unrealized loss on debt securities should be reflected in the income statement as opposed to accumulated other comprehensive income. The Staff Position was effective as of the first quarter of 2006. Application of the Staff Position had no material impact on our results of operations.

During the first quarter of 2006, we adopted SFAS No. 123(R) which replaces SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"). Among other things, SFAS No. 123(R) requires that companies record the value of stock option grants as compensation expense, while SFAS No. 123 allowed disclosure of the impact instead of recording the expense. As we had been accounting for share-based payments as an expense following the fair value provisions of SFAS No. 123, the impact of adopting this standard was not material to us.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, *Accounting for Servicing of Financial Assets* ("SFAS No. 156"). SFAS No. 156 stipulates the accounting for MSRs and requires that they be recorded initially at fair value. SFAS No. 156 also permits, but does not require, that we may subsequently record those MSRs at fair value with changes in fair value recognized in the statement of operations. Alternatively, we may continue to amortize the MSRs over their projected service periods. We will adopt SFAS No. 156, as required, in the first quarter of 2007 and do not expect any material impact in our consolidated financial statements as we intend to continue amortization of our MSRs.

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*, an interpretation of SFAS No. 109. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, we shall initially recognize tax positions in the consolidated financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. We shall initially and subsequently measure such tax positions as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. We will adopt this interpretation as required in 2007 and will apply its provisions to all tax positions upon initial adoption with any cumulative effect adjustment recognized as an adjustment to retained earnings. We are still evaluating the impact of adoption on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, which established a framework for calculating the fair value of assets and liabilities as required by numerous other accounting pronouncements, and expands disclosure requirements of the fair values of certain assets and liabilities. The statement is effective as of our 2008 fiscal year. We are currently evaluating the impact, if any, that the adoption of this Statement will have on our consolidated financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrant should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 was effective for 2006 and adoption of the SAB did not have a material effect on the consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value under existing GAAP. This Statement

also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. We will adopt the provision of this Statement, as required, in the first quarter of 2008. We are currently evaluating the impact of adoption, if any, on our consolidated financial statements.

Q. Reclassifications

Certain amounts from prior years have been reclassified to conform to the 2006 presentation, including the reclassification of real estate owned from a "Held for Sale" classification to "Held and Used", and associated reclassifications in the income statement pertaining to operations of these properties.

NOTE 2 – ACQUISITIONS

A. ARCap

In August 2006, we acquired all of the membership interests in ARCap that we had not previously owned (see Note 4). ARCap is a fund manager specializing in the acquisition, management and servicing of high-yield CMBS. The total purchase price of approximately $275.3 million included:

- cash of approximately $263.3 million, including transaction costs;
- approximately 268,000 Special Common Interests ("SCIs") of a subsidiary (see Note 13) with a value of approximately $4.9 million; and
- the remaining basis of our prior investment in ARCap (approximately $7.1 million) which had been reduced by distributions accounted for as returns of capital (see Note 4).

Of the total purchase price, $22.5 million has been placed into escrow, which amounts will be released based on certain future events, some of which are not under our control. Should the events not under our control occur, up to $7.5 million of the amount held back could revert to us. These contingencies will expire in 2007 and 2008.

The cash portion of the acquisition and associated acquisition costs were funded by a new credit facility (see Note 9). In connection with the acquisition, we also issued approximately 1.7 million restricted common shares to ARCap employees (see Note 15).

We accounted for the acquisition as a purchase, and accordingly, we included the results of operations in the consolidated financial statements from the acquisition date. We allocated our cost of the acquisition on the basis of the estimated fair values of the assets acquired and liabilities assumed. We valued intangible assets based on appraisals by independent valuation firms. The excess of the purchase price over the net amounts assigned to the assets acquired, including identified intangibles, and the liabilities assumed was recognized as goodwill.

The following table summarizes the assets acquired and the liabilities assumed in connection with the ARCap acquisition (in thousands):

Cash and cash equivalents	$ 720
Restricted cash	156
Other investments	132,746
Goodwill	110,504
Other intangible assets	18,998
Deferred costs and other assets	13,283
Investments in consolidated partnerships	45,504
Financing arrangements	(32,513)
Accounts payable, accrued expenses and other liabilities	(14,141)
Total purchase price	$ 275,257

Pro Forma results of operations assuming we had consummated the acquisition on January 1, 2005, are as follows:

(In thousands, except per share amounts)	Year Ended December 31, (Unaudited) 2006	2005
Total revenues	$474,543	$420,836
Net income	$ 56,927	$ 78,565
Net income per share:		
Basic	$ 0.90	$ 1.32
Diluted	$ 0.87	$ 1.30

B. CharterMac Real Estate Securities

In March 2006, we acquired Capri Real Estate Services from Capri Capital Advisors LLC ("CCA"), and renamed it CharterMac Real Estate Securities ("CRES"). CRES was a manager of hedge funds and other funds concentrating on investing in securities of publicly traded real estate companies.

The consideration paid was approximately $7.3 million. The consideration included the redemption of the preferred interest we held in CCA, valued at $4.1 million, plus approximately $3.2 million of costs and advances we had made to CCA with respect to this business (see Note 4).

We accounted for the acquisition as a purchase and, accordingly, we included the results of operations in the consolidated financial statements from the acquisition date. We allocated our cost of the acquisition on the basis of the estimated fair values of the assets and liabilities assumed. The excess of the purchase price over the net of the amounts assigned to the assets acquired and liabilities assumed was recognized as goodwill of approximately $6.1 million.

In October 2006, we decided to cease operations at CRES. As part of an agreement with CRES' founder, certain subsidiary equity units that we had issued (see Note 13) were returned and others held in escrow were cancelled. In addition, the founder assumed CRES' line of credit. In connection with this agreement, we reduced goodwill by $5.1 million for the cancellation of the subsidiary equity units held in escrow as well as the subsidiary equity units returned to us and the assumption of the line of credit. We also recognized a goodwill impairment charge of approximately $1.0 million to account for the portion of our total investment in, and advances to, CRES that we did not recover and wrote-off the $1.6 million unamortized balance of other intangible assets recognized at the time of the acquisition.

Pro forma information is not presented for the acquisition or discontinuance as this business is not material to our revenues, net income or assets.

C. Capri Capital Limited Partnership

Effective March 1, 2005, we purchased 100% of the ownership interests of Capri Capital Limited Partnership ("CCLP"). The initial purchase price was $70.0 million plus $1.8 million of acquisition costs. Subsequently, the sellers earned $15.0 million of additional consideration based on the 2004 financial results of CCLP's mortgage banking business. The initial purchase price of $70.0 million was paid via conversion into equity of our existing loan to CCLP and its affiliates (collectively "Capri") (see Note 4). Of the additional $15.0 million contingent consideration, we issued subsidiary equity units for half of the amount (see Note 13), and paid the balance in cash. Pro forma financial results for CCLP are not presented as the acquisition was not material to our assets, revenues or net income.

D. CharterMac Mortgage Capital Corp.

Prior to 2005, we acquired 87% of the common shares of CharterMac Mortgage Capital Corp. ("CMC"). In 2005, we purchased the remaining shares and made the final payments under the terms of the original purchase agreement. The total purchase price of the 2005 transactions was $7.9 mil-

lion, $7.5 million of which we paid in cash and the balance was paid in stock. The 2005 transaction resulted in $3.6 million of additional goodwill.

NOTE 3 – MORTGAGE REVENUE BONDS

A. General

All of our mortgage revenue bonds bear fixed base interest rates and, to the extent permitted by existing regulations, may also provide for contingent interest and other features. Terms generally are five to 35 years, although we may have the right to cause repayment prior to maturity through a mandatory redemption feature (five to seven years with up to six month's notice). In some cases, the bonds call for amortization or "sinking fund" payments, generally at the completion of rehabilitation or construction, of principal based on 30 to 40 year level debt service amortization schedules.

The principal and interest payments on each mortgage revenue bond are payable primarily from the cash flows of the underlying properties, including proceeds from a sale of a property or the refinancing of the mortgage loan securing a bond. None of the mortgage revenue bonds constitute a general obligation of any state or local government, agency or authority. The structure of each mortgage loan mirrors the structure of the corresponding revenue bond that it secures. In order to protect the tax-exempt status of the mortgage revenue bonds, the owners of the underlying properties are required to enter into agreements to own, manage and operate the properties in accordance with requirements of the Internal Revenue Code of 1986, as amended. If they do not comply, the interest income we receive could be subject to taxes.

Certain mortgage revenue bonds provide for "participating interest" which is equal to a percentage of net property cash flow of the net sale or refinancing proceeds. Bonds that contain these provisions are referred to as "participating" while the rest are "non-participating". Both the stated and participating interest on the mortgage revenue bonds are exempt from federal income tax. As of December 31, 2006, we had two participating bonds with a fair value of $20.2 million. Participating interest included in mortgage revenue bond interest income was approximately $5.2 million in 2006, $2.6 million in 2005 and $230,000 in 2004.

No single mortgage revenue bond provided interest income that exceeded 10% of our total revenue for the years ended December 31, 2006, 2005, or 2004.

Mortgage revenue bonds are generally not subject to optional prepayment during the first five to ten years of our ownership and may carry various prepayment penalty structures. Certain mortgage revenue bonds may be purchased at a discount from their face value.

In selected circumstances, and generally only in connection with the acquisition of tax-exempt mortgage revenue bonds, we may acquire a small amount of taxable bonds:

- → which we may be required to acquire in order to satisfy state regulations with respect to the issuance of tax-exempt bonds; and
- → to fund certain costs associated with the issuance of the tax-exempt bonds, that under current law cannot be funded by the proceeds of the tax-exempt bond itself.

B. Summary

The following tables summarize our mortgage revenue bond portfolio at December 31, 2006:

(Dollars in Thousands)

		Units		Face Amount of Bond[1]		Fair Value at 12/31/06			Pertinent Weighted Average Dates			Annualized Base Interest			
	Number of Bonds	Number	% of Total	$ Amount	% of Total	$ Amount	% of Total	Current Stated Interest Rate	Put Date	Optional Redemption Date	Maturity Date	$ Amount	% of Total	Occupancy on Stabilized Properties	Debt Service Coverage Ratio on Stabilized Properties
By State: [2]															
Texas	81	14,675	26.20%	$ 781,803	27.70%	$ 784,940	28.08%	6.83%	May-20	Nov-19	Nov-41	$ 53,404	30.00%	89.9%	0.94x
Georgia	34	7,600	13.60%	406,336	14.40%	395,120	14.14%	6.50%	Apr-21	Jun-20	Feb-44	23,698	13.30%	91.3%	0.90x
California	62	6,135	10.90%	356,717	12.70%	354,482	12.68%	6.53%	Apr-20	Mar-19	Feb-40	20,294	11.40%	96.3%	1.34x
Missouri	35	3,026	5.40%	166,543	5.90%	163,887	5.86%	6.27%	Nov-21	Aug-21	Jun-37	10,410	5.80%	93.0%	1.12x
Florida	23	3,768	6.70%	154,800	5.50%	147,559	5.28%	7.01%	Aug-20	Jan-18	Jun-41	10,855	6.10%	96.1%	1.26x
All others	142	20,844	37.20%	952,248	33.80%	949,078	33.96%	6.60%	Aug-20	Apr-19	Jun-39	59,617	33.40%	94.1%	1.19x
Subtotal	377	56,048	100.00%	2,818,447	100.00%	2,795,066	100.00%	6.64%	Sep-20	Sep-19	Nov-40	178,278	100.00%	93.6%	1.10x
Eliminations [3]	(44)	(7,614)	--	(401,032)	--	(397,328)									
Total	333	48,434	--	$ 2,417,415	--	$2,397,738									
2005 Total	295	47,513	--	$2,237,699	--	$2,294,787						$167,415	100.00%	94.1%	1.12x
By Property Status:															
Stabilized	156	26,449	47.20%	$ 1,164,075	41.30%	$ 1,187,925	42.50%	7.03%	Mar-19	Oct-17	May-39	$ 81,782	45.90%	93.6%	1.10x
Lease-up	114	15,659	27.90%	866,298	30.70%	841,043	30.09%	6.75%	Oct-20	Jul-19	Mar-41	58,504	32.80%	N/A	N/A
Construction	29	4,811	8.60%	283,207	10.10%	277,503	9.93%	6.07%	Jul-22	Jul-22	Nov-43	16,244	9.10%	N/A	N/A
Rehab	78	9,129	16.30%	504,867	17.90%	488,595	17.48%	5.90%	Jan-23	Dec-22	Feb-42	21,748	12.20%	N/A	N/A
Subtotal	377	56,048	100.00%	2,818,447	100.00%	2,795,066	100.00%	6.64%	Sep-20	Sep-19	Nov-40	178,278	100.00%	93.6%	1.10x
Eliminations [3]	(44)	(7,614)	--	(401,032)	--	(397,328)									
Total	333	48,434	--	$ 2,417,415	--	$2,397,738									
2005 Total	295	47,513	--	$2,237,699	--	$2,294,787						$167,415	100.00%	94.1%	1.12x

(1) Original principal amount at issuance.

(2) Other than those detailed, based on face amount, no state comprises more than 10% of the total at December 31, 2006 or 2005.

(3) These bonds are either recorded as liabilities on the balance sheets of certain consolidated partnerships or are recorded as liabilities of real estate owned and are therefore eliminated in consolidation.

(Dollars in Thousands)		Units		Face Amount of Bond (1)		Fair Value at 12/31/06		
	Number of Bonds	Number	% of Total	$ Amount	% of Total	$ Amount	% of Total	Current Stated Interest Rate
By Put Date:								
No put date	83	972	1.70%	$ 168,748	6.00%	$ 151,168	5.41%	6.66%
6 months notice	2	546	1.00%	20,200	0.80%	20,200	0.72%	8.06%
2007-2010	3	298	0.50%	17,523	0.60%	17,518	0.63%	6.74%
2011-2015	6	1,286	2.30%	56,163	2.00%	57,729	2.07%	6.94%
2016-2020	159	30,507	54.40%	1,412,566	50.00%	1,407,713	50.37%	6.97%
2021-2025	107	19,320	34.50%	985,764	35.00%	977,561	34.97%	6.15%
2026-2030	15	2,943	5.30%	149,198	5.30%	154,667	5.53%	6.53%
2031-2035	2	176	0.30%	8,285	0.30%	8,510	0.30%	6.63%
Subtotal	377	56,048	100.00%	2,818,447	100.00%	2,795,066	100.00%	6.64%
Eliminations (2)	(44)	(7,614)	--	(401,032)	--	(397,328)		
Total	333	48,434		$ 2,417,415		$2,397,738		
2005 Total	295	47,513	--	$2,237,699	--	$2,294,787	100.00%	6.63%
By Maturity Date:								
2007-2010	28	368	0.70%	$ 85,019	3.00%	$ 77,766	2.78%	6.50%
2011-2015	30	133	0.20%	31,045	1.10%	24,790	0.89%	6.24%
2016-2020	25	460	0.80%	52,249	1.90%	47,925	1.71%	7.23%
2021-2025	19	336	0.60%	49,869	1.80%	48,380	1.73%	7.63%
2026-2030	9	779	1.40%	32,782	1.20%	28,960	1.04%	7.08%
2031-2035	12	2,597	4.60%	98,924	3.50%	102,663	3.67%	6.89%
2036-2040	59	11,419	20.40%	490,532	17.40%	500,305	17.90%	7.03%
2041-2045	141	30,147	53.80%	1,455,244	51.60%	1,449,468	51.86%	6.68%
2046 and after	54	9,809	17.50%	522,783	18.50%	514,809	18.42%	6.02%
Subtotal	377	56,048	100.00%	2,818,447	100.00%	2,795,066	100.00%	6.64%
Eliminations (2)	(44)	(7,614)	--	(401,032)	--	(397,328)		
Total	333	48,434		$ 2,417,415		$2,397,738		
2005 Total	295	47,513	--	$2,237,699	--	$2,294,787	100.00%	6.63%

(1) Original principal amount at issuance.

(2) These bonds are either recorded as liabilities on the balance sheets of certain consolidated partnerships or are recorded as liabilities of real estate owned and are therefore eliminated in consolidation.

The following table summarizes the maturity dates of mortgage revenue bonds we held as of December 31, 2006:

(Dollars in thousands)	Number of Bonds	Outstanding Bond Amount	Fair Value	Weighted Average Interest Rate
Due in less than one year	5	$ 10,766	$ 10,156	6.36%
Due between one and five years	26	75,486	68,765	6.54%
Due after five years	346	2,732,195	2,716,145	6.65%
Total/weighted average	377	2,818,447	2,795,066	6.64%
Less: eliminations (1)	(44)	(401,032)	(397,328)	
Total	333	$2,417,415	$2,397,738	

(1) These bonds are either recorded as liabilities on the balance sheets of certain consolidated partnerships or are recorded as liabilities of real estate owned and are therefore eliminated in consolidation.

C. Portfolio Activity

Reconciliation of mortgage revenue bonds (In thousands):	2006	2005
Balance at beginning of period	$2,294,787	$2,100,720
Acquisitions and additional fundings	419,940	443,517
Repayment proceeds	(83,746)	(104,279)
Principal payments	(31,854)	(22,466)
Realized gain	544	1,541
Advance returned by Trustee	--	(6,866)
Impairment losses	(4,676)	(4,555)
Net change in fair value	(37,178)	86,323
Accretion/amortization of yield adjustments	(3,690)	(5,384)
Reclassification to other assets	(629)	(34,238)
Subtotal	2,553,498	2,454,313
Less: change in eliminations (1)	(155,760)	(159,526)
Balance at close of period	$2,397,738	$2,294,787

(1) Certain bonds are either recorded as liabilities on the balance sheets of certain consolidated partnerships or are recorded as liabilities of real estate owned and are therefore eliminated in consolidation.

Mortgage revenue bonds acquired and/or additional fundings made during 2006 and 2005 are summarized below:

(Dollars in thousands)	Number of Bonds [1]	Face Amount [2]	Weighted Average Construction Rate	Weighted Average Permanent Interest Rate
2006				
Construction/rehabilitation properties	68	$395,240	6.37%	6.04%
Additional funding of existing bonds	--	24,700	5.28%	5.31%
Total 2006 acquisitions	68	$ 419,940	6.31%	5.99%
2005				
Construction/rehabilitation properties	59	$429,966	5.81%	6.17%
Additional funding of existing bonds	--	13,551	5.36%	6.60%
Total 2005 acquisitions	59	$ 443,517	5.80%	6.19%

(1) Number of additional fundings not included as they are not additive to the number of bonds in the portfolio.
(2) Original principal amount at issuance.

Mortgage revenue bonds and notes repaid during 2006 and 2005 are summarized below:

(Dollars in thousands)	Number of Bonds	Net Book Value	Proceeds	Realized Gains (Losses)
2006				
Participating, stabilized	3	$ 30,756	$ 31,725	$ 969
Non-participating, stabilized	4	21,754	21,585	(169)
Non-participating, not stabilized	7	30,692	30,436	(256)
Total	14	$ 83,202	$ 83,746	$ 544
2005				
Participating, stabilized	4	$ 29,471	$ 30,402	$ 931
Non-participating, stabilized	3	31,233	32,450	1,217
Non-participating, not stabilized	8	42,034	41,427	(607)
Total	15	$102,738	$104,279	$ 1,541

D. Unrealized Gains and Losses

The amortized cost basis of our portfolio of mortgage revenue bonds and the related unrealized gains and losses were as follows at December 31:

(In thousands)	2006	2005
Amortized cost basis	$2,727,372	$ 2,417,185
Gross unrealized gains	101,364	116,541
Gross unrealized losses	(33,670)	(11,424)
Subtotal/fair value	2,795,066	2,522,302
Less: eliminations [1]	(397,328)	(227,515)
Total fair value per balance sheet	$2,397,738	$2,294,787

(1) These bonds are either recorded as liabilities on the balance sheets of certain consolidated partnerships or are recorded as liabilities of real estate owned and are therefore eliminated in consolidation.

The fair value and gross unrealized losses of our mortgage revenue bonds aggregated by length of time that individual bonds have been in a continuous unrealized loss position is summarized in the table below:

(Dollars in thousands)	Less than 12 Months	12 Months or More	Total
December 31, 2006			
Number	76	60	136
Fair value	$502,758	$356,543	$859,301
Gross unrealized loss	$22,355	$11,315	$33,670
December 31, 2005			
Number	36	55	91
Fair value	$253,063	$327,183	$580,246
Gross unrealized loss	$6,775	$4,649	$11,424

The unrealized losses related to these mortgage revenue bonds are due primarily to changes in interest rates in that we calculate present values based upon future expected cash flows from the bonds and discount these cash flows at current rates; as rates rise, the fair value of our portfolio decreases. We have the intent and ability to hold these bonds until recovery and have therefore concluded that these declines in fair value are temporary. For discussion of other-than temporary impairments, see *Impairment* below.

E. Securitized and Pledged Assets

As of December 31, 2006, mortgage revenue bonds with an aggregate fair value of approximately $2.3 billion were securitized or pledged as collateral in relation to financing arrangements (see Note 8).

F. Impairment

During 2006, we recognized approximately $4.7 million of mortgage revenue bond impairment charges in light of substandard performance at seven underlying properties. For one of the properties, we reached an agreement with the general partner whereby he relinquished control of the property, and for two others we revised the terms of the bonds to reduce the interest rates.

During 2005, we determined that construction should be halted on a property for which we had assumed the general partner interest (see Note 21), agreed in principle to revise the terms of another mortgage revenue bond and also determined that two bonds secured by a property would likely require term revisions to reduce the rate of interest. As a result, we recognized impairment losses of approximately $4.6 million.

In 2004, in light of the underperformance of one of our investments, which necessitated the temporary revision of payment terms, we recognized an impairment loss of approximately $610,000.

G. Foreclosure

In May 2005, an affiliate of ours foreclosed upon the properties underlying three of our mortgage revenue bonds. In September 2006, we sold the properties to a third-party to whom we provided new debt financing and to whom funds that we consolidate provided equity financing. As such, we did not consider the transaction to be a sale for accounting purposes Foreclosed properties are included in "Real Estate Owned" within Deferred Costs and Other Assets on the consolidated balance sheets (see Note 6).

See also Note 21 regarding the status of other mortgage revenue bonds in our portfolio for which we have assumed the general partner interest in the associated property-level partnership.

NOTE 4 – OTHER INVESTMENTS

Investments other than mortgage revenue bonds consisted of:

(In thousands)	2006	2005
Equity Method Investments		
Investment in equity interests in LIHTC properties	$ 53,492	$ 46,985
CCA loans and preferred stock	--	26,884
Investment in CUC	3,066	--
Investment in ARCap	--	19,874
Available for Sale		
Resecuritization certificates	102,357	--
Marketable securities	1,465	1,249
Other		
Mortgage loans held for sale	122,459	153,277
Notes receivable	46,477	32,670
Other investments	9,604	17,651
Total other investments	$338,920	$298,590

A. Investments in Equity Interests in LIHTC Properties

Through a subsidiary, we acquire equity interests in property ownership entities on a short-term basis for inclusion in Fund Management offerings to investors. We expect to recapture such amounts from the proceeds of the equity and debt financing when the investment fund has closed. The developer also guarantees repayment of these investments.

B. CCA and CUC

The balance of "CCA loans and preferred stock" at December 31, 2005, included a participating loan which was convertible into a 49% ownership interest in CCA. In September 2006, CCA repaid the loan in full and paid us an additional $6.0 million to terminate our rights relating to the conversion of the loan into an ownership interest. As part of this agreement, CCA transferred to us its interest in Capri Urban Capital LLC, which we renamed CharterMac Urban Capital LLC ("CUC"). CUC is an investment fund with the California Public Employees Retirement System ("CalPERS") as majority investor, focusing on investments in multifamily properties in major urban markets. We recognized the value of the membership interest in CUC (approximately $900,000) as an intangible asset (see Note 5). Our membership interest includes a co-investment obligation amounting to 2.5% of capital invested (see Note 21). We recorded a total gain on the transaction of approximately $6.9 million, including the termination payment and the value of the intangible asset.

The balance of "CCA loans and preferred stock" at December 31, 2005, also included $4.1 million of preferred stock that was redeemed and $3.2 million of advances that were forgiven as part of the purchase price of CRES (see Note 2).

C. Resecuritization Certificates

Resecuritization certificates we hold (not including the certificates held at the fund level detailed in Note 7) were comprised of the following as of December 31, 2006:

(Dollars in thousands)	Face Amount	Accreted Cost	Fair Value	Percentage of Fair Value
Security rating:				
AAA interest only	$ --	$16,685	$ 21,441	$ 20.94%
AAA	26,150	13,475	25,319	24.73
BBB+	12,536	5,013	9,085	8.88
BBB	9,402	3,422	6,181	6.04
BBB-	9,402	2,689	5,629	5.50
BB+	24,454	8,140	12,585	12.30
BB	8,501	2,067	3,509	3.43
BB-	11,635	2,158	4,103	4.01
B+	13,273	2,165	2,891	2.82
B	11,486	1,120	1,791	1.75
B-	11,635	974	1,659	1.62
Non-rated	65,880	3,894	7,453	7.28
Non-rated interest only	--	450	711	0.70
Total	$204,354	$62,252	$102,357	$100.00%

At December 31, 2006, the AAA interest only certificate had a notional amount of $539.7 million and the non-rated interest only certificates had a combined notional amount of $197.0 million.

Fair value of the resecuritization certificates is determined assuming no defaults on the underlying collateral loans and according to the payment terms of the underlying loans, which generally do not allow prepayment without yield maintenance except during the last three months of a loan. The remaining key assumptions used in measuring fair value at the resecuritization date were as follows:

(Dollars in thousands)	Face Amount	Fair Value at Resecuritization Date	Weighted Average Life (yrs)	Discount Rate applied to Cash Flows
Security rating:				
AAA interest only	$ --	$ 29,827	--	8.19%
AAA	26,150	26,180	8.73	6.14
BBB+	12,536	9,900	11.27	9.76
BBB	9,402	6,830	11.78	11.01
BBB-	9,402	6,291	12.16	12.26
BB+	24,454	13,202	11.87	13.78
BB	8,501	3,765	12.36	17.21
BB-	11,635	4,283	12.65	19.86
B+	13,273	2,878	12.34	29.72
B	11,486	1,832	12.83	40.55
B-	11,635	1,708	13.03	43.51
Non-rated	65,880	15,139	14.79	53.94
Non-rated interest only	--	839	--	36.36
Total	$ 204,354	$ 122,674		

At the resecuritization date, the AAA interest only certificate had a notional amount of $545.4 million and the non-rated interest only certificates had a combined notional amount of $197.5 million.

At December 31, 2006, the sensitivity of the current fair value of the resecuritization certificates to potential adverse changes is as follows:

(Dollars in thousands)	Fair Value	Weighted Average Life (yrs)	Expected Credit Loss		Discount Rate Applied to Cash Flows	
			1% CDR (1)	2% CDR (1)	1.0% Adverse Change	2.0% Adverse Change
Security rating:						
AAA interest only	$ 21,441	6.10	1.49 %	(4.57)%	(2.80)%	(5.41)%
AAA	25,319	9.19	(0.56)	(0.70)	(6.66)	(12.78)
BBB+	9,085	11.71	(1.18)	(37.51)	(7.23)	(13.76)
BBB	6,181	11.88	(2.09)	(60.13)	(7.03)	(13.41)
BBB-	5,629	11.94	(3.36)	(64.13)	(6.81)	(12.99)
BB+	12,585	11.28	(5.84)	(68.23)	(6.46)	(12.36)
BB	3,509	11.72	(8.78)	(66.20)	(5.92)	(11.35)
BB-	4,103	11.88	(18.16)	(64.56)	(5.50)	(10.51)
B+	2,891	11.66	(9.37)	(55.51)	(4.84)	(9.27)
B	1,791	12.50	(15.57)	(46.81)	(3.39)	(6.53)
B-	1,659	12.78	(22.10)	(47.35)	(2.95)	(5.70)
Non-rated	7,453	--	(46.69)	(57.26)	(1.97)	(3.89)
Non-rated interest only	711	8.17	(56.12)	(63.06)	(2.91)	(4.40)
Total	$102,357					

(1) Constant Default Rate

The interest rates on the principal classes range from 4.0% to 5.7% and range from 0.1% to 1.1% on the interest only classes. During the year ended December 31, 2006, we received approximately $7.3 million from retained resecuritization certificates.

Delinquencies on the collateral loans underlying the resecuritization certificates totaled 0.4% at December 31, 2006. At December 31, 2006, actual losses to date were 7.3% of the original pool balances, and projected remaining losses are estimated at 13.3% of the original pool balances.

D. Mortgage Loans Held for Sale

The balance of mortgage loans held for sale fluctuates based on origination volume and the timing of corresponding sales. These loans are typically sold within three months of origination.

E. Notes Receivable

Notes receivable at December 31, 2006, primarily represent the fair value of investments in first-mortgage and mezzanine loans originated through ARCap, including a $27.3 million co-investment with AMAC.

At December 31, 2005, this balance included a $26.0 million investment in a mortgage loan in which we had co-invested with AMAC (which had invested an additional $5.0 million pursuant to a Subordinated Participation Agreement). During April 2006, we sold the investment to AMAC at its approximate par value and subsequently assigned the fair value hedge associated with the investment (see Note 11).

F. Investment in ARCap

In August 2006, we acquired the interests in ARCap which we had not previously owned (see Note 2) and incorporated our basis in the previous investment in the purchase price. Prior to the acquisition, we received special distributions from ARCap and reduced the basis of our investment by approximately $11.7 million for the portion which represented a return of capital.

NOTE 5 – GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets consisted of the following at December 31:

(In thousands)	2006	2005
Goodwill	$345,806	$235,684
Other intangible assets, net	127,686	141,301
Mortgage servicing rights, net	68,785	62,190
Total	$542,277	$439,175

A. Goodwill

The following table provides information regarding goodwill by segment:

(In thousands)	Fund Management	Mortgage Banking	Total
Balance at December 31, 2004	$200,153	$ 6,244	$206,397
Additions	--	31,503	31,503
Reductions	(2,216)	--	(2,216)
Balance at December 31, 2005	197,937	37,747	235,684
Additions	106,472	10,302	116,774
Reductions	(6,652)	--	(6,652)
Balance at December 31, 2006	$297,757	$ 48,049	$345,806

The additions in 2005 pertain to our purchase of CMC shares we did not previously own and the final payments under the terms of the original purchase agreement, as well as the acquisition of CCLP (see Note 2).

The 2006 additions relate to the acquisitions of CRES (in Fund Management) and ARCap (in Fund Management and Mortgage Banking) (see Note 2).

The reduction in Fund Management goodwill in 2006 and 2005 pertained to the conversion of SCUs (see Note 13), as the deferred tax impact of such conversion served to effectively lower the purchase price of CharterMac Capital LLC ("CharterMac Capital") which we acquired in 2003. In addition, we reduced Fund Management goodwill in 2006 by approximately $6.1 million in connection with the closure of CRES. Of the $6.1 million reduction, $4.1 million related to the cancellation of the subsidiary equity units included in the purchase price (see Note 13), $1.0 million represented the assumption of CRES' line of credit by its founder and the remaining $1.0 million was charged to expense.

Although partially contingent upon subsidiary equity conversions, all of our goodwill is tax-deductible.

B. Other Intangible Assets

The components of other identified intangible assets are as follows:

(Dollars in thousands)	Estimated Useful Life (in Years)	Gross Carrying Amount		Accumulated Amortization		Net	
		2006	2005	2006	2005	2006	2005
Amortized identified intangible assets:							
Transactional relationships	16.7	$ 103,000	$103,000	$25,590	$17,864	$ 77,410	$ 85,136
Partnership service contracts	9.4	47,300	47,300	16,604	10,718	30,696	36,582
General partner interests	8.5	6,016	5,100	1,774	1,201	4,242	3,899
Joint venture developer relationships	5.0	4,800	4,800	2,915	2,035	1,885	2,765
Internally developed software	3.0	1,390	--	163	--	1,227	--
Mortgage banking broker relationships	5.0	1,080	1,080	396	180	684	900
Other identified intangibles	9.3	4,427	4,427	3,658	3,181	769	1,246
Weighted average life/subtotal	13.6	168,013	165,707	51,100	35,179	116,913	130,528
Unamortized identified intangible assets:							
Mortgage banking licenses and approvals with no expiration		10,773	10,773	--	--	10,773	10,773
Total identified intangible assets		$ 178,786	$176,480	$ 51,100	$35,179	$127,686	$141,301

(In thousands)	2006	2005	2004
Amortization expense	$ 15,921	$ 14,332	$ 16,684

In 2006, we wrote off approximately $1.6 million of unamortized transactional relationship assets associated with the closure of CRES (see Note 2).

At the end of 2005, management decided to change the name of the subsidiary that conducts our fund sponsorship business from "Related Capital Company" to "CharterMac Capital," effective January 1, 2006. Accordingly, we wrote off the unamortized balance attributed to the prior name, resulting in a pre-tax charge of approximately $22.6 million in 2005.

The estimated amortization expense for other intangible assets for the next five years is as follows:

(In thousands)

2007	$ 16,244
2008	$ 15,871
2009	$ 14,263
2010	$ 9,428
2011	$ 9,278

The amortization of "other identified intangibles" (approximately $477,000 per year) is included as a reduction to mortgage revenue bond interest income as they pertain to the acquisition of such bond investments.

C. Mortgage Servicing Rights

The components of the change in MSRs and related reserves were as follows:

(In thousands)		
Balance at December 31, 2004	$	32,366
MSRs acquired		45,400
MSRs capitalized		9,581
Amortization		(18,670)
Increase in reserves		(6,487)
Balance at December 31, 2005		62,190
MSRs and other servicing assets acquired in ARCap acquisition		17,607
MSRs capitalized		8,798
Amortization		(19,660)
Increase in reserves		(150)
Balance at December 31, 2006	$	68,785
Reserve for Loan Losses		
Balance at December 31, 2004	$	6,479
Net additions		6,487
Balance at December 31, 2005		12,966
Net additions		150
Balance at December 31, 2006	$	13,116

The estimated amortization expense for the MSRs for the next five years is as follows:

(In thousands)

2007	$ 15,210
2008	$ 12,622
2009	$ 10,058
2010	$ 7,204
2011	$ 6,333

The estimated fair values of the MSRs, based upon third-party and internal valuations, were $99.0 million at December 31, 2006 and $79.8 million at December 31, 2005. The significant assumptions used in estimating the fair values at December 31, were as follows:

	2006	2005
Weighted average discount rate	16.04%	17.50%
Weighted average pre-pay speed	10.94%	10.88%
Weighted average lockout period	4.7 years	4.3 years
Weighted average default rate	.27%	.50%
Cost to service loans	$ 2,286	$ 2,305
Acquisition cost (per loan)	$ 1,457	$ 1,456

The table below illustrates hypothetical fair values of MSRs at December 31, 2006, caused by assumed immediate changes to key assumptions which are used to determine fair value.

	(In thousands)
Fair value of MSRs at December 31, 2006	$ 98,956
Prepayment speed:	
Fair value after impact of +10% change	98,095
Fair value after impact of -10% change	99,917
Fair value after impact of +20% change	97,335
Fair value after impact of -20% change	100,831
Discount rate:	
Fair value after impact of +10% change	94,381
Fair value after impact of -10% change	104,090
Fair value after impact of +20% change	90,219
Fair value after impact of -20% change	109,801
Default rate:	
Fair value after impact of +10% change	98,813
Fair value after impact of -10% change	99,084
Fair value after impact of +20% change	98,709
Fair value after impact of -20% change	99,205

D. Impairment

The initial gross carrying amounts for identified intangible assets were based on third party valuations. We review goodwill and intangible assets annually for impairment. Through December 31, 2006, we have concluded that these assets have not been impaired, although we have written off assets due to discontinuation of use.

NOTE 6 – DEFERRED COSTS AND OTHER ASSETS

The components of deferred costs and other assets at December 31 were as follows:

(In thousands)	2006	2005
Deferred financing and other costs	$ 32,472	$ 38,059
Less: Accumulated amortization	(6,718)	(14,031)
Net deferred costs	25,754	24,028
Real estate owned, net of accumulated depreciation of $1.3 million in 2006	41,743	35,608
Interest receivable	23,606	16,964
Fees receivable, net	23,313	29,386
Deposits receivable	18,863	98
Due from unconsolidated partnerships, net	31,466	5,080
PRS/CRG/ERC advances	13,780	9,070
Income taxes receivable	714	4,276
Interest rate swaps at fair value (see Note 11)	2,236	4,857
Deferred taxes (see Note 12)	--	1,849
Other	14,670	4,293
Total	$196,145	$135,509

A. Deferred Financing and Other Costs

In connection with the restructuring of our securitization programs (see Note 8) we wrote off the unamortized balance of deferred financing costs pertaining to the terminated programs. As a result, we recorded incremental amortization expense of $3.4 million during 2006. In connection with refinancing our lines of credit at the time of the ARCap acquisition (see Notes 2 and 9) we wrote off the unamortized balance of deferred financing costs pertaining to the terminated lines (approximately $141,000) and recorded deferred costs of approximately $9.3 million related to the new facilities.

B. Real Estate Owned

We had classified our real estate owned as "Held for Sale" upon foreclosure of the properties securing mortgage revenue bonds in 2005 (see Note 3). As GAAP sale recognition was not achieved within one year, we reclassified them as "Held and Used" and recorded a retroactive depreciation charge of $934,000 in 2006, as if we had depreciated them since the May 2005 foreclosure. In September 2006, we sold the properties to a third-party to whom we provided new debt financing and to whom funds that we consolidate provided equity financing. As such, we did not consider the transaction to be a sale for accounting purposes.

C. Deposits Receivable

The balance consists primarily of collateral deposits pertaining to new debt facilities we entered into in 2006 (see Note 9).

D. PRS/CRG/ERC Advances

The advances due from PRS/CRG/ERC related to the financial difficulties of two developers and our subsequent actions to protect our investments in the properties that were under development (see Note 21). The above balances are net of eliminations with liabilities of consolidated partnerships of $24.3 million at December 31, 2006 and $4.8 million at December 31, 2005. Of the $38.1 million total amount receivable at December 31, 2006, we received $12.1 million in January 2007 through capital released by an equity partner.

NOTE 7 – CONSOLIDATED PARTNERSHIPS

Consolidated Partnerships consist of four groups:

→ Funds we sponsor to syndicate LIHTC Investments ("LIHTC Partnerships");

→ Property level partnerships for which we have assumed the role of general partner ("Property Partnerships");

→ Funds we sponsor to syndicate investments in CMBS and associated resecuritization trusts ("CMBS Partnerships"); and

→ a Direct Loan investing partnership.

The CMBS and Direct Loan Partnerships were consolidated following the ARCap acquisition in August 2006.

Financial information for the LIHTC and Property Partnerships are as of and for the year ended September 30 of each year, the latest practical date (except for 2004, which represents nine months of operations following our consolidation as of March 31 of that year). Information with respect to the CMBS and Direct Loan partnerships is as of and for the period ended December 31, 2006.

Assets and liabilities of consolidated partnerships consisted of the following at December 31:

	2006			2005
(In thousands)	LIHTC and Property Partnerships	CMBS and Direct Loan Partnerships	Total	LIHTC and Property Partnerships
Investments in property partnerships	$3,546,208	$ --	$3,546,208	$3,025,762
Investments in CMBS – available for sale	--	719,645	719,645	--
Investments in resecuritization certificates – available for sale	--	597,491	597,491	--
Notes receivable	--	101,156	101,156	--
Other investments	--	1,407	1,407	--
Investments held by consolidated partnerships	3,546,208	1,419,699	4,965,907	3,025,762
Land, buildings and improvements, net of accumulated depreciation	576,171	--	576,171	329,869
Cash	277,860	27,213	305,073	172,622
Other assets	123,890	33,645	157,535	77,123
Other assets of consolidated partnerships	977,921	60,858	1,038,779	579,614
Total assets	$ 4,524,129	$1,480,557	$6,004,686	$3,605,376
Financing arrangements	$ --	$ 709,219	$ 709,219	$ --
Notes payable	594,477	--	594,477	565,877
Due to property partnerships	925,301	--	925,301	896,031
Repurchase agreements	--	243,955	243,955	--
Other liabilities	215,628	11,574	227,202	156,487
Total liabilities	$ 1,735,406	$ 964,748	$2,700,154	$ 1,618,395

A. Investments in Property Partnerships and Due to Property Partnerships

"Investments in property partnerships" represent the equity investments held by LIHTC partnerships in property level partnerships that neither we nor the LIHTC partnerships control. "Due to property partnerships" represents the capital commitments of the LIHTC partnerships in those property partnerships that have not yet been spent.

B. Investments in CMBS

Investments in CMBS included within consolidated partnerships were comprised of the following as of December 31, 2006:

(Dollars in thousands)	Face	Accreted Cost	Fair Value	Percentage of Fair Value
Security rating:				
BBB-	$106,723	$100,531	$101,899	14.16%
BB+	124,600	106,195	106,611	14.81
BB	146,235	121,019	120,906	16.79
BB-	160,537	113,483	116,059	16.13
B+	79,324	49,922	50,916	7.09
B	81,237	46,801	48,708	6.77
B-	104,509	47,308	52,378	7.28
Non-rated	377,943	110,927	122,168	16.97
	$1,181,108	$696,186	$719,645	100.00%

C. Investments in Resecuritization Certificates

Investments in resecuritization certificates included within consolidated partnerships were comprised of the following as of December 31, 2006:

(Dollars in thousands)	Face	Accreted Cost	Fair Value	Percentage of Fair Value
Security rating:				
AAA	$111,900	$106,259	$109,198	18.28%
AA	66,600	64,170	65,699	11.00
A	47,000	45,105	46,913	7.85
A-	23,900	24,054	24,355	4.08
BBB+	66,800	67,266	69,013	11.55
BBB	61,138	56,018	57,490	9.62
BBB-	109,781	106,846	110,769	18.54
BB+	88,114	52,608	62,702	10.49
BB	12,158	4,868	6,990	1.17
BB-	12,157	4,379	6,284	1.05
B+	21,073	6,734	9,670	1.62
B	11,348	2,574	3,711	0.62
B-	12,158	2,079	3,006	0.50
Non-rated	183,741	10,367	16,515	2.76
Non-rated interest only	--	5,148	5,176	0.87
	$827,868	$558,475	$597,491	100.00%

At December 31 2006, the non-rated interest only certificate had a combined notional amount of $1.4 billion.

Fair value of the resecuritization certificates is determined assuming no defaults on the underlying collateral loans and according to the payment terms of the underlying loans, which generally do not allow prepayment without yield maintenance except during the last three months of a loan. The remaining key assumptions used in measuring fair value at the resecuritization date were as follows:

(Dollars in thousands)	Face Amount Held by Fund	Fair Value at Resecuritization Date	Weighted Average Life (yrs)	Discount Rate applied to Cash Flows
Security rating:				
BB+	$ 47,820	$ 29,599	10.92	9.80%
BB	12,158	6,671	11.33	11.20
BB-	12,157	5,991	11.42	12.50
B+	21,073	9,210	11.75	13.90
B	11,348	3,520	12.02	18.70
B-	12,158	2,853	12.17	23.20
Non-rated	186,416	16,493	13.81	49.40
Non-rated interest only	--	2,080	10.05	63.20
Total	$303,130	$ 76,417		

At the resecuritization date, the non-rated interest only certificates had a combined notional amount of $648.4 million.

At December 31, 2006, the sensitivity of the current fair value of the resecuritization certificates to potential adverse changes is as follows:

			Expected Credit Loss		Discount Rate Applied to Cash Flows	
(Dollars in thousands)	Fair Value	Weighted Average Life (yrs)	1% CDR (1)	2% CDR (1)	100 bps Adverse Change	200 bps Adverse Change
Security rating:						
BB+	$30,908	10.19	(4.40)%	(75.60)%	(7.20)%	(13.70)%
BB	6,990	10.59	(5.90)	(75.20)	(7.20)	(13.70)
BB-	6,284	10.73	(7.80)	(73.90)	(7.00)	(13.40)
B+	9,670	11.07	(9.30)	(72.40)	(6.90)	(13.20)
B	3,710	11.32	(12.10)	(66.40)	(6.20)	(11.80)
B-	3,006	11.43	(13.80)	(60.30)	(5.40)	(10.40)
Non-rated	16,515	13.08	(24.40)	(40.40)	(2.10)	(4.20)
Non-rated interest only	2,092	9.29	(65.60)	(65.60)	(3.10)	(3.10)
Total	$79,175					

(1) Constant Default Rate

The interest rate on the principal classes is 4.0% and 0.2% on the interest only class. During the year ended December 31, 2006, consolidated partnerships received approximately $4.7 million from retained resecuritization certificates.

Delinquencies on the collateral loans underlying the resecuritization certificates totaled 0.4% at December 31, 2006. At December 31, 2006, actual losses to date were 0.4% of the original pool balance, and projected remaining losses are estimated at 25.4% of the original pool balance.

D. Notes Receivable

The aggregate carrying values, allocated by product type and weighted average coupons, of notes receivable as of December 31, 2006 were as follows:

(Dollars in thousands)	Total Commitment	Carrying Value	Allocation by Product Type	Fixed Rate (Average Yield)	Average Yield
Product Type:					
Bridge loans, floating rate	$ 15,000	$ 1,178	9.30%	--%	8.35%
Bridge loans, fixed rate	22,496	22,496	13.94	7.29	--
B-notes, floating rate	40,000	34,157	24.79	--	9.64
B-notes, fixed rate	17,125	12,781	10.61	8.17	--
Mezzanine loans, floating rate	36,500	27,982	22.62	--	9.22
Mezzanine loans, fixed rate	30,246	2,562	18.74	15.00	--
Total / Average	$161,367	$101,156	100.00%	10.15%	9.07%

Notes receivable had the following scheduled maturities as of December 31, 2006:

Year of Maturity	Number of Loans Maturing	Current Carrying Value (in thousands)
2007	1	$ 29,901
2008	2	10,756
2009	9	40,740
2010	1	6,482
2011	2	10,121
Thereafter	1	3,156
Total	16	$101,156

E. Financing Arrangements

The financing arrangements of the CMBS partnerships consist of three separate collateralized debt obligation offerings, with weighted average interest rates ranging from 4.7% to 8.7% and weighted average remaining maturities of 5 years to 9 years. All of this debt is recourse to the specific collateral and non-recourse to the CMBS funds.

F. Notes Payable

Of the LIHTC Partnerships notes payable balance, at December 31, 2006, $444.3 million are collateralized by equity subscriptions of certain equity partners of the investment funds. Under the partnership agreements, the equity partners are also obligated to pay the principal and interest on the notes. The remaining balance of $150.2 million is collateralized with the underlying properties of the consolidated operating partnerships. All of this debt is non-recourse to us.

G. Repurchase Agreements

At December 31, 2006, eight repurchase agreements with three counterparties provided total commitments of $495.0 million. As of December 31, 2006, the CMBS Partnerships had borrowed $214.2 million under these repurchase agreements with average maturity of 32 days and had the ability to borrow an additional $3.4 million without pledging additional collateral. As of December 31, 2006, the fair value of collateral pledged was $298.7 million. Interest rates range from 5.3% to 6.1%.

The Direct Loan fund finances its investments through three separate repurchase agreement facilities, as well as a subscription line collateralized by the remaining capital commitments from the ARESS members. As of December 31, 2006, the Direct Loan fund had borrowed $29.7 million under these repurchase agreements and had the ability to borrow an additional $21.9 million without pledging additional collateral. The repurchase agreements have weighted average interest rates ranging from 6.1% to 6.6% and weighted average remaining maturities of 31 days.

At December 31, 2006, the Direct Loan fund had borrowed $21.5 million under a subscription line facility and had the ability to borrow an additional $28.5 million. The subscription line facility, which was amended in January 2007, expires in 2010 and has an interest rate of 6.05% at December 31, 2006.

H. Financial Risk Management and Derivatives

The CMBS partnerships have entered into amortizing forward-starting swap agreements with Bear Stearns Capital Markets Inc. and Morgan Stanley Capital Services Inc. to mitigate their proportionate share of the risk of changes in the interest-related cash outflows on the next contemplated long-term debt issuance. Some of these swaps are designated as hedges under SFAS No. 133, while others are not. The Direct Loan fund has entered into spot-starting swap agreements with Bear Stearns Capital Markets, Inc. to mitigate its risk of changes in the interest-related cash outflows on its financing of its fixed rate investments. These swaps are designated as hedges under SFAS No. 133.

At December 31, 2006, those swaps not designated as hedges, had a combined notional balance of $180.7 million, a maturity of January 1, 2017, and interest rates ranging from 4.91% to 5.75%, and were in a net liability position of $2.6 million.

At December 31, 2006, those swaps designated as hedges had a combined notional balance of $175.8 million, maturity dates ranging from December 2009 to January 2017, and interest rates ranging from 4.89% to 5.75%, and were in a net liability position, in the aggregate, of approximately $2.5 million. These swaps were all determined to be effective, so the entire change in the fair value of the swaps was included in other comprehensive income of the CMBS and Direct Loan partnerships.

I. Revenues and Expenses

Revenues and expenses of consolidated partnerships consisted of the following:

(In thousands)	Year Ended December 31, 2006	2005	2004
Rental income	$ 30,701	$18,824	$11,235
Interest and other income	53,037	5,272	978
Total revenues	$ 83,738	$24,096	$12,213
Interest expense	$ 47,926	$26,322	$21,395
Asset management fees	20,960	21,600	14,547
Property operating expenses	15,964	9,089	5,978
General and administrative expenses	17,841	8,705	4,672
Depreciation and amortization	21,181	10,416	5,322
Other expenses	75,946	49,810	30,519
Total expenses	$123,872	$76,132	$51,914

NOTE 8 – FINANCING ARRANGEMENTS

Our financing arrangements are securitization programs that effectively allow us to borrow against the fair value of our mortgage revenue bond portfolio. They involve the sales of senior certificates to third party investors while we retain subordinated residual certificated interests. The net effect of these programs is that a portion of the interest we receive from mortgage revenue bonds is distributed to holders of the senior certificates while we receive any remaining interest via the residual certificate after related expenses are deducted.

Following are the components of financing arrangements at December 31:

(In thousands)	2006	2005
P-FLOATs/RITES	$ 403,381	$ 760,084
Floats/Residuals (formerly known as TIC/TOC)	944,799	187,108
Fixed-Rate Securitization	452,990	--
MBIA:		
Floater Certificates	--	382,500
Auction Certificates	--	100,000
Total	$1,801,170	$1,429,692

In June 2006, we restructured several of our securitization programs whereby our Centerbrook subsidiary is now the provider of credit intermediation, as supported by IXIS Financial Products, Inc. ("IXIS"). As a result, we terminated our securitization relationship with MBIA and created a new program through Goldman Sachs with a structure similar to our P-FLOATS program, as detailed below. In connection with the termination of the MBIA program, we paid approximately $1.4 million in termination

fees (included in general and administrative expense) and $2.6 million of other costs (recorded in interest expense) in the second quarter of 2006.

A. P-FLOATs/RITES and Floats/Residuals Programs

We have securitized certain mortgage revenue bonds through the Merrill Lynch Pierce Fenner & Smith Incorporated ("Merrill Lynch") P-FLOATs/RITES program and through the Goldman, Sachs & Co ("Goldman Sachs") Floats/Residuals program, formerly known as the TIC/TOC program. There is no limit to the number or amount of bonds we can securitize through these programs. Under these programs, we transfer certain mortgage revenue bonds, or trust certificates that represent senior interests in the mortgage revenue bonds, to Merrill Lynch or Goldman Sachs and they deposit each revenue bond into an individual special purpose trust. That trust, in turn, issues two types of securities:

→ Puttable Floating Option Tax-Exempt Receipts ("P-FLOATs") or "Floats", short-term senior securities which bear interest at a floating rate reset weekly at the lowest rate that will clear the market at par; and

→ Residual Interest Tax Exempt Securities ("RITES") or "Residuals", subordinate securities which receive the residual interest payment after payment of P-FLOAT or Float interest and ongoing transaction fees.

The P-FLOATs or Floats are sold to third party investors and the RITES or Residuals are generally sold back to us. We have the right, depending on the program, with at least 5 to 14 days notice to the trustee, to purchase the outstanding P-FLOATs or Floats and withdraw the underlying mortgage revenue bonds or trust certificates from the trust. When the mortgage revenue bonds or trust certificates are deposited into the P-FLOAT or Float Trust, we receive the proceeds from the sale of the P-FLOATs or Floats less certain transaction costs. In certain other cases, Merrill Lynch or Goldman Sachs may directly buy the mortgage revenue bonds from local issuers, deposit them in the trust, sell the P-FLOAT or Float security to investors and then the RITES or Residuals to us.

Due to the repurchase right, we account for the net proceeds received upon transfer as secured borrowings and, accordingly, continue to account for the mortgage revenue bonds as assets.

Credit intermediation under these programs is provided by Merrill Lynch or IXIS or by Centerbrook, as supported by either Merrill Lynch or IXIS. To facilitate the securitization, we have pledged certain additional mortgage revenue bonds (or trust certificates representing senior interests in mortgage revenue bonds) as collateral for the benefit of the credit intermediator or liquidity provider. At December 31, 2006, the total fair value of such collateral was approximately $98.6 million for the P-FLOATs/RITES program and approximately $174.0 million for the Floats/Residuals program.

B. Fixed-Rate Securitizations

In August 2006, we closed a $455.0 million securitization whereby we sold fixed rate certificates secured by a pool of our mortgage revenue bonds. These certificates have a weighted average life of eight years and incur interest at a weighted average fixed-rate of 4.6%. As with our other programs, we retained residual certificates associated with the securitization. The proceeds of this transaction were used to pay down existing securitization liabilities.

Details of the fixed-rate securitization certificates issued are as follows:

Series	Amount (in thousands)	Initial Rate	Remarketing Date
A-1	$300,000	4.54%	August 2013
A-2	$155,000	4.72%	August 2016
Total	$455,000		

As of December 31, 2006, approximately $453.0 million remains outstanding.

In March 2005, we terminated a prior $100.0 million fixed-rate securitization and remarketed the borrowings under the P-FLOATs/RITES program.

C. MBIA Securitization Program

Through June 2006, we securitized bonds through a program structured with MBIA where we contributed mortgage revenue bonds to Series Trusts which then issued senior and residual certificates similar to the P-FLOATs/RITES and Floaters/Residuals programs. This program was terminated in connection with the restructuring of our programs as discussed above.

D. Restricted Assets

Certain of our subsidiaries hold mortgage revenue bonds which at December 31, 2006, had an aggregate fair value of approximately $2.3 billion that serve as collateral for securitized borrowings or are securitized. The subsidiaries holding these bonds had net assets at December 31, 2006, of approximately $710.8 million.

E. Covenants

We are subject to customary covenants with respect to our financing arrangements. As of December 31, 2006, we were in compliance with all such covenants.

F. Cost of Funds

Our annualized cost of funds relating to financing arrangements and the related amount of interest expense were as follows:

	2006	2005	2004
Cost of funds (1)	4.17%	3.65%	2.51%
Interest expense (in millions) (1)	$68.7	$44.8	$24.6
Rate at December 31, excluding fees:			
P-FLOATs/RITES	4.02%	3.33%	
Floaters/Residuals (formerly known as TIC/TOC)	4.03%	3.29%	
Fixed rate	4.61%	--	
MBIA	--	3.21%	

(1) Includes effect of our swaps and, in 2006, incremental costs related to restructuring of our securitization programs.

NOTE 9 – NOTES PAYABLE

Notes payable included the following at December 31:

(In thousands)	2006	2005
Term loan	$249,375	$ --
Revolving credit facility	177,500	--
CMC warehouse line	122,459	179,277
CMBS repurchase lines	41,598	--
CMC acquisition loan	--	19,765
CharterMac Capital warehouse line	--	45,613
Capri acquisition lines	--	60,000
Other	233	233
Total notes payable	$591,165	$304,888

A. Term Loan and Revolving Credit Facility

In August 2006, in connection with our acquisition of ARCap (see Note 2), we entered into a loan commitment with various lenders. The commitment provides a $250.0 million term loan (the "Term Loan"), which matures in August 2012, and a $250.0 million revolving credit facility (the "Credit Facility"), which matures in August 2009. We also have the ability, no more than twice, to increase the maximum amounts available under either the Term Loan and/or Credit Facility by $200.0 million. This ability expires in August 2008.

All or a portion of the Credit Facility and the Term Loan bear interest, at our discretion, at either:

(1) the Prime Rate set by Bank of America, N.A. (the "Base Rate") plus 0.25%, or

(2) LIBOR plus 2.5% for the Term Loan, or a margin ranging from 1.625% to 1.875% depending on the ratio of "funded debt to adjusted CAD", as defined in the credit agreement, for the Credit Facility.

Proceeds from the Term Loan and Credit Facility were used to purchase ARCap (see Note 2) and to repay and terminate the CMC Acquisition Line, the CharterMac Capital Warehouse Line and the Capri Acquisition Lines as discussed below. Stock of certain of our subsidiaries is pledged as collateral under the Term Loan and the Credit Facility. The weighted average net rate was 7.47% as of December 31, 2006.

B. CMC Warehouse Line

CMC has a $100.0 million secured, revolving mortgage warehouse facility with Bank of America. The term of this facility has been extended to May 31, 2007. The facility bears interest at LIBOR plus 0.75%. The balance at December 31, 2006, includes additional borrowings pursuant to a temporary expansion of the facility that expired in February 2007.

C. CMBS Repurchase Lines

At December 31, 2006, we were a party to five repurchase agreements with five counterparties that provide total commitments of $280.0 million, although the maximum amount available to borrow under each facility is limited by the value of the pledged collateral. As of December 31, 2006, we borrowed $41.6 million under these agreements and had the ability to borrow $44.9 million without pledging additional collateral. As of December 31, 2006, the fair value of collateral pledged was $115.1 million. Interest rates range from 5.7% to 6.1%. Of the amounts outstanding, $11.8 million matures in 23 months, and $29.8 million has no specified maturity date, although it may be called upon six months' notice by the counterparty. As of December 31, 2006, no such notice had been received from the counterparty.

D. CMC Acquisition Line, CharterMac Capital Warehouse Line and Capri Acquisition Lines

In connection with the acquisition of CMC, we entered into a loan with Bank of America which was due to expire in December 2006 and bore interest at six-month LIBOR plus 2.25%. The rate was 6.83% at December 31, 2005.

CharterMac Capital had entered into a warehouse facility in the amount of $90.0 million with Bank of America, Merrill Lynch, C.D.C., Citicorp, USA, HSBC Bank USA, N.A. and Comerica Bank. This facility was due to mature in October 2006 and bore interest, at our option, at either 30-day LIBOR plus 1.70% or the prime rate plus .125%. The weighted average net rate was 6.84% December 31, 2005. This facility was collateralized by a lien on certain limited partnership interests (See Note 4).

The Capri acquisition lines with Bank of America bore interest at 60-day LIBOR plus 1.65% and were due to mature in August 2006. The weighted average interest rate on the loans was 5.81% at December 31, 2005.

These facilities were repaid and terminated in connection with our new Term Loan and Revolving Credit Facility as discussed above.

E. Centerbrook Facilities

Upon its launch in June 2006, Centerbrook entered into a $30.0 million senior debt facility and a $125.0 million mezzanine debt facility, maturing in June 2036. The senior debt facility is provided by Citibank, N.A., IXIS and one of our subsidiary companies and it generally bears interest, at our discretion, at:

(1) 1.40% plus the higher of
  a. the Prime Rate, or
  b. the federal funds effective rate, as defined, plus 1/2%; or

(2) LIBOR plus 0.40%.

The mezzanine debt facility is provided by Citibank, N.A. and generally bears interest, at our discretion, at:

(1) 2.25% plus the higher of
  a. the Prime Rate, or
  b. the federal funds effective rate, as defined, plus 1/2%, or

(2) LIBOR plus 1.25%.

As of December 31, 2006, no amounts were outstanding under these facilities.

F. Covenants

We are subject to customary covenants with respect to our various notes payable. As of December 31, 2006, we were in compliance with all such covenants.

NOTE 10 – ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

Accounts payable, accrued expenses and other liabilities consisted of the following at December 31:

(In thousands)	2006	2005
Deferred revenues	$ 92,564	$ 70,025
Distributions payable	41,554	41,080
Accounts payable	18,626	22,314
Salaries and benefits	29,551	15,816
Accrued fund organization and offering expenses	11,860	9,562
Escrow/deposits payable	5,570	6,128
Accrued interest payable	5,825	4,879
Interest rate swaps at fair value (Note 11)	1,997	208
Restructuring accrual	1,128	--
Other	5,669	8,353
Total	$214,344	$178,365

The accrued restructuring costs pertain to integration actions with respect to the acquisition of ARCap (see Note 2). We recorded these costs in general and administrative expenses in the second quarter of 2006. A roll forward of the restructuring costs is as follows:

(In thousands)	Fund Management Segment	Mortgage Banking Segment	Total
Employee termination costs			
Balance at January 1, 2006	$ --	$ --	$ --
Additions	580	1,251	1,831
Payments	(174)	(144)	(318)
Adjustments	(171)	(378)	(549)
Balance at December 31, 2006	235	729	964
Lease termination costs			
Balance at January 1, 2006	--	--	--
Additions	--	164	164
Balance at December 31, 2006	--	164	164
Total	$235	$893	$1,128

Adjustments represent the reversal of amounts due to employee attrition in advance of severance dates or amounts reclassified as retention bonuses. We anticipate that the restructuring will be substantially completed by the end of the first quarter of 2007 and do not anticipate increases to the amounts detailed above.

NOTE 11 – FINANCIAL RISK MANAGEMENT AND DERIVATIVES

Our financing arrangements and notes payable (see Notes 8 and 9) incur interest expense at variable rates, exposing us to interest rate risk. We have established a policy for risk management and our objectives and strategies for the use of derivative instruments to potentially mitigate such risk. We currently manage a portion of our interest rate risk resulting from the exposure to variable rates on our financing agreements through the use of interest rate swaps indexed to the BMA rate, the most widely used tax-exempt floating rate index, or to LIBOR. Under each swap agreement, for a specified period of time we are required to pay a fixed rate of interest on a specified notional amount to the transaction counterparty and we receive a floating rate of interest equivalent to the BMA or LIBOR index. The average BMA rate was 3.45% in 2006, 2.45% in 2005 and 1.22% in 2004. The average LIBOR rate was 5.13% in 2006, 3.46% in 2005 and 1.54% in 2004.

At inception, we designate these swaps as hedging instruments in cash flow hedges with the hedging relationships item being the variable interest payments on our floating rate debt. We assess both at the inception of the hedge and on an ongoing basis whether the swap agreements are effective in offsetting changes in the cash flows of the hedged financing. Amounts in accumulated other comprehensive income will be reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings. Since we are hedging the variable interest payments in our floating rate debt, the forecasted transactions are the interest payments. An inherent risk of these swap agreements is the credit risk related to the counterparty's ability to meet terms of the contracts with us.

We have entered into swap agreements as follows:

Counterparty	Notional Amount at December 31 (in millions) 2006	2005	Inception Date	Expiration Date	Rate
Cash flow hedges:					
Merrill Lynch Capital Services, Inc.	$ --	$ 50.0	January 2001	January 2006	3.98%
Bank of America	100.0	100.0	January 2005	December 2007	2.56%
Bank of America	50.0	50.0	January 2005	January 2008	2.00% in 2005, 2.78% in 2006 and 3.27% in 2007
Bank of America	50.0	50.0	January 2005	January 2008	2.86%
Bank of America	50.0	50.0	January 2005	January 2009	3.08%
RBC Capital Markets	100.0	100.0	January 2005	January 2009	3.075%
Wachovia (1)	275.0	--	August 2006	August 2009	5.25%
Bank of America	100.0	100.0	January 2005	January 2010	3.265%
Subtotal cash flow hedges	725.0	500.0			
Fair value swap:					
Bank of America	--	26.0	November 2005	November 2014	4.92%
Total	$725.0	$526.0			

(1) We entered into a new $275.0 million interest rate swap during 2006 in connection with our new term loan and revolving credit facility (see Note 9).

We evaluate our interest rate risk on an ongoing basis to determine whether it would be advantageous to engage in any further hedging transactions.

For the cash flow hedge swaps in place and others that have expired, there was ineffectiveness for certain of our swaps in the hedging relationships during the three years ended December 31, 2006. We recorded ineffectiveness of approximately $1.5 million.

We also had an interest rate swap with a notional amount of $26.0 million that hedged the change in the fair value of a $26.0 million investment. This swap was assigned to AMAC when we sold AMAC the related investment (see Note 4). Prior to its assignment, we did not elect to apply hedge accounting to this swap and, therefore, the change in its fair value was included in net income.

For discussion of derivatives related to consolidated partnerships, see Note 7.

Interest rate swaps for which we are in a net settlement liability position are recorded in accounts payable, accrued expenses and other liabilities and those for which we are in a net settlement asset position are recorded in other assets. The amounts recorded at December 31 were as follows:

(In thousands)	2006	2005
Net liability position	$1,997	$ 208
Net asset position	$2,236	$4,857

Interest expense included the following expense (income) related to our swaps for the years ended December 31:

(In thousands)	2006	2005	2004
Interest expense	$ 448	$2,963	$1,807
Interest income	(2,299)	(219)	(82)
Change in fair value of free standing swap assigned to AMAC	(203)	203	--
Total	$(2,054)	$2,947	$1,725

We estimate that approximately $2.9 million of net unrealized gain included in accumulated other comprehensive income will be reclassified into interest expense within the next twelve months, due to the fact our swaps have been and we expect they will continue to be effective.

NOTE 12 – INCOME TAXES

A large majority of our pre-tax income is derived from our Portfolio Investing businesses and the Fund Management businesses we acquired with ARCap, which are structured as flow-through entities; as such, the income from those investments does not subject us to income taxes. The remainder of the Fund Management business and the entire Mortgage Banking business are conducted in corporations and are subject to income taxes.

The components of our pre-tax income were as follows:

(In thousands)	2006	2005	2004
Not subject to tax	$79,341	$ 79,309	$ 80,085
Subject to tax	(31,555)	(48,872)	(31,965)
Total income before income taxes	$47,786	$ 30,437	$ 48,120

The income tax (benefit) provision consisted of the following components:

(In thousands)	2006	2005	2004
Current:			
Federal	$ 1,107	$ (1,783)	$ 2,279
State and local	3,230	1,384	1,022
Total current	4,337	(399)	3,301
Deferred:			
Federal	(17,560)	(18,012)	(13,286)
State and local	(9,436)	(10,166)	(7,258)
Total deferred	(26,996)	(28,178)	(20,544)
Valuation allowance	29,151	--	--
Total tax provision (benefit)	$ 6,492	$(28,577)	$ (17,243)

The tax provision (benefit) does not include:

(1) the current tax benefit related to additional tax deductions for share based compensation which was credited to beneficial owners' equity; or

(2) the deferred tax benefit and related valuation allowance resulting from unrealized losses on derivative contracts which was credited to other comprehensive income.

Deferred income tax assets and liabilities are computed based on temporary differences between the financial statement and income tax bases of assets and liabilities that existed at the balance sheet date.

A reconciliation of the statutory federal tax rate to our effective tax rate is as follows:

	2006	2005	2004
Statutory tax rate	35.0 %	35.0 %	35.0 %
Partnership income not subject to tax	(54.2)	(89.6)	(56.4)
State and local taxes, net of federal benefit	(8.6)	(19.0)	(8.2)
SCUs / SMUs (see Note 13)	(13.0)	(13.2)	(3.4)
Valuation allowance	61.1	--	--
Tax-exempt interest	(5.3)	(6.1)	--
Share based compensation	(0.5)	(0.7)	(1.4)
Other	(0.9)	(0.3)	(1.4)
Effective tax rate	13.6 %	(93.9)%	(35.8)%

The components of the deferred tax assets and (liabilities) are as follows:

(In thousands)	2006	2005
Deferred tax assets:		
Deferred revenue	$42,720	$ 31,142
Share based compensation	4,599	3,216
Unrealized loss on derivatives	5,273	1,331
Purchased servicing rights	1,632	--
Bad debt reserves	3,518	1,885
Partnerships and depreciation	2,996	--
Tax credits and state operating loss carry forwards	2,654	1,026
Other, net	396	415
Total deferred tax assets	63,788	39,015
Deferred tax liabilities:		
Intangible assets	(20,250)	(26,575)
Deferred costs	(1,119)	(1,562)
Originated mortgage service rights	(9,329)	(9,029)
Total deferred tax liabilities	(30,698)	(37,166)
Valuation allowance	(33,090)	--
Net deferred tax asset	$ --	$ 1,849

At December 31, 2006, our corporate subsidiaries had the following carry forwards:

	(In thousands)
Low income housing credits (expiring starting in 2024)	$ 1,234
Alternative minimum tax credits (do not expire)	$ 1,420

In 2006, we determined that, in light of projected taxable losses in the corporate subsidiaries for the foreseeable future, all of our deferred tax assets will likely not be realized and therefore we have provided a full valuation allowance.

The Internal Revenue Service is examining the consolidated corporate federal income tax return for our subsidiaries subject to taxes for the tax periods ended June 30, 2003, December 31, 2003 and December 31, 2004. The New York City taxing authority is examining the partnership tax returns of one of our subsidiaries for the years ended December 31, 2003 and December 31, 2004. These examinations are in a preliminary stage and no significant issues have yet been raised.

NOTE 13 – SUBSIDIARY EQUITY

A. Preferred Shares of a Subsidiary – Subject to Mandatory Repurchase

Since June 1999, we have issued multiple series of Cumulative Preferred Shares, which are subject to mandatory repurchase, through our Equity Issuer Trust I ("Equity Issuer") subsidiary.

Preferred Series	Date of Issuance	Mandatory Tender	Mandatory Repurchase	Number of Shares	Liquidation Preference per per Share	Total Face Amount	Dividend Rate
					(In thousands)		
Series A	June 1999	June 2009	June 2049	45	$2,000	$ 90,000	6.625%
Series A-1	July 2000	June 2009	June 2049	48	500	24,000	7.100%
Series A-2	October 2001	June 2009	June 2049	62	500	31,000	6.300%
Series A-3	June 2002	October 2014	October 2052	60	500	30,000	6.800%
Series B	July 2000	November 2010	November 2050	110	500	55,000	7.600%
Series B-1	October 2001	November 2010	November 2050	37	500	18,500	6.800%
Series B-2	June 2002	October 2014	October 2052	50	500	25,000	7.200%
Total						$273,500	

We collectively refer to the Series A Cumulative Preferred Shares, Series A-1 Cumulative Preferred Shares, Series A-2 Cumulative Preferred Shares and Series A-3 Cumulative Preferred Shares as the "Series A Shares." We collectively refer to the Series B Subordinate Cumulative Preferred Shares, Series B-1 Subordinate Cumulative Preferred Shares and Series B-2 Subordinate Cumulative Preferred Shares as the "Series B Shares." We also collectively refer to the Series A Shares and the Series B Shares as the "Preferred Shares."

The Series A Shares all have identical terms except as to the distribution commencement date and other terms listed in the table above. Likewise, the Series B Shares all have identical terms, except as to the distribution commencement date and other terms listed in the table above. Equity Issuer may not redeem the Preferred Shares before their mandatory repurchase dates. The Preferred Shares are subject to mandatory tender for remarketing and purchase on such dates and each remarketing date thereafter at their respective liquidation amounts plus all distributions accrued but unpaid. Each holder of the Preferred Shares will be required to tender its shares on the dates listed above, unless Equity Issuer decides to remarket them. Holders of the Preferred Shares may elect to retain their shares upon remarketing, with a new distribution rate to be determined at that time by the remarketing agent. After the initial remarketing dates, Equity Issuer may repurchase some or all of the Preferred Shares, subject to certain conditions. The Preferred Shares are not convertible into our common shares.

The Preferred Shares have annual preferred dividends payable quarterly in arrears upon declaration by our Board of Trustees, but only to the extent of tax-exempt net income for the particular quarter. With respect to payment of distributions and amounts upon liquidation, dissolution or winding-up of our Company, the Series A Shares rank, senior to:

→ all classes or series of Convertible CRA Shares (see Note 14);

→ all Series B shares; and

→ our common shares.

With respect to payment of distributions and amounts upon liquidation, dissolution or winding-up of our Company, the Series B Shares rank senior to our Convertible CRA Shares and common shares.

Equity Issuer may not pay any distributions to the parent trust until it has either paid all Preferred Share distributions, or in the case of the next following distribution payment date, set aside funds sufficient for payment. Since issuance of the Preferred Shares, all quarterly distributions have been declared at each stated annualized dividend rate for each respective series and all distributions due have been paid.

Equity Issuer is subject to, among others, the following covenants with respect to the Preferred Shares:

Tax-Exempt Interest and Distribution

Equity Issuer may only acquire new investments that it reasonably believes will generate interest and distributions excludable from gross income for federal income tax purposes. As soon as commercially practicable, Equity Issuer will dispose of any investment if its interest becomes includable in gross income for federal income tax purposes, for any reason.

Leverage

Equity Issuer will not, and will not permit any of its subsidiaries to, directly or indirectly, incur any obligation unless:

→ Equity Issuer is not in default under its trust agreement;

→ Equity Issuer has paid or declared and set aside for payment all accrued and unpaid distributions on the Preferred Shares; and

→ the leverage ratio on the portfolio is less than 0.6 to 1 after giving effect to the incurrence of the obligation.

Failure to Pay Distributions

If Equity Issuer has not paid, in full, six consecutive quarterly distributions on the Preferred Shares, it is required to reconstitute its board of trustees so that a majority of the board of trustees consists of trustees who are independent with respect to Equity Issuer, CharterMac and CharterMac Capital.

Allocation of Taxable Interest Income and Market Discount

Equity Issuer will specially allocate taxable interest income and market discount that is taxable as ordinary income to us. Market discount, if any, may arise where Equity Issuer acquires a bond other than upon its original issuance for less than its stated redemption price at maturity and the difference is greater than a minor amount (generally 1/4 of 1% of a bond's stated redemption price at maturity multiplied by the number of complete years to maturity).

In accordance with SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity* ("SFAS No. 150") we classify the Preferred Shares as liabilities in our balance sheet and include the dividends paid for those share as interest expense in our consolidated statements of income.

B. Preferred Shares of a Subsidiary – Not Subject to Mandatory Repurchase

In May 2004, Equity Issuer issued the following Cumulative Preferred Shares, which are not subject to mandatory repurchase:

Preferred Series	Date of Issuance	Number of Shares	Liquidation Preference per Share	Total Face Amount	Dividend Rate
			(In thousands)		
Series A-4-1	May 2004	60	$500	$ 30,000	5.75%
Series A-4-2	May 2004	58	500	29,000	6.00%
Series B-3-1	May 2004	50	500	25,000	6.00%
Series B-3-2	May 2004	40	500	20,000	6.30%
Total				$104,000	

Except for the absence of a mandatory repurchase feature (and for specific terms enumerated in the table above),

→ the Series A-4-1and Series A-4-2 shares have the same characteristics as the Series A Shares described above; and

→ the Series B-3-1 and Series B-3-2 shares have the same characteristics as the Series B shares described above.

In accordance with SFAS No. 150, as these shares are not subject to mandatory repurchase, we classify them as mezzanine equity and the associated dividends are classified outside of interest expense in the consolidated statements of income.

C. Minority Interests

Minority interests in consolidated subsidiaries consisted of the following at December 31:

(In thousands)	2006	2005
Convertible SCUs of a subsidiary	$231,262	$250,866
Convertible SMUs of a subsidiary	5,110	11,408
Convertible SCIs of a subsidiary	4,758	--
Other	6,260	--
Total	$247,390	$262,274

Income (loss) allocated to minority interests was as follows for the years ended December 31:

(In thousands)	2006	2005	2004
SCUs	$ 16,131	23,091	$28,174
SMUs	102	330	--
SCIs	80	--	--
Other	(219)	--	194
Total	$16,094	$23,421	$28,368

SCUs

In connection with our acquisition of CharterMac Capital, our subsidiary issued membership interests in the form of 16.1 million special common units ("SCUs"). SCU holders are entitled to distributions at the same time as, and only if, we pay distributions on our common shares. SCU distributions are calculated as the amount of common share distributions divided by 0.72, to adjust for the taxable nature of the income comprising the SCU distributions. SCU distributions are payable only to the extent of the subsidiary's cash flow, supplemented by a loan of all but $5.0 million from the parent trust in the event of a shortfall. Any remaining shortfall will accrue interest at a market rate and will only be payable at the time the subsidiary has sufficient cash flow.

Each holder of SCUs has the right to:

→ exchange all or a portion of their SCUs for cash; and

→ receive cash for any accrued but unpaid distributions with respect to SCUs exchanged (not including accrued and unpaid distributions for the quarterly period in which the exchange occurs).

Instead of cash, we may, at our discretion, exchange the SCUs (and any accrued but unpaid distributions) for common shares on a one-for-one basis, subject to anti-dilution adjustments. We would issue the common shares at a price equal to the average closing market price of our common shares for the five consecutive trading days prior to the date when we receive notice of intent to convert. Our subsidiary may not pay any distributions to the parent trust until it has paid all SCU distributions. Through December 31, 2006, all SCU distributions have been paid.

As of December 31, 2006, there were approximately 14.8 million SCUs outstanding and approximately 14.9 million were outstanding at December 31, 2005.

SMUs

The Special Membership Units ("SMUs") outstanding were issued in connection with the CCLP acquisition (See Note 2). Additional SMUs which were issued in connection with a preferred investment in CCA (see Note 4) were returned and/or cancelled in connection with the closure of CRES (see Note 2).

SMU holders are entitled to distributions at the same time as, and only if, we pay distributions on our common shares. SMU distributions were initially $1.69 per year, subject to adjustment in the amount of 95% of the percentage increases or decreases in the dividends paid by us on the common shares. Distributions paid to SMU holders consist of taxable income.

Each holder of SMUs has the right to:

→ exchange all or a portion of their SMUs for cash; and

→ receive cash for any accrued but unpaid distributions with respect to SMUs exchanged (not including accrued and unpaid distributions for the quarterly period in which the exchange occurs).

Instead of cash, we may, at our discretion, exchange the SMUs (and any accrued but unpaid distributions) for common shares on a one-for-one basis, subject to anti-dilution adjustments. We would issue the common shares at a price equal to the average closing market price of our common shares for the five consecutive trading days prior to the date when we receive notice of intent to convert.

Our subsidiary may not pay any distributions to the parent trust until it has paid all SMU distributions. Through December 31, 2006, all SMU distributions have been paid.

As of December 31, 2006, there were approximately 278,000 SMUs outstanding and approximately 539,000 were outstanding at December 31, 2005.

SCIs

In connection with our acquisition of ARCap (see Note 2), our subsidiary issued membership interests in the form of approximately 268,000 SCIs. SCI holders are entitled to distributions at the same time as, and only if, we pay distributions on our common shares. SCI distributions are initially $1.72 per year, subject to an adjustment in the amount of 95% of the percentage increases or decreases in the dividends paid by us on our common shares.

Each holder of SCIs has the right to:

→ exchange all or a portion of their SCIs for cash; and

→ receive cash for any accrued but unpaid distributions with respect to SCIs exchanged (not including accrued and unpaid distributions for the quarterly period in which the exchange occurs).

Instead of cash, we may, at our discretion, exchange the SCIs (and any accrued but unpaid distributions) for common shares on a one-for-one basis, subject to anti-dilution adjustments. We would issue the common shares at a price equal to the average closing market price of our common shares for the five consecutive trading days prior to the date when we receive notice of intent to convert.

As of December 31, 2006, there were approximately 268,000 SCIs outstanding.

Other

"Other" minority interests at December 31, 2006, primarily represent the 10% interest in Centerbrook owned by IXIS. IXIS has been issued warrants which, generally, may be exercised beginning June 2009, and if exercised, would increase IXIS' ownership percentage to 19%. We purchased the outstanding minority interest in CMC during the first quarter of 2005 (see Note 2).

NOTE 14 – SHAREHOLDERS' EQUITY

A. Special Preferred Voting Shares

Each holder of SCUs (see Note 13) also holds one special preferred voting share (at a par value of $.01 per share) for each SCU. The special preferred voting shares have no economic interest, but entitle the holder to vote, on a one-for-one basis, on all matters subject to a vote of our common shareholders. We have the right to require that each special preferred voting share be redeemed at par and cancelled simultaneously upon the exchange of an SCU by its holder into cash or a common share. Other than the payment of $.01 per share upon redemption of the special preferred voting shares or the liquidation of our Company, the special preferred voting shares are not entitled to any distributions or other economic rights.

The selling principals of CharterMac Capital entered into a voting agreement which governs the voting of all of their:

→ special preferred voting shares,

→ common shares issuable upon exchange of their SCUs, and

→ any other common shares currently owned or which may be acquired by them in the future.

The voting agreement provides that the selling principals of CharterMac Capital will:

→ vote their common shares or special preferred voting shares in favor of the election of any independent trustee approved by our board of trustees or in the same proportion as the unaffiliated holders of our common shares vote in such election; and

→ not exercise any right as shareholder of our Company to nominate any independent trustee.

With the exception of Stephen M. Ross (see Note 18), the voting agreement will terminate for each of the remaining selling principals at the time he or she is no longer an employee, officer, or trustee of our Company. The voting agreement with respect to Mr. Ross will remain in effect as long as he owns any of our special preferred voting shares or common shares.

B. Convertible CRA Shares

Our Convertible Community Reinvestment Act Preferred Shares ("Convertible CRA Shares") enable financial institutions to receive certain regulatory benefits in connection with their investment. We have developed a proprietary method for allocating these regulatory benefits to specific financial institutions that invest in the Convertible CRA Shares. Other than the preferred allocation of regulatory benefits, the preferred investors receive the same economic benefits as our common shareholders including:

→ receipt of the same dividends per share;

→ pro rata allocation of earnings between the two classes of shares; and

→ equal ranking with the common shares with respect to rights upon liquidation, dissolution or winding up of our Company.

The Convertible CRA Shares have no voting rights, except on matters relating to the terms of the Convertible CRA Shares or to amendments to our Trust Agreement which would adversely affect the Convertible CRA Shares.

For Convertible CRA shares issued prior to 2002, the investors have the option to convert their shares into common shares at a predetermined conversion price, calculated as the greater of:

→ our book value per common share as set forth in our most recently issued annual or quarterly report filed with the SEC prior to the respective Convertible CRA Share issuance date; or

→ 110% of the closing price of a common share on the respective Convertible CRA Share's pricing date.

For Convertible CRA Shares issued in 2002 and later, conversion into common shares is on a one-for-one basis.

Upon conversion, the investors would no longer be entitled to a special allocation of the regulatory benefit.

At December 31, 2006 and 2005, we had the following Convertible CRA Shares outstanding:

	(In thousands)
Convertible CRA Shares issued prior to 2002	998
Convertible CRA Shares issued 2002 and later	5,554
Total outstanding	6,552
Common shares issuable upon conversion	6,487

C. 4.4% Convertible CRA Preferred Shares

Our 4.4% Cumulative Perpetual Convertible Community Reinvestment Act Preferred Shares ("4.4% Convertible CRA Preferred Shares") have the same CRA related benefits of the Convertible CRA Shares and likewise have no voting rights except on certain matters relating to the terms of the 4.4% Convertible CRA Preferred Shares or to amendments to our Trust Agreement which would adversely affect the 4.4% Convertible CRA Preferred Shares.

The shares rank senior to our common shares and the Convertible CRA Shares with respect to rights upon liquidation, dissolution or winding up of our Company. They rank senior to our common shares and the Convertible CRA Shares with respect to distributions, which are cumulative and fixed at 4.4% of the liquidation amount of $50 per share. The shares have no stated maturity.

Beginning July 2008, the 4.4% Convertible CRA Preferred Shares will be convertible into our common shares at the option of the holders thereof at any time at a conversion rate of approximately 1.81 common shares each (a total of approximately 3.9 million common shares), subject to stipulated conversion adjustment conditions. Also beginning July 2008, we may redeem the shares at a price equal to their liquidation amount plus any accrued and unpaid distributions. The shares are also subject to remarketing provisions beginning in July 2015. All distributions have been paid through December 2006.

D. Issuances and Conversions

In June 2004, we sold 5.75 million common shares to the public for net proceeds of approximately $105.5 million after deducting underwriting discounts and commissions. The underwriters for this offering were Wachovia Securities, UBS Securities LLC, RBC Capital Markets Corporation and Legg Mason Wood Walker.

As noted above, we issued approximately 2.2 million of our 4.4% Convertible CRA Preferred Shares in July 2005 for gross proceeds of $108.0 million. Net of underwriters fees and expenses, our net proceeds were approximately $104.5 million. Meridian Investments acted as placement agent for this offering.

Holders of Convertible CRA shares and subsidiary equity units converted holdings as follows:

Year		Number converted	Common shares issued	Cash paid
2004	Convertible CRA shares	1,627,691	1,600,028	--
	SCUs	933,000	933,000	--
2005	SCUs	287,000	287,000	--
2006	SCUs	60,000	20,000	$723,000
	SMUs	75,000	75,000	--

Additionally, in connection with the closure of CRES (see Note 2), we cancelled approximately 114,000 SMUs and 72,000 others were returned to us. We reversed the aggregate amount of approximately $4.1 million from minority interests to goodwill.

E. Dividend Reinvestment Plan

In May 2000, we implemented a dividend reinvestment and common share purchase plan. Under this plan, common shareholders may elect to have their distributions automatically reinvested in additional common shares at a price equal to the average of the high and low market price from the previous day's trading, and make cash payments for further investment. As of December 31, 2006, there were approximately 153,000 shares participating in the plan, which represented 354 investors.

F. Repurchases

The board of trustees has authorized the implementation of a common share repurchase plan, enabling us to repurchase, from time to time, up to 1.5 million common shares. This plan has no expiration date. The repurchases will be made in the open market and the timing is dependent on the availability of common shares and other market conditions. During 2006, we entered into a 10b5-1 trading plan to facilitate the purchases of shares under this program.

In addition to the repurchase plan, we may repurchase shares from employees in connection with tax withholding requirements upon vesting of restricted share grants. We account for repurchased common shares as treasury shares of beneficial interest.

During the years ended December 31, we repurchased shares as follows, including shares we purchased through the 10b5-1 plan, shares purchased in 2006 prior to implementing that plan, and via employee withholdings:

(In thousands)	2006	2005	2004
Number of shares	1,082	187	111
Cost, including commissions and service charges	$20,883	$4,165	$2,592

All repurchases during 2005 or 2004 were in connection with employee withholdings and there were no repurchases made under the repurchase plan during those years.

Although additional shares may be repurchased in 2007, we are unable to estimate how many.

G. Accumulated Other Comprehensive Income

Changes in accumulated other comprehensive income were as follows:

(In thousands)	Net Unrealized Gain/(Loss) on on Mortgage Revenue Bonds, Net of Tax	Net Unrealized Gain/(Loss) on Derivatives, Net of Tax	Other	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2004	$ 31,395	$ (2,959)		$ 28,436
Period change	(15,806)	(1,078)		(16,884)
Balance at December 31, 2004	15,589	(4,037)		11,552
Period change	82,669	5,848	$ 35	88,552
Balance at December 31, 2005	98,258	1,811	35	100,104
Period change	(32,535)	(2,267)	1,561	(33,241)
Balance at December 31, 2006	$ 65,723	$ (456)	$1,596	$ 66,863

NOTE 15 – SHARE BASED COMPENSATION

A. The Plan

As approved by shareholders in 1997 and amended and restated in 2003, we have an Amended and Restated Incentive Share Plan (the "Plan"), the purpose of which is to:

→ attract and retain qualified persons as trustees and officers; and

→ provide incentive and more closely align the financial interests of our employees, officers and trustees with the interests of our shareholders by providing them with a financial interest in our success.

The compensation committee of our board of trustees administers the Plan. Pursuant to the Plan, the maximum number of common shares that may be awarded is the lesser of:

→ 10% of the number of total shares outstanding (as defined in the Plan) as of December 31 preceding issuances of such awards; and

→ the limits prescribed by the national security exchange or national quotation system on which the shares may then be listed.

The Plan allows for the issuance of share options, restricted share grants, share appreciation rights, restricted and deferred shares, performance units and performance shares.

B. Share Options

All options granted have an exercise price equal to or greater than the market price of our common shares on the grant date. The maximum option term is ten years from the date of grant and options granted pursuant to the Plan may vest immediately upon issuance or over a period determined by our compensation committee.

We granted the following options pursuant to the Plan (none were granted in 2004):

Year	Number	Weighted Average Exercise Price	Weighted Average Term	Weighted Average Vesting Period
2005	656,515	$24.35	10.0 years	3.0 years
2006	544,000	$21.78	7.4 years	2.1 years

We used the following weighted average assumptions in the Black-Scholes option pricing model to determine fair values of options granted:

	2006	2005
Risk free interest rate	4.42%	3.01%
Expected years until exercise	1.71	2.00
Expected stock volatility	23.14%	20.38%
Dividend yield	8.11%	6.71%

The following table summarizes share option activity in our share option plans as of the year ended December 31:

	2006		2005		2004	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,510,341	$20.42	1,075,313	$17.36	1,119,914	$ 17.33
Granted	544,000	21.78	656,515	24.35	--	--
Forfeited	--	--	--	--	(22,167)	17.56
Exercised	(35,600)	21.18	(221,487)	17.18	(22,434)	15.73
Outstanding at end of year	2,018,741	$20.77	1,510,341	$20.42	1,075,313	$ 17.36

(In thousands)	2006	2005	2004
Fair value of options granted during the year	$ 852	$ 1,196	$ --
Compensation cost recorded	$ 937	$ 895	$ 597

	As of December 31, 2006			
	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Vested and expected to vest at end of period	2,018,741	$20.77	7.2	$3,508
Exercisable at end of year	943,751	$17.48	6.2	$2,032

The aggregate intrinsic value in the table above represents the difference between our closing common share price on December 31, 2006, and the exercise price, multiplied by the number of "in the money" options. This amount will change based on the fair market value of our common shares.

The following table summarizes information about share options outstanding and exercisable at December 31, 2006:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Term (in years)	Number Exercisable
$11.56	51,576	3.3	51,576
$17.56	2,250	5.7	2,250
$17.78	800,000	6.9	400,000
$21.18	123,910	0.2	123,910
$21.61	20,000	8.4	6,667
$22.03	384,490	9.0	--
$24.44	636,515	8.0	359,348
	2,018,741	7.2	943,751

C. Non-vested Shares and SCUs

We issue restricted share grants primarily in connection with acquisitions or employee bonuses. In conjunction with the CharterMac Capital acquisition in 2003, we issued restricted common shares to various individuals who are either employees of CharterMac Capital or are one of the selling principals, most of which vested over periods ranging from three months to four years. During 2006, in connection with the ARCap acquisition, we issued approximately 1.7 million restricted common shares to ARCap employees (see Note 2), of which approximately 56,000 shares vested immediately, with the remaining vesting over a period of one to four years.

Also, in conjunction with the CharterMac Capital acquisition, our subsidiary issued SCUs to employees other than the selling principals. These SCUs vest over periods ranging from three to four years.

Activity with respect to non-vested shares and SCUs was as follows for the years ended December 31:

	Non-vested shares	Weighted Average Grant Date Fair Value	Non-vested SCUs	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2004	725,557	$19.33	217,300	$17.92
Granted	109,932	20.27	93,100	17.92
Vested	(312,776)	19.40	--	--
Forfeited	(28,022)	19.33	--	--
Non-vested at December 31, 2004	494,691	19.37	310,400	17.92
Granted	119,592	22.37	--	--
Vested	(365,022)	19.78	--	--
Forfeited	(8,067)	19.46	--	--
Non-vested at December 31, 2005	241,194	20.25	310,400	17.92
Granted	2,170,371	19.73	--	--
Vested	(300,483)	20.06	(148,087)	17.92
Forfeited	(22,511)	20.56	--	--
Non-vested at December 31, 2006	2,088,571	$19.74	162,313	$17.92

(In thousands)	2006	2005	2004
Compensation cost recorded, net of forfeitures	$14,209	$ 7,543	$ 11,035

D. Unamortized Costs and Shares Available for Grant

As of December 31, 2006, there was $35.3 million of total unrecognized compensation cost related to share options and non-vested share-based compensation grants. We expect to recognize this compensation cost over a weighted-average period of 2.9 years.

As of December 31, 2006, there were approximately 3.8 million options or share grants available for issuance under the Plan.

E. Trustee Grants

Our independent trustees receive a portion of their annual compensation in common shares. In 2006, we issued 5,862 shares for trustee compensation as compared to 7,518 in 2005. An additional 5,047 were issued in January 2007 in connection with 2006 services. Expense we recognized related to the 2005 grants was approximately $150,000. Expense related to those shares issued in 2006 and 2007 was approximately $218,000.

NOTE 16 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consisted of the following for the years ending December 31:

(In thousands)	2006	2005	2004
Salaries and benefits	$ 94,916	$ 68,983	$ 56,044
Fund origination and property acquisition expenses	12,338	15,704	15,980
Operating costs of real estate owned (Note 6)	4,861	3,218	--
Restructuring costs (Note 10)	1,446	--	--
Other general and administrative	52,087	40,708	29,282
Total	$165,648	$128,613	$101,306

Fund origination and property acquisition expenses represent costs incurred in connection with originating tax-credit equity investment funds and acquiring properties for those investment funds.

NOTE 17 – EARNINGS PER SHARE, PROFIT AND LOSS ALLOCATIONS AND DISTRIBUTIONS

We allocate the income of CCC (the subsidiary we created as CharterMac Capital's direct parent) first to the holders of the SCUs for an amount based on a proportionate share of net income. Beginning in 2005, we made a similar allocation for SMU holders of our CM Investor subsidiary and also a similar allocation beginning in 2006 for SCI holders of our ARCap subsidiary. We then allocate the remaining profits to shareholders in accordance with their percentage interests.

(In thousands, except per share amounts)	Income	Shares*	Per Share
2006:			
Net income	$41,294		
Preferred dividends	4,752		
Net income allocable to shareholders (Basic EPS)	36,542	58,154	$ 0.63
Effect of dilutive securities	--	557	
Diluted EPS	$36,542	58,711	$ 0.62
2005:			
Net income	$59,014		
Preferred dividends	2,020		
Net income allocable to shareholders (Basic EPS)	56,994	58,018	$ 0.98
Effect of dilutive securities	--	273	
Diluted EPS	$56,994	58,291	$ 0.98
2004:			
Net income allocable to shareholders (Basic EPS)	$65,363	54,786	$ 1.19
Effect of dilutive securities	--	361	
Diluted EPS	$65,363	55,147	$ 1.19

** Includes common and Convertible CRA Shares (see Note 14).*

NOTE 18 – RELATED PARTIES

A. TRCLP

General and administrative expenses include shared service fees paid or payable to The Related Companies, L.P. ("TRCLP"), a company owned by our chairman.

In addition, a subsidiary of TRCLP earned fees for performing property management services for various properties held in investment funds which we manage and are included in "Other expenses of consolidated partnerships".

B. AMAC

We collect asset management fees, incentive management fees and expense reimbursements from AMAC. These fees are included in "Fee income" or "Other revenues" in the consolidated statements of income. We entered into a new agreement, effective as of April 2006 whereby the basis of certain of the fees we earn have changed, although we do not expect the fees earned to differ significantly from the previous agreement absent the effect of AMAC's growth.

In April 2006, we sold an investment to AMAC, for which AMAC had held a subordinated co-investment interest (see Note 4). In connection with the sale, we also transferred an interest rate swap we had accounted for as a free standing derivative (see Note 11). We sold the investment for its par value and recognized no gain or loss on the transaction.

In June 2004, we entered into an unsecured revolving credit facility with AMAC to provide it up to $20.0 million, bearing interest at LIBOR plus 3.0%, which is to be used by AMAC to purchase new investments and for general corporate purposes. In April 2006, we increased the facility to $50.0 million. As of December 31, there were advances to AMAC of $15.0 million outstanding under this facility. Income we earn from this facility is included in "Other interest income" in the consolidated statements of income. In the opinion of management, the terms of this facility are consistent with those of loan transactions with independent third parties.

During 2006, our Mortgage Banking subsidiaries originated over $535.5 million in loans on behalf of AMAC and received approximately $2.8 million of mortgage banking fees from the borrowers. We also received approximately $739,000 in referral and equity fees in connection with loans originated for TRCLP entities. We record all of these fees in "Fee income" in the consolidated statements of income.

During 2006, we funded a first mortgage note in the approximate amount of $27.3 million as part of a refinancing of one of AMAC's loans. The note is included in "Other investments" (see Note 4).

In connection with our acquisition of ARCap, we paid approximately $24.5 million of the purchase price to AMAC for its membership interests in ARCap based on the contractual price paid to all shareholders.

In August 2006, AMAC entered into a co-investment agreement with ARESS whereby both will participate equally in investment opportunities that are originated by our subsidiaries and which meet mutual investment criteria.

We serve as the collateral manager for AMAC's collateralized debt obligation ("CDO") offering of approximately $362.0 million in November 2006. We also service all of the loans in AMAC's CDO, as well as other loans currently held by AMAC outside of the CDO. In this capacity, we perform all primary servicing functions as well as special servicing of any loans in default. We receive fees from AMAC based on the dollar amount of loans we service and record these fees in "Fee income" in the consolidated statements of income.

C. Income Statement Impact

Fees paid to TRCLP and income earned from AMAC was as follows as of December 31:

(In thousands)	2006	2005	2004
Shared service fee expense	$ 620	$ 507	$4,252
TRCLP property management services expense	$4,277	$3,158	$1,751
AMAC asset management and incentive management fee income and expense reimbursements	$3,630	$4,926	$2,248
AMAC credit facility interest income	$1,461	$ 87	$ 195
AMAC servicing fees	$ 66	$ --	$ --

NOTE 19 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share amounts)	2006 Quarter Ended (4)			
	March 31	June 30	September 30	December 31
Total revenues	$72,139	$79,231	$107,947	$127,942
Income before income taxes	$ 11,738	$ 3,843	$ 21,804	$ 10,401
Net income	$14,657	$ 4,248	$ 14,571	$ 7,818
Net income per share (4)				
Basic	$ 0.23	$ 0.05	$ 0.23	$ 0.11
Diluted	$ 0.23	$ 0.05	$ 0.23	$ 0.11
Weighted average shares outstanding				
Basic	58,578	58,639	58,015	57,878
Diluted	58,895	58,919	58,396	58,458

	2005 Quarter Ended			
	March 31	June 30	September 30	December 31 (2)
Total revenues (3)	$57,946	$78,480	$ 78,844	$ 79,828
Income (loss) before income taxes	$ 6,420	$19,109	$ 13,662	$ (8,754)
Net income	$14,785	$19,444	$ 18,678	$ 6,107
Net income per share (4)				
Basic	$ 0.26	$ 0.34	$ 0.31	$ 0.08
Diluted	$ 0.25	$ 0.33	$ 0.31	$ 0.08
Weighted average shares outstanding				
Basic	57,821	57,890	58,059	58,294
Diluted	58,236	58,274	58,366	58,532

(1) Includes expense related to valuation allowances recorded against deferred tax assets (see Note 12) of $1.2 million during March 31 quarter, $8.1 million during June 30 quarter, $10.2 million during September 30 quarter and $9.7 million during December 31 quarter.

(2) Includes a $22.6 million non-cash pre-tax charge (equal to $12.3 million after tax, or $0.21 per basic and diluted share) related to the write-off of the "Related Capital Company" trade-name intangible asset (see Note 5).

(3) Includes reclassification adjustments related to real estate owned from a "Held for Sale" classification to "Held and Used" (see Note 6).

(4) The total for the year may differ from the sum of the quarters as a result of weighting.

NOTE 20 – BUSINESS SEGMENTS

We operate in four business segments:

1. Portfolio Investing, which includes subsidiaries that invest primarily in tax-exempt first mortgage revenue bonds issued by various state or local governments, agencies or authorities and other investments. The proceeds of the mortgage revenue bonds are used to finance the new construction, substantial rehabilitation, acquisition, or refinancing of affordable multifamily housing throughout the United States.

Through this segment, we also invested in other entities, such as our pre-acquisition preferred and common investments in ARCap, our pre-termination participating loan to CCA, our preferred investment in CCA prior to the acquisition of CRES, our co-investment in CUC and our pre-liquidation investment in a fund that CRES sponsored.

2. Fund Management, which includes:

- Tax Credit Fund Sponsorship – subsidiaries that sponsor real estate equity investment funds that primarily invest in LIHTC properties. In exchange for sponsoring and managing these funds, we receive fee income for providing asset management, underwriting, origination and other services;

- High Yield CMBS Fund Sponsorship – subsidiaries that sponsor and manage funds that invest in high yield real estate instruments including B-Notes, bridge loans, mezzanine loans and subordinated interests associated with CMBS, commercial real estate mortgages and similar investments. These subsidiaries also hold, for investment, investments like the ones held by sponsored funds. These subsidiaries earn income and promotes from equity investments in the sponsored funds and interest income from their investments;

- Advisory Services – subsidiaries that provides advisory services to the parent trust, other subsidiaries of ours and to AMAC;

- Direct Loan Fund Sponsorship – our equity interest in ARESS;

- Equity Fund Sponsorship – our membership interest in CUC; and

- Credit Intermediation – subsidiaries that participate in credit intermediation transactions, including those for pools of mortgage loans and provide specified returns to investors in LIHTC equity funds and credit intermediation to our portfolio investing businesses, in exchange for fees.

3. Mortgage Banking, which includes subsidiaries that originate and underwrite predominantly multifamily mortgage loans on behalf of third parties, including:

- Fannie Mae;
- Freddie Mac;
- the FHA;
- GNMA;
- AMAC and ARESS; and
- Insurance companies and conduits.

In exchange for these activities, we receive origination fees.

This segment also includes subsidiaries that provide multifamily and commercial loan servicing for third parties and special servicing on the CMBS securitizations in which either we, or the funds we manage, invest. In exchange for these services, we earn a variety of fees, including base servicing fees, liquidation fees, and assumption and modification fees. This segment also earns interest income on escrow and reserve balances held on loans we service.

4. Consolidated Partnerships, which primarily include the LIHTC equity funds and debt funds we sponsor through the Fund Management segment's subsidiaries and which we are required to consolidate in accordance with FIN 46(R), as well as other partnerships we control but in which we have little or no equity interest. This segment also includes CMBS and Direct Loan Investing funds we sponsor in which we have minority interests but for which our subsidiaries are general partners.

Segment results include all direct and contractual revenues and expenses of each segment and allocations of indirect expenses based on specific methodologies. These reportable segments are strategic business units that primarily generate revenue streams that are distinctly different and are generally managed separately.

The table at right includes Cash Available for Distribution ("CAD"), and a reconciliation from CAD to net income, as the performance measure used by our chief decision-maker to allocate resources among the segments.

The following table provides more information regarding our segments:

(In thousands)	2006	2005	2004
Revenues			
Portfolio Investing	$ 203,632	$ 169,355	$ 142,911
Fund Management (1)	131,365	117,752	92,663
Mortgage Banking (1)	62,797	43,572	21,028
Consolidated partnerships (2)(3)	83,738	24,096	12,213
Elimination of intersegment transactions	(94,273)	(59,678)	(36,383)
Consolidated	$ 387,259	$ 295,097	$ 232,432
CAD			
Portfolio Investing	$ 101,022	$ 102,927	$ 106,317
Fund Management (1)	59,550	58,010	52,215
Mortgage Banking (1)	20,199	14,871	4,388
Total Segment CAD	180,771	175,808	162,920
Preferred dividends	(4,752)	(2,020)	--
Subsidiary equity distributions	(35,553)	(34,666)	(33,036)
Dividends on subsidiary preferred stock	(25,123)	(25,123)	(22,840)
Current tax benefit (expense)	(4,313)	711	(3,413)
Consolidated CAD	111,030	114,710	103,631
Fees deferred for GAAP (4)	(30,426)	(23,930)	(27,096)
Depreciation and amortization expense (including write off of intangible assets)	(50,171)	(66,762)	(30,407)
Interest income yield adjustments (5)	(4,137)	596	85
Gain on sale of loans (6)	10,855	11,140	6,805
Loss on impairment of assets	(5,003)	(4,555)	(757)
Tax adjustment (7)	(2,180)	27,866	20,655
Non-cash compensation (8)	(19,348)	(8,541)	(11,753)
Non-cash equity income	6,253	(358)	(281)
Difference between subsidiary equity distributions and income allocated to subsidiary equity holders(9)	19,243	11,245	4,862
Preferred dividends	4,752	2,020	--
Other, net	426	(4,417)	(381)
Consolidated Net Income	$ 41,294	$ 59,014	$ 65,363
Depreciation and Amortization (10)			
Portfolio Investing	$ 9,097	$ 5,250	$ 3,357
Fund Management (1)(10)	20,735	41,734	18,974
Mortgage Banking (1)	20,339	19,778	8,076
Consolidated	$ 50,171	$ 66,762	$ 30,407
Identifiable Assets at December 31			
Portfolio Investing	$5,047,923	$5,481,974	
Fund Management (1)	1,388,811	800,684	
Mortgage Banking (1)	301,532	353,996	
Consolidated partnerships (2)(3)	6,064,476	3,610,031	
Elimination of intersegment balances	(3,114,226)	(3,274,518)	
Consolidated	$ 9,688,516	$6,972,167	

(1) Includes ARCap as of August 2006.
(2) Consolidated beginning April 2004 pursuant to FIN 46(R). See Notes 1 and 7.
(3) Includes funds sponsored by ARCap as of August 2006.
(4) Represents the net difference between fees received at the time of a transaction that are recognized immediately for CAD but are deferred and recognized over time for GAAP accounting (e.g.: fund sponsorship fees recognized over the relevant service periods) or upon a later event (such as mortgage origination fees recognized upon settlement of a loan sale).
(5) Represents the adjustment for amortization of bond discounts or premiums that are recognized immediately for CAD but are deferred and recognized over time for GAAP accounting, as well as the difference between actual interest income received and income recognized under the effective yield method.
(6) Represents non-cash gain recognized on sale of mortgage loans when servicing rights are retained and gains on sales of mortgage revenue bonds.
(7) Represents the difference between the tax benefit or provision recorded and the net cash amount we expect to pay or receive in relation to the current period.
(8) Represents the add-back of amortization of costs recognized for share-based compensation, share-based trustee fees and employee sharing in fund profits.
(9) Represents the difference between actual distributions to SCU, SMU and SCI holders (which is based on the common share distribution rate) and accounting allocation of earnings, which is based on the represented portion of combined common, CRA and subsidiary equity in allocating GAAP net income.
(10) 2006 and 2005 include write-offs of goodwill and intangible assets.

NOTE 21 – COMMITMENTS AND CONTINGENCIES

PRS/CRG/ ERC, Inc.

PRS/ CRG

PRS Companies ("PRS") and Capital Realty Group ("CRG") were sponsors of certain LIHTC partnerships for which we hold mortgage revenue bonds and/or to which investment funds we sponsor have contributed equity. A construction affiliate of PRS served as general contractor for most of these partnerships. Due to financial difficulties experienced by PRS and its construction affiliate, we ceased our business dealings with PRS and acquired the general partner interest in certain partnerships sponsored by PRS as part of agreements reached in April of 2005 (the "PRS Partnerships"). There were two additional projects for which the PRS construction affiliate was general contractor (the "GCG Partnerships") for which the general partner interest owned by PRS or an affiliate were transferred at the same time.

Likewise, we entered into agreements with CRG with respect to certain partnerships in which CRG served as sponsor in April of 2005 (the "CRG Partnerships"). The PRS financial difficulties created construction finance shortfalls that have created liquidity problems for these partnerships as well. In December of 2006, we entered into an additional agreement with CRG to transfer the general partner interests held by CRG in four additional properties. This agreement included the termination of certain rights retained by CRG with respect to the CRG Partnerships in the 2005 Agreements and we have ceased our business dealings with CRG.

The PRS Partnerships, GCG Partnerships, and CRG Partnerships are set out in the table on page 43.

In addition to the PRS Partnerships, CRG Partnerships and GCG Partnerships described above, we own bonds that finance other partnerships associated with PRS and CRG. In these partnerships our funds are not the equity sponsor, and we will look to the respective equity investor to take control, complete construction and stabilize the partnerships. Absent a satisfactory resolution, we may exercise our available remedies to protect our investments.

In 2005, we halted construction on one property, and foreclosed upon and sold the property in 2006 for our carrying basis. In 2006, we halted construction on another property and sold our general partner and limited partner interest and have recovered our fund's investment in the project.

ERC

To protect our interests in properties for which we had provided debt or equity financing, in October 2006 we reached an agreement with ERC, Inc. (a developer) to acquire its general partner interests in partnerships it had sponsored. Those partnerships are also summarized in the table below.

Two of the properties are under construction, and we expect that the equity of the applicable property partnerships is sufficient to cover the estimated costs to complete these two properties. We may have to advance funds to the partnerships to cover operating costs until the properties achieve stabilization, which amounts we do not expect to exceed $1.5 million. We anticipate the future equity payments due these partnerships will be sufficient to repay the advances.

The partnerships in question are summarized as follows:

	Number	CharterMac Holds or Will Hold Mortgage Revenue Bond	CharterMac Capital Sponsored Fund is Equity Partner	Included in in Credit Intermediated Funds	CharterMac Capital Holds GP Interest	Third Parties Provided Equity	Loan Amounts Upon Full Draw Down (In thousands)	Fair Value of Mortgage Revenue Bonds Outstanding at December 31, 2006 (In thousands)
PRS Partnerships								
Lease-Up	10	9	5	3	5	5	$ 103,846	$ 101,361
Rehab	1	1	1	1	1	--	19,300	20,126
Stabilized	2	2	--	--	--	2	18,407	18,921
Subtotal	13	12	6	4	6	7	141,553	140,408
CRG Partnerships								
Lease-Up	4	2	4	3	2	--	19,975	20,086
Rehab	2	2	2	2	2	--	61,912	62,892
Subtotal	6	4	6	5	4	--	81,887	82,978
GCG Partnerships								
Construction	1	1	1	1	--	--	16,600	16,600
Lease-Up	1	1	1	--	--	--	13,170	13,471
Subtotal	2	2	2	1	--	--	29,770	30,071
ERC Partnerships								
Construction	2	2	2	2	2	--	16,950	17,463
Lease-Up	14	13	14	13	14	--	111,842	112,799
Stabilized	2	2	2	1	2	--	9,408	9,755
Subtotal	18	17	18	16	18	--	138,200	140,017
Total	39	35	32	26	28	7	$ 391,410	$393,474
Total eliminated in consolidation							$286,338	$290,408

Our potential exposure falls into three categories as follows:

Cash required to bring the properties to break-even operation – As of December 31, 2006, advances outstanding totaled approximately $37.8 million, although we recovered approximately $12.1 million in January 2007. These advances, and additional loans, are assessed periodically for collectability and the impact on the potential impairment of existing mortgage revenue bonds. At present, we do not anticipate that any such advances would require a charge to expense. Based on lease-up estimates and projected costs to complete construction, we currently estimate that we will not need to advance funds materially in excess of advances made to date.

Potential impact on mortgage revenue bonds – Our current estimate, based on available information, is that expected cash flows from the underlying properties are sufficient to provide debt service. As a result, we do not believe that there is other-than-temporary impairment of any of the affected bonds.

Potential cost to provide specified yields – As noted in the table on page 43, 26 of the partnerships are part of equity funds for which we are obligated to provide specified yields. As construction delays are likely to reduce the expected yields of the properties themselves, performance of the funds is likely to be impacted as well. The obligations, however, provide for expected yields on pools of properties, some of which are performing above expected levels and the funds themselves often provide for adjustors that may mitigate the negative impact that would arise from the construction delays over the guarantee period covered by the agreements. Our current estimate given these factors, and assuming that the property level partnerships meet their obligations under existing partnership agreements, is that no exposure under these agreements is probable at this time.

There can be no assurance that a bankruptcy by or against PRS or its affiliates or against ERC may not give rise to additional claims concerning these partnerships.

Forward Transactions

At December 31, 2006, our Mortgage Banking subsidiaries had forward commitments of approximately $181.8 million for mortgages to be funded in 2007 and later and each lending commitment has an associated sale commitment. In addition, those subsidiaries had commitments to sell mortgages totaling $143.3 million. Approximately $122.5 million of this amount was funded as of December 31, 2006, and is included in "Other Investments" as "Mortgage Loans Held for Sale" (see Note 4). The balance of approximately $20.8 million is to be funded in 2007.

We have entered into transactions to purchase mortgage revenue bonds at predetermined prices and interest rates, but only if construction of the property is completed. These forward commitments create derivative instruments under SFAS No. 133, which have been designated as a cash flow hedge of the anticipated funding of the mortgage revenue bonds and are recorded at fair value, with changes in fair value recorded in other accumulated comprehensive income until the mortgage revenue bonds are funded. The total potential amount we could be required to fund is $24.8 million by the end of 2007.

Additionally, we have certain other bonds that we fund on an as needed basis. The remaining balance to be funded on these drawdown bonds is approximately $8.3 million at December 31, 2006.

Mortgage Banking Loss Sharing Agreement

Pursuant to a master loss sharing agreement under the Fannie Mae Delegated Underwriting and Servicing ("DUS") program, we assume responsibility for a portion of any loss that may result from borrower defaults, based on Fannie Mae loss sharing formulas. At December 31, 2006, substantially all of our loans sold to Fannie Mae consisted of Level I loans, meaning, in most cases, that we are responsible for the first 5% of the unpaid principal balance and a portion of any additional losses to a maximum of 20% of the original principal balance; Fannie Mae bears any remaining loss. Pursuant to this agreement, we are responsible for funding 100% of mortgagor delinquency (principal and interest) and servicing (taxes, insurance and foreclosure costs) advances until the amounts advanced exceed 5% of the unpaid principal balance at the date of default. Thereafter, we may request interim loss sharing adjustments which allow us to fund 25% of such advances until final settlement under the agreement.

We also participate in loss sharing transactions under Freddie Mac's Delegated Underwriting Initiative ("DUI") program whereby we originate loans that are purchased by Freddie Mac. The aggregate of all loans we may originate under this program can not exceed $100.0 million. Under the terms of our master agreement with Freddie Mac, we are obligated to reimburse Freddie Mac for a portion of any loss that may result from borrower defaults on DUI transactions. For such loans, if a default occurs, our share of the loss will be the first 5% of the unpaid principal balance and 25% of the next 20% of the remaining unpaid principal balance to a maximum of 10% of the unpaid principal balance. The loss on a defaulted loan is calculated as the unpaid principal amount due, unpaid interest due and default resolutions costs (taxes, insurance, operation and foreclosure costs) less recoveries.

Our maximum exposure at December 31, 2006, pursuant to these agreements, was approximately $816.3 million (representing what we would owe in accordance with the loss sharing percentages with Fannie Mae and Freddie Mac described above if every loan defaulted), although this amount is not indicative of our actual potential losses. We maintain an allowance for loan losses for loans originated under these product lines at a level that, in management's judgment, is adequate to provide for estimated losses. At December 31, 2006, that reserve was approximately $13.1 million, which, we believe, represents our actual potential losses at that time.

As of December 31, 2006, our Mortgage Banking subsidiaries maintained, collateral consisting of treasury notes, and Fannie Mae and Freddie Mac securities of approximately $900,000 and a money market account of approximately $12.4 million, which is included in "Restricted cash" in the consolidated balance sheet, to satisfy the Fannie Mae collateral requirements of $11.3 million.

We are also required by the master agreement with Freddie Mac to provide a letter of credit in the amount of 8% of the original principal balance as collateral security for payment of the reimbursement obligation. A reimbursement agreement with the Bank of America to provide a master letter of credit covering the collateral requirement up to $8.0 million covers this letter of credit requirement. At December 31, 2006, commitments under this reimbursement agreement totaled $2.9 million.

Yield Transactions

We have entered into several credit intermediation agreements with either IXIS or Merrill Lynch (each a "Primary Intermediator") to provide agreed-upon rates of return for pools of multifamily properties each owned by a local partnership which in turn, is majority-owned by a fund sponsored by CharterMac Capital. In return, we have or will receive fees, generally at the start of each credit intermediation period. There are a total of 15 outstanding agreements to provide the specified returns:

→ through the construction and lease-up phases of the properties;

→ for the period from the completion of the construction and lease-up phases through the operating phase of the properties; or

→ covering both periods.

Total potential exposure pursuant to these transactions is approximately $1.1 billion, assuming the funds achieve no return whatsoever. We have analyzed the expected operations of the underlying properties and believe there is no risk of loss at this time, as we have never yet been called upon to make payments under these agreements. Should our analysis of risk of loss change in the future, a provision for possible losses might be required pursuant to SFAS No. 5. The fair value of these obligations, representing the deferral of the fee income over the obligation periods, was $30.2 million as of December 31, 2006. This amount is included in "Deferred revenues" within "Accounts payable, accrued expenses and other liabilities" on our consolidated balance sheet (see Note 10). Refer also to *PRS / CRG / ERC* above, regarding potential exposure under existing obligations.

Some of the property-level partnerships have financed their properties with the proceeds of our mortgage revenue bonds. In a portion of these cases, the Primary Intermediator has required that those mortgage revenue bonds be deposited into a trust from which senior and subordinated trust certificates were issued with approximately 50% of these trust certificates being subordinated. We have financed a portion of these senior and subordinated trust certificates through our fixed rate securitization transaction (see Note 8). By placing these bonds into this trust structure we have restricted our ability to foreclose on these bonds without the consent of the Primary Intermediator.

Other Contingent Liabilities

We have entered into several transactions pursuant to the terms of which we will provide credit support to construction lenders for project completion and Fannie Mae conversion. In some instances, we have also agreed to acquire subordinated bonds to the extent the construction period bonds do not fully convert. We also provide payment, operating deficit, recapture and replacement reserve guarantees as business requirements for developers to obtain construction financing. Our maximum aggregate exposure relating to these transactions is approximately $211.4 million as of December 31, 2006. The fair value of these obligations, representing the deferral of the fee income over the obligation periods, was approximately $1.0 million as of December 31, 2006. To date, we have had minimal exposure to losses under these transactions and anticipate no material liquidity requirements in satisfaction of any guarantee issued.

At December 31, 2006, we had unused letters of credit totaling $8.0 million described in the *Mortgage Banking Loss Sharing Agreements* above.

Legal Contingencies

Claims have been asseted against subsidiaries of the Company in two separate but interrelated lawsuits relating to two properties for which we have provided debt and equity financing, but associated with the same developers. The lawsuits allege, among other things, (i) breach of fiduciary duty; (ii) breach of the implied covenant of good faith and fair dealing; (iii) intentional misrepresentation, fraud and deceit; (iv) negligent misrepresentation; and (v) tortious interference with contracts. One of the lawsuits claims unspecified damages while the other lawsuit claims damages of $10.0 - 15.0 million. One suit (with unspecified damages claimed) is scheduled for trial in May 2008. The parties are engaged in discovery and have entered into settlement discussions seeking a global resolution of all of these disputes. If such a settlement cannot be achieved, we intend to defend vigorously against the claims.

We are subject to routine litigation and administrative proceedings arising in the ordinary course of business. Management does not believe that such matters will have a material adverse impact on our financial position, results of operations or cash flows.

Other Funding Commitments

CUC

Our membership interest in CUC (see Note 4) includes a co-investment obligation amounting to 2.5% of capital invested. Based upon the current funding limit of CUC, our remaining commitment as of December 31, 2006, was approximately $147,000 which is required to be funded prior to August 31, 2007.

Investments in CMBS Partnerships & ARESS

We participate as co-investor in the CMBS funds we sponsor. As of December 31, 2006, our remaining unfunded capital commitments were $14.8 million to ARESS (see Note 1) and $1.8 million to CMBS Partnerships.

Lease Obligations

The future minimum payments and income from subleases for operating leases as of December 31, 2006, were as follows:

(In thousands)	Minimum lease payments	Sublease income	Net Minimum lease payments
Year Ending December 31,			
2007	$ 8,717	$ (1,174)	$ 7,543
2008	8,817	(1,359)	7,458
2009	8,276	(1,222)	7,054
2010	8,384	(1,293)	7,091
2011	7,061	(1,317)	5,744
Thereafter	37,950	(1,619)	36,331
Total	$79,205	$(7,984)	$71,221

We recorded rent expense of approximately $8.9 million in 2006, $8.4 million in 2005 and $3.3 million in 2004 (including amounts paid to TRCLP in 2004).

NOTE 22 – SUBSEQUENT EVENTS

In March 2007, we entered into a 10b5-1 plan whereby we plan to purchase up to 9.8% of the outstanding shares of AMAC in open-market purchases based on pre-determined parameters. We can not estimate how many shares we will purchase in 2007.

Management's Report on the Effectiveness of Internal Control over Financial Reporting

The management of CharterMac and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Trustees regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CharterMac management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework. Based upon our assessment we believe that, as of December 31, 2006, our internal control over financial reporting is effective in accordance with those criteria. Management excluded from its assessment the internal controls over financial reporting at ARCap Investors, LLC, which was acquired on August 15, 2006, and whose financial statements constitute 19 percent and 18 percent of net and total assets, respectively, 14 percent of revenues and 10 percent of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006.

Deloitte & Touche LLP, our independent auditors, have issued an audit report on our assessment of the Company's internal control over financial reporting, which appears on page 58.

Marc D. Schnitzer
Chief Executive Officer
March 9, 2007

Robert L. Levy
Chief Financial Officer
March 9, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Trustees
and Shareholders of
CharterMac
New York, New York

We have audited the accompanying consolidated balance sheets of CharterMac and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 as presented on pages 3 to 45. Our audits also included the financial statement schedules listed in the Index at Item 15(a)2. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CharterMac and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP
New York, New York
March 9, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Trustees
and Shareholders of
CharterMac
New York, New York

We have audited management's assessment, included in the accompanying "Management's Report on the Effectiveness of Internal Controls over Financial Reporting" as presented on page 46, that CharterMac and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in "Management's Report on the Effectiveness of Internal Control Over Financial Reporting" as presented on page 46, management excluded from its assessment the internal control over financial reporting at ARCap Investors, LLC and subsidiaries, which was acquired on August 15, 2006 and whose financial statements constitute 19 percent and 18 percent of net and total assets, respectively, 14 percent of revenues, and 10 percent of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at ARCap Investors, LLC and subsidiaries. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2006 of the Company and our report dated March 9, 2007 expressed an unqualified opinion on those consolidated financial statements and financial statement schedules.

DELOITTE & TOUCHE LLP
New York, New York
March 9, 2007

CharterMac and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the results of operations and financial condition of CharterMac. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes.

Forward-Looking Statements

This MD&A contains forward-looking statements. These forward-looking statements are not historical facts, but rather our beliefs and expectations and are based on our current expectations, estimates, projections, beliefs and assumptions about our Company and industry. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Some of these risks include, among other things:

- adverse changes in real estate markets;
- competition with other companies;
- interest rate fluctuations;
- general economic and business conditions;
- environmental/safety requirements;
- changes in applicable laws and regulations;
- our tax treatment, the tax treatment of our subsidiaries and the tax treatment of our investments;
- risk of default associated with the mortgage revenue bonds and other securities held by us or our subsidiaries;
- risks associated with providing credit intermediation;
- risk of loss under mortgage banking loss sharing agreements;
- risk of loss from direct and indirect investments in CMBS;
- the risk that relationships with key investors and developers may not continue;
- our ability to generate fee income may not continue; and
- risks related to the form and structure of our financing arrangements.

We caution you not to place undue reliance on these forward-looking statements, which reflect our view only as of the date of this annual report.

Factors Affecting Comparability

Acquisitions

In August 2006, we acquired ARCap. Prior to the acquisition date, we recorded equity earnings on our 10.7% equity investment in ARCap in our Portfolio Investing segment. Following the acquisition, operating results of ARCap are included in our Fund Management, Mortgage Banking and Consolidated Partnerships segments. In addition, we incurred restructuring costs associated with planned integration activities and incurred increased non-cash compensation costs following the acquisition due to non-vested share grants.

We acquired Capri Capital Limited Partnership ("CCLP") in March 2005. Operating results in our Portfolio Investing segment prior to the acquisition date include interest income on a loan made to CCLP in July 2004. Following the acquisition, operating results of CCLP are included in our Mortgage Banking segment.

Accounting Changes

The adoption of several accounting pronouncements has affected our consolidated financial statements.

Primarily due to our adoption of FIN 46(R) as of March 31, 2004, we consolidate more than 149 partnerships (predominantly investment funds we sponsor) in our consolidated financial statements. The operating results for 2006 and 2005 include a full period of operations for these entities, as well as the elimination of transactions between the entities and our subsidiaries. In 2004, the operating results include only nine months' operating results as we adopted this accounting standard as of March 31 of that year (see Notes 1 and 7 to the consolidated financial statements).

The adoption of FIN 46(R) led to a significant increase in the amount of assets and liabilities we record and also results in the recognition of the operating results of partnerships in which we have virtually no equity interest, the elimination of transactions between our businesses and those partnerships and the allocation of their results to their investor partners.

Other Items

During June 2006, we created our Centerbrook subsidiary to provide credit intermediation products to the affordable housing finance industry. Our majority ownership of Centerbrook will enable us to prospectively retain a significant portion of the fees that we would have paid to third party credit providers. We have incurred various start-up costs in connection with this subsidiary in 2006.

In September 2006, we terminated a loan investment and recognized a one-time gain totaling approximately $6.9 million. We also closed a subsidiary and recorded goodwill and intangible asset impairment charges of approximately $2.6 million in the third and fourth quarters of 2006.

The income tax provision or benefit is affected by the book income or losses of the taxable businesses and tax deductible distributions on their subsidiary equity. In 2006, a current tax provision (due to higher currently taxable income) is coupled with a valuation allowance against deferred tax assets. Management determined that, in light of projected taxable losses in the corporate subsidiaries for the foreseeable future, all of the deferred tax assets will likely not be realized and hence a valuation allowance was provided. In 2005 and 2004, an income tax benefit was recognized.

At the end of 2005, management elected to discontinue the use of the "Related Capital Company" trade name, effective January 1, 2006. The decision resulted in the non-cash write-off of an intangible asset recorded at the time we acquired Related Capital (now known as CharterMac Capital). The write-off amounted to $22.6 million and reduced net income by $12.3 million, net of tax benefit, or $0.21 per basic and diluted share.

Results of Operations

Overview

The following is a summary of our operations:

(In thousands)	2006	% of Revenues	2005	% of Revenues	2004	% of Revenues	% Change 2006 vs. 2005	% Change 2005 vs. 2004
Total revenues	$387,259	100.0%	$295,097	100.0%	$232,432	100.0%	31.2 %	27.0 %
Income before income taxes:								
Income (loss) subject to tax	(31,555)	(8.1)	(48,872)	(16.6)	(31,965)	(13.8)	(35.4)	52.9
Income not subject to tax	79,341	20.5	79,309	26.9	80,085	34.5	--	(1.0)
	47,786	12.3	30,437	10.3	48,120	20.7	57.0	(36.7)
Income tax (provision) benefit	(6,492)	(1.7)	28,577	9.7	17,243	7.4	(122.7)	65.7
Net income	41,294	10.7	59,014	20.0	65,363	28.1	(30.0)	(9.7)

Our consolidated results over the three-year period reflect our changing business focus from direct investing, primarily generating recurring, revenues towards growing the business through fund and asset management with a large proportion of fee-based transaction income. This transition included:

→ rapid growth of our taxable, fee-based business through the sponsorship of increasingly larger and greater number of funds in 2004, 2005 and 2006;

→ approximately doubling our Mortgage Banking business through the acquisition of CCLP in 2005;

→ commencement of Centerbrook in June 2006; and

→ our acquisition of ARCap in August 2006 positively impacting our Fund Management and Mortgage Banking segments.

Our reported revenues do not fully reflect the growth of the individual businesses due to the impact of consolidating sponsored investment partnerships, as described more fully below. The underlying revenue growth stems from the introduction of new products such as variable-rate bond financing and loss-sharing mortgage loan originations for Freddie Mac.

Beyond the growth of our businesses, costs have also increased due to (among other factors):

→ increasing financing costs due to higher borrowing levels attendant to expansion and general increases in interest rates;

→ the requirement for infrastructure to support growth, primarily in 2004 and 2005, and the costs to operate acquired businesses;

→ the costs associated with the creation of tax credit equity funds that vary with the level of fund sponsorship activity, although the majority of such costs are reimbursed and the reimbursements are recognized as revenue;

→ start-up costs as well as termination and other costs associated with the restructuring of securitization programs in connection with the launch of Centerbrook; and

→ restructuring costs relating to integration actions with respect to the ARCap acquisition in 2006.

Along with the compositional changes in the business, we are now also increasingly subject to taxation, although tax benefits may result based upon the annual taxable income or loss from these businesses. The tax benefits recognized in 2004 and 2005 reflect the increasing proportion of these taxable businesses and increased book losses of those businesses. The tax provision in the 2006 period relates to a higher level of current taxable income from the Fund Management segment due to increased fund sponsorship activity, coupled with a valuation allowance against deferred tax assets as noted above. See also *Income Taxes* on the next page.

REVENUES

Our revenues for the years ended December 31 were as follows:

(In thousands)	2006	2005	% Change 2006 vs. 2005	2004	% Change 2005 vs. 2004
Mortgage revenue bond interest income	$ 156,500	$146,024	7.2%	$ 132,075	10.6%
Other interest income	34,159	16,162	111.4	9,346	72.9
Fee income					
Fund sponsorship	44,739	50,982	(12.2)	45,564	11.9
Mortgage banking	34,247	27,104	26.4	15,026	80.4
Credit intermediation	5,215	6,694	(22.1)	8,476	(21.0)
Total fee income	84,201	84,780	(0.7)	69,066	22.8
Other revenues					
Prepayment penalties	6,856	6,326	8.4	1,877	237.0
Construction service fees	4,801	4,583	4.8	1,445	217.1
Rental income of real estate owned	5,918	3,860	53.3	--	--
Administration fees	2,371	1,832	29.4	1,381	32.7
Expense reimbursements	3,658	4,923	(25.7)	2,785	76.8
Other	5,057	2,511	101.4	2,244	11.9
Total other revenues	28,661	24,035	19.2	9,732	147.0
Revenues of consolidated partnerships	83,738	24,096	247.5	12,213	97.3
Total revenues	$387,259	$295,097	31.2%	$232,432	27.0%

The ARCap acquisition in 2006 and the CCLP acquisition in 2005 drove a significant amount of our annual revenue increase in 2006 and 2005, respectively. Adjusting to include ARCap revenues and CCLP revenues for all periods, our total revenues would have increased approximately 11.9% in 2006 and 8.6% in 2005.

As we transition to increase our position as an asset and fund manager, the revenue fluctuations above are not necessarily representative of the growth of our businesses as we consolidate many partnerships from which we earn revenues, and as a result many transactions are eliminated in consolidation. For example, we eliminate revenues earned by our subsidiaries in transactions with LIHTC and Property Partnerships we have consolidated but in which we have virtually no equity interest. Although the amounts are eliminated in consolidation, the net losses recognized by those partnerships in connection with these transactions are absorbed by their equity partners; as such, the elimination in consolidation has an insignificant impact on our net income. The consolidation also results in the elimination of revenues earned by our Portfolio Investing and Fund Management subsidiaries for transactions with the partnerships. The revenues eliminated were as follows:

(In thousands)	2006	2005	% Change 2006 vs. 2005	2004	% Change 2005 vs. 2004
Mortgage revenue bond interest income	$ 11,198	$ 3,555	215.0%	$ 581	511.9%
Other interest income	210	321	(34.6)	159	101.9
Fund sponsorship fees	47,152	39,708	18.7	25,531	55.5
Credit intermediation fees	3,789	3,152	20.2	1,609	95.9
Other revenues	5,372	2,783	93.0	3,320	(16.2)
Total	$67,721	$49,519	36.8%	$31,200	58.7%

These amounts, along with revenues of consolidated partnerships, increased significantly over the three year period due to additional partnerships consolidated during the periods.

For discussion of individual revenue streams, see *Results by Segment* on the next page.

EXPENSES

Our expenses for the three years ended December 31 were as follows:

(In thousands)	2006	2005	% Change 2006 vs. 2005	2004	% Change 2005 vs. 2004
Interest expense	$ 97,055	$ 56,698	71.2%	$ 30,932	83.3%
Interest expense – preferred shares of subsidiary	18,898	18,898	--	18,898	--
Salaries and benefits	94,916	68,983	37.6	56,044	23.1
Fund origination and property acquisition expenses	12,338	15,704	(21.4)	15,980	(1.7)
Operating costs of real estate owned	4,861	3,218	51.1	--	--
Restructuring costs	1,446	--	--	--	--
Other general and administrative	52,087	40,708	28.0	29,282	39.0
Subtotal	165,648	128,613	28.8	101,306	27.0
Depreciation and amortization	47,527	44,195	7.5	30,407	45.3
Write off of intangible assets	2,644	22,567	(88.3)	--	--
Loss on impairment of assets	5,003	4,555	9.8	757	501.7
Subtotal	336,775	275,526	22.2	182,300	51.1
Interest expense of consolidated LIHTC and Property partnerships	25,989	26,322	(1.3)	21,395	23.0
Interest expense of consolidated CMBS and Direct Loan partnerships	21,937	--	--	--	--
	47,926	26,322	82.1	21,395	23.0
Other expenses of consolidated LIHTC and Property partnerships	75,479	49,810	51.5	30,519	63.2
Other expenses of consolidated CMBS and Direct Loan partnerships	467	--	--	--	--
	75,946	49,810	52.5	30,519	63.2
Subtotal	123,872	76,132	62.7	51,914	46.7
Total expenses	$460,647	$351,658	31.0%	$234,214	50.1%

The total amount of operating costs we recognize increased significantly over the three-year period due to increased investment activity and general expansion of our businesses, the CCLP acquisition in 2005, the ARCap acquisition in 2006 and the amortization of intangible assets acquired.

The increase in interest expense reflects the higher borrowing levels as we expand our various business lines. Significant borrowings during 2006 and 2005 included those related to:

→ our acquisition of ARCap in 2006, for which the cash portion of the purchase price was approximately $263.3 million;

→ acquisitions and fundings of mortgage revenue bonds totaling approximately $419.9 million in 2006 and $443.5 million in 2005; and

→ short-term lending for mortgage loans prior to their sale to agencies and conduits, which increased markedly in 2006 and 2005 as the business grew.

In addition to higher borrowings, interest expense over the three year period reflects an increase in the average borrowing rate, resulting primarily from gradual increases in the Bond Market Association Municipal Swap Index ("BMA") and LIBOR rates over the three year period, following sharp declines in prior years. Interest expense also includes amounts paid and received pursuant to swap agreements as part of our risk management strategy.

(Dollars in thousands)	2006	2005	2004
Average borrowing rate	4.6%	3.8%	2.6%
Average BMA rate	3.45%	2.45%	1.22%
Average LIBOR rate	5.13%	3.46%	1.54%
Swap agreements – notional amount at December 31	$725,000	$500,000	$50,000

The amount reported as "interest expense – preferred shares of subsidiary" represents dividends on the Equity Issuer preferred shares that are subject to mandatory repurchase (see also *Other Items* below regarding dividends on shares that are not subject to mandatory repurchase).

The increase in salaries and benefits expense in 2006 as compared to 2005 primarily relates to:

→ approximately 100 employees added upon the ARCap acquisition;

→ incremental non-cash compensation cost of approximately $8.0 million related to shares issued in connection with the ARCap acquisition (of the incremental amount, approximately $1.1 million related to shares that vested immediately);

→ deferred participation compensation of approximately $4.7 million related to CMBS funds we sponsor;

→ severance related costs of approximately $2.5 million associated with the elimination of certain executive positions during 2006; and

→ continued growth of our component businesses.

The increase in salaries and benefits expense in 2005 as compared to 2004 is primarily related to the acquisition of CCLP in 2005 and the addition of approximately 100 employees at that time. In addition, 2005 also includes approximately $3.2 million of costs related to the departure of our Chief Executive Officer and an executive of one of our subsidiaries.

Fund origination and property acquisition expenses represent costs incurred in connection with originating tax-credit equity investment funds and acquiring properties for those investment funds (see *Fund Management* section on the next page for related revenue discussion).

Restructuring costs relate to integration initiatives in connection with the ARCap acquisition.

Other general and administrative expenses in many categories increased in 2006 and 2005 due to the expansion of our businesses, increased occupancy needs and:

→ the acquisitions of ARCap in 2006 and CCLP in 2005 which increased infrastructure costs;

→ start-up costs and termination and other fees associated with restructuring of our securitization programs in connection with the launch of Centerbrook in 2006; and

→ growth in professional fees due, in part, to auditing and compliance costs related to Sarbanes-Oxley implementation and legal costs related to protecting our interests in properties whose developers/contractors experienced financial problems (see Note 21 to the consolidated financial statements) and other properties on which we foreclosed (see Note 6 to the consolidated financial statements).

Depreciation and amortization expenses were higher in the 2006 and 2005 periods, primarily due to:

→ higher amortization of mortgage servicing rights following the CCLP and ARCap acquisitions and the expansion of the Mortgage Banking business;

→ a write-off of previously deferred fees in 2006 in connection with the restructuring of certain securitization programs upon the launch of Centerbrook; and

→ recognizing a retroactive depreciation charge in 2006 for real estate owned which was reclassified from held for sale to held and used (see Note 6 to the consolidated financial statements).

The write-off of intangible assets in 2006 represents a goodwill impairment charge of approximately $1.0 million to account for the portion of our total investment in a subsidiary that we did not recover upon discontinuance of the business and the write-off of $1.6 million in unamortized other intangible assets recognized at the time of its acquisition. The 2005 write-off pertains to management's decision at the end of 2005 to discontinue the use of the "Related Capital Company" trade name when we renamed the subsidiary CharterMac Capital. The absence of amortization during 2006 related to this write-off partially offset the depreciation and amortization increases above.

Operating costs of real estate owned relates to properties foreclosed upon in May 2005 in connection with three of our mortgage revenue bonds. The 2006 period represents a full year worth of operating costs compared to approximately eight months during 2005.

Loss on impairment of assets is discussed in *Portfolio Investing* below.

The increases in the LIHTC and Property partnerships expense categories over the three year period are due to the increase in the number of such partnerships consolidated due to the incremental fund sponsorship activity as well as an increase in the number of Property Partnerships which we have taken control of over the past two years to protect our investments (see also Note 21 to the consolidated financial statements). Virtually all of the expenses of the consolidated partnerships are absorbed by their equity partners; as such, they have an insignificant impact on our net income.

Expenses of consolidated CMBS and Direct Loan partnerships represent funds we sponsor to syndicate investments in CMBS and associated resecuritization trusts, along with a Direct Loan partnership we manage and consolidate. These items were incorporated into our financial results following our acquisition of ARCap in August 2006.

Other Items

(In thousands)	2006	2005	% Change 2006 vs. 2005	2004	% Change 2005 vs. 2004
Equity and other income	$ 1,978	$ 7,037	(71.9)%	$ 3,442	104.4%
Gain on termination of CCA loan	$ 6,916	$ --	--%	$ --	--%
Gain on sale or repayment of mortgage revenue bonds and other assets	1,120	1,561	(28.3)	217	619.4
Gain on sale or repayment of loans	10,334	6,501	59.0	7,651	(15.0)
Gain on sale or repayment of loans and mortgage revenue bonds	$ 18,370	$ 8,062	127.9%	$ 7,868	2.5%
Income allocated to preferred shareholders of subsidiary	$ (6,225)	$ (6,225)	--%	$ (3,942)	57.9%
Income allocated to SCUs	$ (16,131)	$ (23,091)	(30.1)%	$ (28,174)	(18.0)%
Income allocated to SMUs	(102)	(330)	(69.1)	--	--
Income allocated to SCI's	(80)	--	--	--	--
Other	219	--	--	(194)	--
Total income allocated to minority interests	$ (16,094)	$ (23,421)	(31.3)%	$(28,368)	(17.4)%
Loss allocated to partners of consolidated partnerships	$401,377	$349,531	14.8%	$219,950	58.9%

Equity and other income decreased in the 2006 period as we no longer recognize equity income from our investment in ARCap after completing our acquisition in August. Subsequent to the ARCap acquisition, equity and other income is comprised of income earned from property development joint ventures, offset by losses from tax advantaged investment vehicles similar to those we sponsor. The sharp increase in 2005 relates to the level of joint venture investment activity as several ventures approached completion, allowing us to realize our share of development income and gains on sale. The 2005 increase also includes incremental dividends from converting a portion of our ARCap investment from preferred to common units. Equity income from our investment in CMBS funds is eliminated in consolidation, but positively impacts our net income. From the date of acquisition through December 31, 2006, this amount was approximately $15.3 million. There is no comparable amount in 2005 or 2004 as this earnings stream began with our acquisition of ARCap.

Gain on termination of CCA loan represents the $6.0 million cash paid to us by CCA to terminate our rights relating to a participating loan and the estimated value of the manager interest in CUC that was assigned to us (see Note 4 to the consolidated financial statements).

The variance in gain on repayment of mortgage revenue bonds relates to the level of repayments in the Portfolio Investing segment. Similarly, the year-to-year variations in gains on sales or repayment of loans are attributable to the fluctuations in the volume of mortgage originations. See *Results by Segment* below.

The total of "income allocated to preferred shareholders of subsidiary," increased in 2005 as compared to the 2004 period due to an additional preferred offering consummated in April 2004.

The income allocation to SCUs and SMUs and SCIs of subsidiaries represents the proportionate share of after-tax income attributable to holders of subsidiary equity as if they were all converted to common shares and therefore fluctuates along with net income. There was no income allocated to SMUs in 2004 as the units were first issued in May 2005; likewise, the SCIs were issued in August 2006 in connection with our ARCap acquisition. "Other" minority interest in 2006 principally represents the portion of Centerbrook owned by IXIS. The amount for 2004 pertains to the portion of CMC that we did not acquire until the first quarter of 2005.

The loss allocation to partners of consolidated partnerships represents the operating losses of LIHTC and Property partnerships, of which we have absorbed an insignificant portion (approximately $10,000) and the majority ownership in CMBS funds we sponsor.

Income Taxes

A large majority of our pre-tax income is derived from our Portfolio Investing businesses, which are structured as flow-through entities. Likewise, the CMBS and Direct Loan Fund Sponsorship businesses which are included in our Fund Management segment are similarly structured. As such, the income from those businesses does not subject us to income taxes.

The Fund Management businesses (other than those noted above) and the Mortgage Banking businesses, however, are conducted in corporations and are subject to income taxes. Because the distributions paid on the minority interests in these corporate subsidiaries effectively provide a tax deduction, as well as other factors within these businesses, they often have losses for book purposes. In 2005, the other factors include the $22.6 million write-off of an intangible asset (see *Expenses* above and Note 5 to the consolidated financial statements).

We provide for income taxes for these corporate subsidiaries in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109") which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

The tax benefit disclosed in years prior to 2006 relates to the book losses of the taxable businesses and the tax deductible distributions on their subsidiary equity. As the proportion of our pre-tax income contributed by the businesses generating taxable income and losses changes, the resulting tax benefit or provision may appear incongruous with our consolidated income before income taxes, as illustrated in Note 12 to the consolidated financial statements. In 2006, a current tax provision (due to higher currently taxable income) is coupled with a valuation allowance against deferred tax assets. Management determined that, in light of projected taxable losses in the corporate subsidiaries for the foreseeable future, all of the deferred tax assets will likely not be realized and hence a valuation allowance was provided.

As noted above, we recognized an income tax provision in 2006 compared to an income tax benefit for the comparable periods in 2005 and 2004. The

effective tax rate on a consolidated basis was 13.6% in 2006, (93.9)% in 2005 and (35.8)% in 2004, due to the factors noted above. The effective rate for our corporate subsidiaries that were subject to taxes was (20.6)% in 2006, 58.5% in 2005 and 54.4% in 2004. See Note 12 to the consolidated financial statements for further information regarding the effective tax rate.

Results by Segment

Portfolio Investing

The table below shows selected information regarding our Portfolio Investing activities:

(In thousands)	2006	2005	% Change 2006 vs. 2005	2004	% Change 2005 vs. 2004
New mortgage revenue bond acquisitions	$ 298,875	$ 378,746	(21.1)%	$ 290,967	30.2%
Funding of mortgage revenue bonds acquired in prior years	24,700	1,800	--	17,735	(89.9)
Acquisitions related to prior period forward commitments	96,365	62,971	53.0	16,395	284.1
Total acquisition and funding activity	$ 419,940	$ 443,517	(5.3)%	$ 325,097	36.4%
Forward commitments issued but not funded	$ --	$ 8,000	--%	$ 88,676	(91.0)%
Mortgage revenue bonds repaid	$ 83,746	$ 104,279	(19.7)%	$ 26,870	288.1%
Average portfolio balance (fair value)	$2,560,548	$2,229,654	14.8%	$1,946,433	14.6%
Weighted average permanent interest rate of bonds acquired	5.99%	6.19%		6.26%	
Weighted average yield of portfolio	6.72%	6.77%		6.79%	
Average borrowing rate (1)	4.17%	3.65%		2.51%	
Average BMA rate	3.45%	2.45%		1.22%	
Mortgage revenue bond interest income (2)	$ 170,273	$ 150,222	13.3%	$ 132,815	13.1%
Other interest income (2)	19,894	10,602	87.6	7,100	49.3
Prepayment penalties	1,662	1,176	41.3	30	--
Rental income of real estate owned	5,918	3,860	53.3	--	--
Other revenues (2)	5,885	3,495	68.4	2,966	17.8
	$ 203,632	$ 169,355	20.2%	$ 142,911	18.5%
Interest expense and securitization fees (2)	$ 97,233	$ 53,617	81.3%	$ 32,373	65.6%
Loss on impairment of assets	$ 5,003	$ 4,555	9.8%	$ 757	501.7%
Gain on termination of CCA loan	$ 6,916	$ --	--%	$ --	--%
Gain on repayments of mortgage revenue bonds	$ 1,048	$ 1,523	(31.2)%	$ 217	601.8%
CAD	$ 101,022	$ 102,927	(1.9)%	$ 106,317	(3.2)%

(1) Includes effect of swaps and in 2006, incremental costs related to restructuring of our securitization programs.

(2) Prior to intersegment eliminations.

The increase in mortgage revenue bond interest income is primarily due to expanding our revenue bond portfolio in 2005 and 2006, although the rate of investment has slowed due to challenging market conditions we have experienced since 2004. Also included in mortgage revenue bond interest income is contingent interest of approximately $5.2 million in 2006, $2.6 million in 2005 and $230,000 in 2004, related to bonds prepaid during those years.

Other interest income in this segment is predominantly interest income on investments other than mortgage revenue bonds and intercompany interest eliminated in consolidation. The higher level of income in the 2006 and 2005 periods relates primarily to increased intercompany lending to utilize this segment's cash flow, offset by a lower level of outside investments following the conversion of loans to equity in relation to the CCLP and ARCap acquisitions in 2005 and 2006 and the CCA loan termination in 2006.

The level of prepayment penalties we record as income can be expected to increase as several older, higher-yielding mortgage revenue bonds in our portfolio reach the end of lock-out periods. In 2006, one borrower prepaid a bond resulting in a $1.0 million gain on repayment.

Rental income of real estate owned pertains to the operations of properties on which we foreclosed during the second quarter of 2005. The 2006 period includes a full year of operations while the 2005 results represent only a partial period.

While the decline in interest rates for new investments has gradually lowered the average yield of our portfolio, from an income perspective, the low interest rate environment has been favorable for us. Although the BMA rate, the short-term tax-exempt index, increased markedly in 2006 and 2005, our weighted average cost of debt associated with these investments, taking our hedging into effect, continues to allow us to recognize spreads of several percentage points between our cost of borrowing and the interest rates earned. Corresponding with an increase in the average portfolio balance, our level of securitizations increased and, along with a higher average borrowing rate, resulted in the increase in interest expense and securitization fees. In addition, the restructuring of our securitizations in 2006 resulted in incremental interest costs of approximately $2.6 million.

While our borrowing costs have been increasing along with market rates, we expect the commencement of Centerbrook, our new credit intermediation subsidiary, will help enable us to retain a significant portion of fees which we historically have paid to third parties. In addition, we anticipate Centerbrook will enable us to obtain better leverage against our assets and lower our average cost of capital. Also, the fixed rate securitization we entered into in 2006 should serve to temper our exposure to interest rate increases.

Impairment losses pertain to the restructuring of bond terms or the deterioration of operations that indicate that full balances may not be recoverable. We recognized impairment on eight mortgage revenue bonds in the 2006 period with seven underlying properties, four in the 2005 period with three underlying properties and one in the 2004 period with one underlying property. While the number of impairments increased in the 2006 period, the losses have declined in comparison with the growth rate of the portfolio.

CAD in this segment declined in 2006 from the 2005 period level due to higher borrowing costs from steadily increasing interest rates and charges recorded in 2006 associated with restructuring of our securitization programs. These factors were partially offset by a $6.0 million cash termination fee received upon the termination of the loan to CCA and a sharply higher level of prepayment penalty income. CAD declined in 2005 as compared to 2004 due primarily to higher borrowing costs from increasing interest rates, partially offset by increased interest income from revenue bond portfolio expansion from 2004 to 2005.

Fund Management

The table below shows selected information regarding our Fund Management activities for the years ended December 31:

(In thousands)	2006	2005	% Change 2006 vs. 2005	2004	% Change 2005 vs. 2004
Equity raised by LIHTC funds	$1,184,321	$ 1,131,274	4.7%	$1,143,379	(1.1)%
Equity invested by LIHTC funds (1)	$1,113,289	$1,074,457	3.6%	$ 972,477	10.5%
Fees based on equity raised (2)	$ 14,739	$ 16,211	(9.1)%	$ 11,003	47.3%
Fees based on equity invested (2)	$ 46,737	$ 45,733	2.2%	$ 41,970	9.0%
Fees based on management of other entities:					
Asset management and partnership fees (2)	$ 29,533	$ 28,888	2.2%	$ 18,632	55.0%
Investment origination fees (2)	377	592	(36.3)	590	0.3
Other (2)	101	60	68.3	1	--
Subtotal	30,011	29,540	1.6	19,223	53.7
Total fund sponsorship fees (2)	91,487	91,484	--	72,196	26.7
Credit intermediation fees (2)	11,475	9,845	16.6	10,085	(2.4)
Expense reimbursement (2)	12,816	9,409	36.2	7,142	31.7
Construction fees (2)	4,801	4,583	4.8	1,445	217.2
Other interest income (2)	7,013	236	--	110	114.5
Other revenues (2)	3,773	2,195	71.9	1,685	30.3
Total	$ 131,365	$ 117,752	11.6%	$ 92,663	27.1%
Equity income from CMBS and Direct Loan funds (2)	$ 15,284	$ --	--%	$ --	--%
CAD	$ 59,550	$ 58,010	2.7%	$ 52,215	11.1%

(1) Excludes warehoused properties that have not yet closed into an investment fund.
(2) Prior to intersegment eliminations.

Our Fund Management activities generate origination and acquisition fees associated with sponsoring tax credit equity investment funds and for assisting the funds in acquiring assets, which we recognize when the equity is invested by the investment fund. We also receive partnership and asset management fees for the services we perform for the funds once they are operating, which we recognize over the service periods. As many of our revenues are recognized over time following the sponsorship of a new fund, many of the 2006 and 2005 increases relate to the funds closed in 2004 and 2005.

Fees based on equity raised

We earn Organization and Offering ("O&O") service and partnership management fees based upon the level of equity we raise for tax-credit equity funds. O&O service fees are realized immediately while we earn the partnership management fees over five-year periods.

Fees earned for O&O services decreased approximately 20.2% to $7.8 million compared to $9.8 million in the 2005 period primarily due a decrease in the fee rate realized stemming from heightened competition relating to certain types of funds, offset by an increase in equity raised. These same revenues increased approximately 3.5% compared to $9.5 million in the 2004 period primarily due to the increase in the fee rate realized, offset by a marginal decrease in equity raised.

Partnership management fees revenues increased approximately 30.2% in 2006 to $6.9 million compared to $5.3 million for the same period in 2005. These same revenues increased approximately 245.6% in 2005 compared to $1.5 million for the same period in 2004. This increase is primarily the result of fund sponsorships completed during the three year period increasing the amount of deferred revenue being amortized over that period.

FEES BASED ON EQUITY INVESTED

We earn property acquisition fees and acquisition allowance fees based upon the level of fund equity invested, which varies due to the timing of fund closures. While we acquire properties on an ongoing basis throughout the year, we do not recognize revenue until we place the property in a sponsored fund. Therefore, delays in timing of a fund closure may impact the level of revenues we recognize in a given period.

These fees increased to approximately $46.7 million in 2006, representing an approximate 2.2% increase compared to the 2005 results. The increase in fees is comparable to the increase in funds originated.

These fees increased to approximately $45.7 million in 2005, representing an approximate 9.0% increase compared to the 2004 results. The increase in fees is lower than the increase of equity invested because of a decrease in the fee rate realized, stemming from changes in the mix of funds originated.

FEES BASED ON MANAGEMENT OF OTHER ENTITIES

The increase in asset management and partnership fees is attributable to:

→ the higher level of assets under management as we add to the population of funds sponsored (with 10 added in 2006 and nine added in 2005); and

→ the improvement of the cash position of certain investment funds allowing us to collect management fees in 2005 which we did not previously recognize until collectability was reasonably assured.

The 2006 increase was partially offset due the reduction of the cash positions of certain investment funds over the prior year which prevented us from recognizing any management fees for these funds in 2006 since collectability is not reasonably assured.

Fees earned from AMAC helped to increase our partnership and asset management fees in 2005 as we earned $1.9 million in incentive fees. We earned no incentive management fees in 2006 or 2004.

OTHER INTEREST INCOME

Other interest income in 2006 includes interest on resecuritization certificates held by ARCap and other temporary investments. The increase in 2006 relates entirely to the ARCap acquisition.

OTHER REVENUES

Credit intermediation, expense reimbursement, construction fees and other revenues in this segment consist largely of service fees charged to entities (including consolidated partnerships) we manage and fluctuate with the growth of the number of those entities and their cash flows.

Credit intermediation fees increased over the three year period due to additional credit intermediated funds being closed over the same period and the launch of Centerbrook in 2006.

We anticipate that the market for tax credit equity investing will continue to be strong in the near term but that heightened competition in the marketplace will lead to margin compression. We expect, however, that the launching of our in-house credit intermediation business will offset the impact of that margin compression from a net income perspective as we are likely to retain amounts previously paid or shared for credit intermediation and for providing specified rates of return to fund investors.

EQUITY INCOME

We are general partner of the CMBS and Direct Loan funds we sponsor and own a portion of the funds. Equity income in this segment primarily represents our proportionate share of profits as well as other allocations for general partner services. This category became a part of this segment upon the ARCap acquisition.

Segment CAD increased over the three year period due predominantly to higher fund sponsorship activity and the up-front fees received in the transactions. For 2006, the addition of equity income from the CMBS and Direct Loan funds to this segment with the acquisition of ARCap also benefited the CAD results as a portion of the income recognized is cash based. These gains were partially offset each year by higher infrastructure costs in expanding the business and for 2006, by initial start-up costs associated with the Centerbrook business.

Mortgage Banking

The table below shows selected information regarding our Mortgage Banking activities for the years ended December 31:

(In thousands)	2006	2005	% Change 2006 vs. 2005	2004	% Change 2005 vs. 2004
Originations	$1,541,797	$1,278,448	20.6%	$ 838,162	52.5%
Mortgage portfolio at December 31:					
Primary servicing	$9,624,571	$9,050,576	6.3%	$3,852,529	134.9%
Interim servicing	11,707,108	--	--	--	--
Special servicing	201,207	--	--	--	--
Carrying value of mortgage servicing rights at December 31	$ 68,875	$ 62,190	10.7%	$ 32,366	92.1%
Mortgage origination fees (1)	$ 9,136	$ 7,454	22.6%	$ 5,455	36.6%
Servicing fees (1)	21,985	18,928	16.2	9,571	97.8
Assumption fees (1)	3,383	887	281.4	220	303.2
Total fee income	34,504	27,269	26.5	15,246	78.9
Other interest income (1)	20,893	10,150	105.8	3,217	215.5
Prepayment penalties (1)	5,194	5,150	0.9	1,846	179.0
Other revenues (1)	2,206	1,003	119.9	719	39.5
	$ 62,797	$ 43,572	44.1%	$ 21,028	107.2%
Gain on sale of mortgages	$ 10,334	$ 6,501	59.0%	$ 7,651	(15.0)%
CAD	$ 20,199	$ 14,871	35.8%	$ 4,388	238.9%

(1) Prior to intersegment eliminations.

Revenues in 2006 and 2005 increased in this segment largely due to the acquisitions of ARCap in August 2006 and of CCLP in March 2005. Including all businesses for all periods, the 2006 increase would have been approximately 12.0% over 2005, and the 2005 increase would have been approximately 12.6% over 2004.

Originations for the three-years ended December 31 are broken down as follows:

(In thousands)	2006	% of Total	2005	% of Total	2004	% of Total
Fannie Mae	$ 620,583	40.3%	$ 705,024	55.1%	$284,479	33.9%
Freddie Mac	280,093	18.2	160,835	12.6	326,391	38.9
CharterMac Direct	535,554	34.7	--	--	--	--
Conduit and other	105,567	6.8	412,589	32.3	227,292	27.2
Total	$1,541,797	100.0%	$1,278,448	100.0%	$838,162	100.0%

Origination fees increased primarily due to the increase in originations. Fannie Mae and conduit originations decreased and CharterMac Direct increased from the 2005 period because the loan production staff focused its efforts on originating loans for CharterMac Direct, which was launched in late 2005 and through which we originate loans for AMAC and ARESS. Freddie Mac originations increased sharply due to three large portfolio transactions totaling $123 million in the 2006 period and our participation in the Freddie Mac DUI program.

With the ARCap acquisition, our servicing portfolio has expanded to include both special servicing and interim servicing, which entails short-term servicing conduits prior to the issuance of their securitizations.

The activity gains in 2005 stemmed from a significant increase in Fannie Mae originations, as CCLP had traditionally conducted a large portion of its business through Fannie Mae, and pricing changes that allowed us to garner greater market share. Conduit originations also increased sharply as we continued to pursue business not involving agency execution in response to market demand. These increases were partially offset by a sharp decline in Freddie Mac business, as the 2004 period reflects a large single-borrower pool transaction, with no comparable transaction in the 2005 period.

A significantly higher level of assumption fees were earned over the course of the three year period for when a new borrower assumes the obligation for a

loan in the servicing portfolio. The higher volume of assumptions stemmed from increasing sales of underlying properties for which the existing borrowers did not wish to pay prepayment penalties.

Despite the high volume of originations in 2005 and 2006, our primary servicing portfolio at December 31, 2006 declined from the 2005 level due to a high volume of loans paid off each year coupled with a high percentage of originations for loans without associated servicing.

Adjusting for the impact of the CCLP and ARCap acquisitions, servicing fee income in 2006 declined approximately 14.8% as compared to the same period in 2005, while 2005 servicing fee income increased approximately 20.9% as compared to the same period in 2004. The 2006 decline is due to the erosion of the primary servicing rate due to the higher proportion of non-agency loans in the portfolio. This trend has also affected the level of mortgage service rights, as write-offs in connection with the prepayment of mortgages at higher servicing rights are replaced with new assets generating lower fee streams. Generally, as our prepayments have increased, our mortgage servicing rights have decreased. This decrease is partially offset by an increase in the average loan balances serviced by ARCap in 2006 over 2005. The 2005 increase is due to a significant increase in the average loan balances serviced by ARCap over 2004.

Interest income relates primarily to that earned on escrow balances. The increases in 2006 and 2005 resulted from higher account balances and increased market rates earned. Interest income also increased due to the CCLP and ARCap acquisitions.

Gain on sale of mortgages relates directly to the value of mortgage service rights recorded when loans are sold. The mortgage service rights, in turn, are valued based on projected servicing revenues, which, excluding the mortgage service rights of $15.2 million acquired as part of the ARCap acquisition, decreased in 2006 as compared to 2005 due to erosion of servicing fee rates for new originations as discussed above. An increase in 2005 as compared to 2004 due to the increased origination volume was offset by a higher reserve for loan losses, due to the increased volume and the underlying debt service statistics in the portfolio.

Segment CAD increased over the three year period due primarily to increased servicing fees and interest income on escrow accounts. Both of these were attributable to the expansion of our business as well as the acquisition of ARCap in 2006 and CCLP in 2005, and the higher interest income was also due in part to increasing interest rates in 2005 and 2006. The increases were partially offset each year by a higher level of ongoing infrastructure costs as we continue to grow the business and, in 2006, by restructuring costs recorded in connection with the ARCap acquisition. We expect that the continued expansion of this business and the expected synergies from combining existing operations with ARCap should benefit segment CAD in future periods.

We anticipate that the continued growth of the securitized loan market will result in an increase in the proportion of our conduit executions to the total in coming years. We expect that our affiliations with pension fund advisors and AMAC will aid this growth. In addition, the increased customer base that comes with CharterMac's overall expansion through acquisitions and organic growth should increase our origination volume as we further develop our integrated infrastructure. The availability of the significant level of debt capital in the market and general compression of fees industry-wide, however, are likely to put pressure on our fee revenue and margins for the foreseeable future and may offset some of the profits expected from volume gains.

Consolidated Partnerships

The results of consolidated partnerships reflected in our consolidated financial statements are for entities we control according to the definitions of FIN 46(R) and similar accounting pronouncements. With respect to the more than 130 LIHTC and Property partnerships, we have no equity interest or, in the case of 38 of the partnerships, an insignificant equity interest. With respect to CMBS and Direct Loan partnerships, we have ownership of varying degrees, but all less than 25%.

LIHTC and Property Partnerships

Our Fund Management segment earns fees from many of the entities, and our Portfolio Investing business earns interest on mortgage revenue bonds for which these partnerships are the obligors. The consolidated partnerships are primarily tax credit equity investment funds we sponsor and manage, while the others are property level partnerships for which we have assumed the role of general partner.

The increased revenue, expense, equity loss and allocation amounts in 2006 are due principally to the origination of 10 funds in the past year and the assumption of the general partner interests in 20 property level partnerships during 2006.

The increased revenue, expense, equity loss and allocation amounts in 2005 are due to the origination of nine funds and the assumption of the general partner interests in 12 property level partnerships during 2005, all of which are included in the population.

As third party investors hold virtually all of the equity partnership interests in these entities, we allocate all results of operations to those partners except for approximately $10,000, representing our nominal ownership. As a result, the consolidation of these partnerships has an insignificant impact on our net income.

CMBS and Direct Loan Partnerships

CMBS and Direct Loan Partnerships were incorporated upon our acquisition of ARCap in August 2006 and as such, there is no comparable information for 2005 and 2004.

Inflation

Inflation did not have a material effect on our results for the periods presented.

Liquidity and Capital Resources

We fund our short-term business needs (including investments) primarily with cash provided by operations, securitization of investments, repurchase agreements and revolving or warehouse credit facilities. Our primary sources of capital to meet long-term liquidity needs (including acquisitions) are debt and various types of equity offerings, including equity of our subsidiaries. We believe that our financing capacity and cash flow from current operations are adequate to meet our immediate and long term liquidity requirements. Nonetheless, as business needs warrant, we may issue other types of debt or equity in the future.

Debt and Securitizations

Short-term liquidity provided by operations comes primarily from interest income from mortgage revenue bonds and promissory notes in excess of the related financing costs and fee income receipts. We typically generate funds for investment purposes from corresponding financing activities.

We have the following debt and securitization facilities to provide short-term and long-term liquidity:

→ a $100.0 million warehouse line, used for mortgage banking needs, which matures in May 2007, and we expect to enter into a new facility or a further extension of this line upon maturity;

→ a $250.0 million revolving credit facility, used to acquire equity interests in property ownership entities prior to the inclusion of these equity interests into investment funds, as well as for other corporate purposes, which matures in August 2009;

→ securitizations through the Merrill Lynch P-FLOATs/RITES program and through the Goldman Sachs Floats/Residuals program of a specified percentage of the fair value of mortgage revenue bonds not otherwise securitized or pledged as collateral; and

→ repurchase facilities used to fund investments by ARCap and its subsidiaries as well as for general business purposes.

As of December 31, 2006, we had approximately $145.6 million available to borrow under these debt and securitization facilities without exceeding limits imposed by debt covenants and our by-laws and without pledging additional collateral.

In addition to the credit lines detailed above, we have a $453.0 million fixed-rate mortgage revenue bond securitization program and $250.0 million term loan, both of which began in 2006 and were fully funded as of December 31, 2006. The securitization certificates have a weighted average term of eight years and the term loan matures in 2012.

We continue to actively manage our balance sheet and our lending relationships and to continue to diversify our sources of capital. Although the mortgage banking warehouse line matures in 2007, we expect to renew, replace or refinance it. While we believe that we will be able to do so, there is no assurance that we will achieve terms favorable to us. Also, while we intend to optimize our securitization borrowing, our continued ability to do so is dependent on:

→ the availability of bonds to be used in securitizations or as excess collateral;

→ the depth of the market of buyers for tax-exempt floating rate investments; and

→ our ability to maintain and expand our relationships with credit intermediators and liquidity providers.

Our debt financing facilities are more fully described in Notes 8 and 9 to our consolidated financial statements.

Equity

Other than our common shares, we have several classes of equity outstanding, with varying claims upon our income and cash flows:

→ Convertible Community Reinvestment Act Preferred Shares ("Convertible CRA Shares");

→ 4.4% Perpetual Convertible Community Reinvestment Act Preferred Shares ("4.4% Convertible CRA Shares");

→ Preferred shares of Equity Issuer (some of which are subject to mandatory repurchase);

→ SCUs of our subsidiary, CharterMac Capital Company LLC ("CCC");

→ SMUs of our subsidiary CM Investor, LLC; and

→ SCIs of our subsidiary ARCap.

The Convertible CRA Shares are economically equivalent to our common shares, receiving the same dividend. Unlike the common shares, however, these shares are not publicly traded and do not have voting rights but entitle the holders to "credit" under the US government's Community Reinvestment Act. These shares are convertible into common shares at the holders' option, mostly on a one-for-one basis. We first issued Convertible CRA Shares during 2000 and the program became popular with a broad range of banks that invest in our shares to both make an investment in us and to make qualifying Community Reinvestment Act investments.

The 4.4% Convertible CRA Shares are similar to the Convertible CRA Shares in that they entitle the holder to CRA "credit" and are convertible into common shares without having voting rights prior to conversion. Unlike the Convertible CRA Shares, however, these shares carry a fixed dividend and each will be convertible into common shares at a rate of approximately 1.81:1 beginning in July 2008.

The preferred shares of Equity Issuer entitle their holders to a claim on the income and cash flows of most of our Portfolio Investing business. They have no voting rights with respect to CharterMac and are not convertible into CharterMac common shares.

The SCUs entitle their holders to a claim on the income and cash flows of certain of our subsidiaries through which we operate our LIHTC fund sponsorship business. The SCUs have no direct voting rights with respect to CharterMac, but all of the holders also have special preferred voting shares of CharterMac, which have voting rights equivalent to our common shares. The SCUs are convertible into common shares on a one-for-one basis and are entitled to tax-adjusted dividends based on the common dividend rate.

SMU holders are entitled to distributions at the same time as, and only if, we pay distributions on our common shares. SMU distributions are currently $1.73 per year, subject to adjustment in the amount of 95% of the percentage increases or decreases in the dividends paid by us on the common shares. The SMUs are convertible into common shares on a one-for-one basis.

SCI holders are entitled to distributions at the same time as, and only if, we pay distributions on our common shares. SCI distributions are currently $1.72 per year, subject to an adjustment in the amount of 95% of the percentage increases or decreases in the dividends paid by us on our common shares. The SCIs are convertible into common shares on a one-for-one basis.

In October 2004, we filed a shelf registration with the SEC providing for the issuance of up to $400.0 million in common shares, preferred shares and debt securities. The shelf registration was declared effective on March 1, 2005 and was available for use beginning April 1, 2006. We have no current plans to draw upon this shelf registration but may as opportunities present themselves or business requirements dictate.

Further information about our equity instruments is included in Notes 13 and 14 to our consolidated financial statements.

Summary of Cash Flows

2006 vs. 2005

For the year ended December 31, 2006, cash and cash equivalents increased by a smaller amount than in the comparable 2005 period. A sharp increase in 2006 operating cash flows was more than offset by increased investing cash outflows and less cash provided by financing activities.

Operating cash flows in 2006 were $86.0 million higher than in 2005 due primarily to a sharp reduction in the level of mortgage loans receivable during 2006 as a result of the high level of December 2005 originations that were not sold until the first quarter of 2006. Conversely, in the 2005 period, the increasing level of originations following the CCLP acquisition resulted in a net addition to the asset balance during that period. In addition, liabilities increased in the 2006 period to a greater extent than in 2005 due to higher collections of deferred revenues in connection with fund origination activity. These increases were partially offset by increased collateral deposits in connection with Centerbrook and higher receivable balances, particularly with respect to advances to partnerships.

Cash used in investing activities was higher in 2006 as compared to 2005 by a margin of $150.9 million primarily due to the ARCap acquisition, offset in part by an investment sold to AMAC in April 2006, a decrease in restricted cash due to reduced restricted cash requirements when we restructured our securitization programs and returns of capital from ARCap prior to our acquisition.

Financing inflows in the 2006 period were lower than in 2005 by $7.5 million. While we borrowed through a new credit facility to finance the ARCap acquisition, the level of financing inflows was offset by the repayment of warehouse line borrowings associated with 2006 mortgage loan sales as noted in the discussion of operating cash flows above. Also included in financing activities are the proceeds and repayments related to the restructuring of our securitization programs and borrowings to capitalize Centerbrook. Also contributing to the overall decrease in financing activities were treasury stock purchases made during the year.

2005 vs. 2004

The larger increase in cash and cash equivalents in 2005 as compared to 2004 resulted principally from increased financing cash flows that offset a decline in cash provided by operating activities.

Operating cash flows decreased by $105.7 million in 2005 as compared to the 2004 level, due primarily to the high level of mortgage originations at the end of 2005. While the assets were sold in the first quarter of 2006, the increase in the level of mortgage assets held at the end of the year served to offset the increase in net income exclusive of non-cash expenses and charges.

Investing outflows in 2005 were approximately the same as in 2004 despite increased mortgage revenue bond acquisitions (net of repayments) and restricted cash requirements as we expanded the Mortgage Banking segment. Investing activities in 2004 included a higher level of investing outside of our normal business lines, most notably the loan to Capri, while 2005 included a $26.0 million co-investment with AMAC in a first mortgage loan, and other investments that aggregated less than $10.0 million.

Financing inflows in 2005 were $183.0 million higher than in 2004. This was primarily a result of optimizing our securitization capabilities and taking advantage of these facilities to monetize our mortgage revenue bond investment portfolio, the expansion of our Mortgage Banking borrowing capacity and the issuance of our 4.4% Convertible CRA Shares. These factors collectively exceeded the higher level of equity issuances (including subsidiary equity) in 2004.

Liquidity Requirements after December 31, 2006

During February 2007, equity distributions were paid as follows:

(In thousands)

Common/CRA shareholders	$25,201
SCU/SMU/SCI holders	8,884
4.4% CRA Preferred shareholders	1,188
Equity Issuer Preferred shareholders	6,281
Total	$41,554

Subsequent to December 31, 2006, we paid down the CMC warehouse line as the temporary expansion of the facility expired February 1, 2007 (see Note 9 to the consolidated financial statements).

Management is not aware of any trends or events, commitments or uncertainties, which have not otherwise been disclosed that will or are likely to impact liquidity in a material way (see also *Contingent Liabilities* below).

CONTRACTUAL OBLIGATIONS

The following table provides our commitments as of December 31, 2006, to make future payments under our debt agreements and other contractual obligations:

	Payments due by period				
(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable (1)(2)	$ 591,165	$ 166,165	$182,500	$ 5,000	$ 237,500
Notes payable of consolidated partnerships (3)	594,477	66,679	155,250	29,032	343,516
Repurchase agreements of consolidated partnerships (1)	942,224	255,823	7,135	149,009	530,257
Operating lease obligations	79,205	8,717	17,093	15,445	37,950
Subleases	(7,984)	(1,174)	(2,581)	(2,610)	(1,619)
Unfunded investment commitments (4)	231,518	144,180	87,338	--	--
Financing arrangements (1)(2)	1,801,780	1,801,780	--	--	--
Preferred shares of subsidiary (subject to mandatory repurchase)	273,500	--	--	--	273,500
Total	$4,505,885	$2,442,170	$446,735	$195,876	$1,421,104

(1) *The amounts included in each category reflect the current expiration, reset or renewal date of each facility or security certificate. Management has the ability and intent to renew, refinance or remarket the borrowings beyond their current due dates as described in Liquidity and Capital Resources.*

(2) *Recourse debt represents principal amount only and therefore does not include accrued interest of $5.8 million. The weighted average interest rate at December 31, 2006, including the impact of our swaps, was 5.32%.*

(3) *Of the notes payable of consolidated partnerships, $444.3 million are collateralized by equity subscriptions of certain equity partners of the investment funds. Per partnership agreements, the equity partners are also obligated to pay the principal and interest on the notes. The remaining balance of $150.2 million is collateralized with the underlying properties of the consolidated operating partnerships. All of this debt is non-recourse to us.*

(4) *Of this amount, $181.8 million represents mortgage loan origination commitments with corresponding sale commitments.*

OFF BALANCE SHEET ARRANGEMENTS

The following table reflects our maximum exposure and the carrying amounts as of December 31, 2006:

(In thousands)	Maximum Exposure	Carrying Amount
Completion guarantees (1)	$ 23,902	$ --
Development deficit guarantees (1)	44,198	578
Operating deficit guarantees (1)	7,524	169
ACC transition guarantees (1)	3,245	--
Recapture guarantees (1)	114,703	169
Replacement reserve (1)	3,120	48
Guarantee of payment (1)	14,720	--
LIHTC credit intermediation (2)	1,098,475	30,211
Mortgage banking loss sharing agreements (3)	816,321	13,116
	$2,126,208	$ 44,291

(1) *These guarantees generally relate to business requirements for developers to obtain construction financing. As part of our role as co-developer of certain properties, we issue these guarantees in order to secure properties as assets for the funds we manage. To date, we have had minimal exposure to losses under these guarantees and anticipate no material liquidity requirements in satisfaction of any guarantee issued. The carrying values disclosed above relate to the fees we earn for the transactions, which we recognize as their fair values.*

(2) *We see these transactions as opportunities to expand our Fund Management business by offering broad capital solutions to customers. To date, we have had minimal exposure to losses and anticipate no material liquidity requirements in satisfaction of any arrangement. The carrying values disclosed above relate to the fees we earn for the transactions, which we recognize as their fair values.*

(3) *The loss sharing agreements with Fannie Mae and Freddie Mac are a normal part of the DUS and DUI lender programs and afford a higher level of fees than we earn for other comparable funding sources. The carrying value disclosed above is our estimate of potential exposure under the guarantees, although any funding requirements for such exposure is based on the contractual requirements of the underlying loans we sell to Fannie Mae and Freddie Mac, which vary as to amount and duration, up to a maximum of 30 years. See also Risk Related to Our Mortgage Banking Business in Item 1A, Risk Factors.*

The maximum exposure amount is not indicative of our expected losses under the guarantees. For details of these transactions, see Note 21 to the consolidated financial statements.

Application of Critical Accounting Estimates

Our consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America ("GAAP"), which require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions sometimes involve future events that cannot be determined with absolute certainty. Therefore, our determination of estimates requires that we exercise our judgment. While we have used our best estimates based on the facts and circumstances available to us at the time, different results may actually occur and any such differences could be material to our consolidated financial statements.

We believe the following policies may involve a higher degree of judgment and complexity and represent the critical accounting policies used in the preparation of our consolidated financial statements:

- → valuation of investments in mortgage revenue bonds;
- → valuation of mortgage servicing rights;
- → valuation of derivatives;
- → impairment of goodwill and intangible assets; and
- → accounting for income taxes.

Valuation of Investments in Mortgage Revenue Bonds

SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, provides guidance on determining the valuation of investments owned. The initial classification of our investments in the "available for sale" category rather than as "held to maturity" is due to a provision in most of the mortgage revenue bonds under which we have a right to require redemption prior to maturity, although we can and may elect to hold them up to their maturity dates unless otherwise modified, and the ability of the borrower to prepay the bond after a lockout period. Because of this classification, we must carry our investments at fair value. Since there is no ready market for these investments, we must exercise judgment in determining what constitutes "fair value". We estimate the fair value by calculating the present value of expected future cash flows under the bonds. For bonds secured by non-stabilized properties, the discount rate is based upon the average rate of new originations for the quarter leading up to the valuation date. For bonds secured by stabilized properties, the discount rate is reflective of the lower inherent risk. If the property underlying the bond has substandard performance, a factor is added to the discount rate to allow for the additional risk. Conversely, if the underlying property is performing much better than expected, the discount rate may be reduced to allow for the reduced risk.

In making these determinations, we evaluate, among other factors:

Bonds Secured by Properties in Construction Phase

→ Assets where there are issues outstanding regarding timely completion of the construction, even if there is no apparent risk of financial loss.

Bonds Secured by Properties that are in Lease-Up or Stabilized Phases

→ Stabilization requirements (i.e., minimum occupancy level and debt service coverage for specified periods) not yet met but all completion requirements (i.e., timely submission of documentation regarding certificates of occupancy, deal waivers, etc., as well as completing construction within the budgeted cost) are met;

→ Established material variation from anticipated operating performance, ability to meet stabilization test within the allotted time period is in question or material deficiencies at the collateral level, or other weaknesses exist calling into question the viability of the project in the near to intermediate term; or

→ Project viability is in question and defaults exist and notification of such has been delivered. Enhanced possibility of loss may exist or has been specified.

We use these criteria to assess all of our mortgage revenue bonds. In our valuation review, any bonds meeting these criteria are monitored and assessed for risk of other-than-temporary impairment. If our analysis indicates that no other-than-temporary impairment has occurred, the fair value of a bond is considered to be the lower of outstanding face amount or the present value of expected future cash flows, with the discount rate adjusted to provide for the applicable risk factors. If however, our analysis indicates that other-than-temporary impairment has occurred, the bond is considered impaired, is written down to fair value as determined by the present value of expected future cash flows, and a corresponding charge to earnings is recorded in the statement of income.

Valuation of Mortgage Servicing Rights

SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, requires that servicing rights retained when mortgage loans are sold be recorded as assets at fair value and amortized in proportion to, and over the period of, estimated net servicing income. Significant judgment is required in accounting for these assets, including:

→ Determining the fair value of the asset retained when the associated mortgage is sold and in subsequent reporting periods, including such factors as costs to service the loans, the estimated rate of prepayments, the estimated rate of default and an appropriate discount rate to calculate the present value of cash flows; and

→ Estimating the appropriate proportion and period for amortizing the asset.

Changes in these estimates and assumptions could materially affect the determination of fair value.

We assess our mortgage servicing rights for impairment based on the fair value of the assets as compared to carrying values. We estimate the fair value by obtaining market information from one of the primary mortgage servicing rights brokers. To determine impairment, the mortgage servicing portfolio is stratified by the risk characteristics of the underlying mortgage loans and we compare the estimated fair value of each stratum to its carrying value. With respect to our primary servicing portfolio, we have determined that the predominant risk characteristic is the absence or presence of loss sharing provisions associated with the underlying loans. For our other servicing portfolios we have determined that the predominant risk characteristic is the ability to generate a consistent income stream per loan due to the short-term nature of the loans being serviced or due to the fact that certain servicing revenues are not recurring.

When the carrying value of capitalized servicing assets exceeds fair value, we recognize temporary impairment through a valuation allowance; fair value in excess of the amount capitalized is not recognized. In addition, we periodically evaluate our mortgage servicing rights for other-than-temporary impairment to determine whether the carrying value before the application of the valuation allowance is recoverable. When we determine that a portion

of the balance is not recoverable, the asset and the valuation allowance are reduced to reflect permanent impairment.

Valuation of Derivatives

We utilize derivative financial instruments as a means to help manage our interest rate risk exposure on a portion of our variable rate debt obligations, through the use of cash flow hedges. The instruments utilized are generally pay-fixed swaps which are widely used in the industry and typically entered into with major financial institutions. Our accounting policies generally reflect these instruments at their fair value with unrealized changes in fair value reflected in "accumulated other comprehensive income" on our consolidated balance sheets. Realized effects on cash flows as well as amounts considered ineffective are generally recognized currently in income.

Impairment of Goodwill and Intangible Assets

SFAS No. 142, *Goodwill and Other Intangible Assets*, requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment regarding the fair value of each reporting unit which is estimated using a discounted cash flow methodology. This, in turn, requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business and the life over which cash flows will occur. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment.

In addition, should we determine that goodwill is impaired, we would also review intangible assets for the same business to determine if they were impaired also. As with goodwill, any indicators of impairment of a specific intangible asset would also lead to a review. As the methods for determining fair values of intangible assets are similar to those for determining the fair value of goodwill, the same judgments and uncertainties apply to these determinations as well.

Accounting for Income Taxes

SFAS No. 109 establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns as well as the recoverability of amounts we record, including deferred tax assets. Furthermore, these projected future tax consequences include our assumption as to the continuing tax-free nature of a significant portion of our earnings. Variations in the actual outcome of these future tax consequences could materially impact our financial position or our results of operations.

Recently Issued Accounting Standards

In November 2005, the FASB issued Staff Position 115 / 124 – 1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. The Staff Position clarified, among other matters, the determination as to when an unrealized loss on debt securities should be reflected in the income statement as opposed to accumulated other comprehensive income. The Staff Position was effective as of the first quarter of 2006. Application of the Staff Position had no material impact on our results of operations.

During the first quarter of 2006, we adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("SFAS No. 123(R)") which replaces SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"). Among other things, SFAS No. 123(R) requires that companies record the value of stock option grants as compensation expense, while SFAS No. 123 allowed disclosure of the impact instead of recording the expense. As we had been accounting for share-based payments as an expense following the fair value provisions of SFAS No. 123, the impact of adopting this standard was not material to us. See also Note 15 to the consolidated financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, *Accounting for Servicing of Financial Assets* ("SFAS No. 156"). SFAS No. 156 stipulates the accounting for MSRs and requires that they be recorded initially at fair value. SFAS No. 156 also permits, but does not require, that we may subsequently record those MSRs at fair value with changes in fair value recognized in the statement of operations. Alternatively, we may continue to amortize the MSRs over their projected service periods. We will adopt SFAS No. 156, as required, in the first quarter of 2007 and do not expect any material impact in our consolidated financial statements as we intend to continue amortization of our MSRs.

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*, an interpretation of SFAS No. 109. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, we shall initially recognize tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. We shall initially and subsequently measure such tax positions as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. We will adopt this interpretation as required in 2007 and will apply its provisions to all tax positions upon initial adoption with any cumulative effect adjustment recognized as an adjustment to retained earnings. We are still evaluating the impact of adoption on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, which established a framework for calculating the fair value of assets and liabilities as required by numerous other accounting pronouncements, and expands disclosure requirements of the fair values of certain assets and liabilities. The statement is effective as of our 2008 fiscal year. We are currently evaluating the impact, if any, that the adoption of this Statement will have on our consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrant should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 was effective for 2006 and adoption of the SAB did not have a material effect on the consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value under existing GAAP. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. We will adopt the provision of this Statement, as required, in the first quarter of 2008. We are currently evaluating the impact of adoption, if any, on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS.

We invest in certain financial instruments, primarily mortgage revenue bonds and other investments that are subject to various forms of market risk, including interest rate risk. We seek to prudently and actively manage such risks to earn sufficient compensation to justify the undertaking of such risks and to maintain capital levels which are commensurate with the risks we undertake.

The assumptions related to the following discussion of market risk involve judgments involving future economic market conditions, future corporate decisions and other interrelating factors, many of which are beyond our control and all of which are difficult or impossible to predict with precise accuracy. Although we believe that the assumptions underlying the forward-looking information are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking information included herein will prove to be accurate. Due to the significant uncertainties inherent in forward-looking information, the inclusion of such information should not be regarded as our representation that our objectives and plans would be achieved.

INTEREST RATE RISK

The nature of our investments and the instruments used to raise capital for their acquisition expose us to income and expense volatility due to fluctuations in market interest rates. Market interest rates are highly sensitive to many factors, including governmental policies, domestic and international economic and political considerations and other factors beyond our control. A rising interest rate environment could reduce the demand for multifamily tax-exempt and taxable financing, which could limit our ability to invest in mortgage revenue bonds or to structure transactions. Conversely, falling interest rates may prompt historical renters to become homebuyers, in turn potentially reducing the demand for multifamily housing.

Our exposure to interest rate is twofold:

- the potential increase in interest expense on our variable rate debt; and
- the impact of interest rates on the fair value of our assets.

IMPACT ON EARNINGS

Our investments in mortgage revenue bonds generally bear interest at fixed rates, or pay interest according to the cash flows of the underlying properties, which do not fluctuate with changes in market interest rates.

In contrast, payments required under our variable rate securitization programs fluctuate with market interest rates based on the BMA index and are re-set weekly or every 35 days. In addition, we have variable rate debt related to our corporate term loan, and revolving credit and warehouse facilities, with rates based on LIBOR. Other long-term sources of capital, such as our preferred shares of Equity Issuer and our 4.4% Convertible CRA preferred shares, carry a fixed dividend rate and as such, are not impacted by changes in market interest rates.

With the exception of $725.0 million of debt hedged via interest rate swap agreements, and a $453.0 fixed rate securitization facility, the full amount of our liabilities labeled on our consolidated balance sheet as Financing Arrangements and Notes Payable are variable rate debts. We estimate that an increase of 1.0% in interest rates would decrease our annual net income by approximately $12.1 million.

Conversely, we have large escrow balances maintained by our Mortgage Banking business and we are entitled to the interest earned on those balances. A 1.0% increase in interest rates would therefore increase our net income by approximately $1.8 million.

We manage this risk through the use of interest rate swaps, interest rate caps and forward bond origination commitments, as described in Notes 11 and 21 to our consolidated financial statements. In addition, we manage our exposure by striving for diversification in our businesses to include those less susceptible to interest rate changes and by managing our leverage.

IMPACT ON VALUATION OF ASSETS

Changes in market interest rates would also impact the estimated fair value of our portfolio of mortgage revenue bonds. We estimate the fair value for each mortgage revenue bond as the present value of its expected future cash flows, using a discount rate for comparable tax-exempt investments. Therefore, as market interest rates for tax-exempt investments increase, the estimated fair value of our mortgage revenue bonds will generally decline, and a decline in interest rates would be expected to result in an increase in their estimated fair values. For example, we estimate that, using the same methodology used to estimate the portfolio fair value under SFAS No. 115, a 1% increase in market rates for tax-exempt investments would reduce the estimated fair value of our portfolio of mortgage revenue bonds by approximately $162.3 million and a 1% decrease would result in an increase of approximately $182.1 million. Changes in the estimated fair value of the mortgage revenue bonds do not impact our reported net income, net income per share, distributions or cash flows, but are reported as components of accumulated other comprehensive income and affect reported shareholders' equity, and may affect our borrowing capability to the extent that collateral requirements are sometimes based on our asset values.

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Stock Performance Graph

The following stock performance graph compares total shareholder return for the Company at December 31, 2006 to the Standard & Poor's 500 Index and the Russell 2000 Index. We are currently one of the companies included in the Russell 2000 stock index, an index that measures the performance of small market .apitalization companies. The graph assumes a $100 investment on December 31, 2001. All stock price performance figures include the reinvestment of dividends.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*

Among CharterMac, the S&P 500 Index and the Russell 2000 Index



DOLLARS
250
200
150
100
50
0
12/01
12/02
12/03
12/04
12/05
12/06
CHARTERMAC
S&P 500
RUSSELL 2000

** $100 invested on 12/31/01 in stock or index; includes reinvestment of dividends. Fiscal year ending December 31.*

Cumulative Total Return

Company / Index	Base Period 12/01	Years Ending 12/02	12/03	12/04	12/05	12/06
CharterMac	100	114.98	150.23	186.19	174.24	191.89
S&P 500 Index	100	77.90	100.25	111.15	116.61	135.03
Russell 2000 Index	100	79.52	117.09	138.55	144.86	171.47

TRADING AND DIVIDEND INFORMATION

	Common Stock Market Price Low	High	Dividends Declared
2006 *Quarter Ended:*			
March 31	$19.52	$22.65	$0.42
June 30	$16.86	$20.13	$0.42
September 30	$18.10	$21.05	$0.42
December 31	$19.52	$21.76	$0.42
2005 *Quarter Ended:*			
March 31	$20.65	$24.50	$0.41
June 30	$20.30	$22.49	$0.41
September 30	$20.43	$23.37	$0.41
December 31	$18.50	$23.02	$0.42

As of March 27, 2007, there were 2,776 registered common shareholders owning 52,450,077 common shares.

SHAREHOLDER INFORMATION

Trust Office
625 Madison Avenue
New York, NY 10022
(212) 317-5700

Website
www.centerline.com

Employees
Centerline had over 500 employees at December 31, 2006

Independent Accountants
Deloitte & Touche LLP

Counsel
Paul, Hastings, Janofsky & Walker LLP

Stock Listing
The New York Stock Exchange
Symbol: CHC

Transfer Agent & Registrar
Computershare Trust Company, N.A.
Centerline Holding Company
P.O. Box 43010
Providence, RI 02940-3010
(800) 730-6001
www.computershare.com

Dividend Reinvestment Plan
Centerline Holding Company offers its common shareholders a Dividend Reinvestment Plan. Shareholders who enroll in the Plan will have their quarterly dividend automatically reinvested toward the purchase of additional shares of Centerline Holding Company common stock. Costs and commissions associated with the Plan are paid for by the Company. For more information, please contact our Transfer Agent, Computershare, at (800) 730-6001.

Direct Deposit of Dividends
Centerline Holding Company's direct deposit dividend program provides for free, automatic deposit of quarterly dividend payments into a checking or savings account. For more information, please contact our Transfer Agent, Computershare, at (800) 730-6001.

Investor Relations
(800) 831-4826

Tax Information
Shareholders may obtain a copy of their Centerline Schedule K-1 at www. centerline.com

Form 10-K and CEO/CFO Certifications
A copy of the Trust's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available to shareholders without charge by written request to our Investor Relations Department.

Our Form 10-K is also available on our website at www.centerline.com.

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Shareholder Account Access
Shareholders of record can receive online account information and answers to frequently asked questions regarding shareholder accounts via Centerline's website at www.centerline.com.

Annual Meeting
The Annual Meeting of Shareholders will be held on June 13, 2007, at 10:00 a.m. at the offices of Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, NY.

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